UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

1 – Press Release	3

Highlights	4
Main Information	6
Statement of Income	8
Ratings	8
Summarized Analysis of Adjusted Income	10
Brazil’s Current Scenario	20
Main Economic Indicators	21

2 – Economic-Financial Analysis	23

Consolidated Balance Sheet and Statement of Adjusted Income	24
Financial Margin – Interest and Non-Interest	25
– Financial Margin – Interest	26
– Credit Financial Margin – Interest	28
– Funding Financial Margin – Interest	37
– Securities/Other Financial Margin – Interest	41
– Insurance Financial Margin – Interest	42
– Financial Margin – Non-Interest	42
Insurance, Private Pension and Certificated Savings Plans	43
– Bradesco Vida e Previdência	48
– Bradesco Capitalização	49
– Bradesco Auto/RE	51
– Bradesco Saúde	53
– Bradesco Dental	55
Fee and Commission Income	55
Administrative and Personnel Expenses	60
– Coverage Ratio	63
Tax Expenses	63
Equity in Earnings (Losses) of Unconsolidated Companies	63
Other Operating Expenses	64
Operating Income	65
Non-Operating Income	65

3 – Return to Shareholders	67

Sustainability	68
Investor Relations Department – IR	68
Corporate Governance	68
Share Performance	69
Dividends/Interest on Shareholders’ equity - JCP	71

4 – Additional Information	73

Compulsory Deposits/Liabilities	74
Products and Services Market Share	74
Infrastructure, IT and Telecommunications Investments	75
Market Risks	76

5 – Independent Auditors’ Report	79

Independent Auditors’ Report on Limited Review of Additional Accounting Information included in the Report on
Economic and Financial Analysis	80

6 – Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report	81

Complete Financial Statements	82

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Highlights

The main figures obtained by Bradesco in 1Q09 are presented below:

1. Net income for 1Q09 totaled R$1.723 billion (a -9.6% variation relative to the adjusted net income of R$1.907 billion in 1Q08), corresponding to EPS of R$2.42 (accumulated over 12 months) and a 21.0% return on Average Shareholders’ Equity(1).

2. Net income comprised R$1.073 billion from financial activities, which represented 62% of the total, and R$650 million from Insurance and Private Pension Plan activities, which accounted for 38% of total Net Income.

3. Market capitalization as of April 30, 2009 stood at R$76.389 billion.

4. Total Assets reached R$482.141 billion in March 2009, an increase of 35.6% in relation to the same period in 2008. Annualized return on average Assets reached 1.5%, vis-à-vis 2.2% in the same period of last year.

5. The Expanded Loan Portfolio(2) stood at R$214.291 billion, 26.5% higher on a y-o-y analysis. Loans to individuals totaled R$73.630 billion (up by 18.3%), while loans to corporations totaled R$140.661 billion (up by 31.2%) ..

6. Assets under Management reached R$640.347 billion, an increase of 26.7% vis-à-vis the R$505.365 billion of March 2008.

7. Shareholders’ Equity stood at R$35.306 billion in March 2009, a 7.3% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at 16.0% in 1Q09, 13.2% of which being Tier I Capital.

8. Remuneration to shareholders in the form of Interest on Shareholders’ Capital and Dividends paid and provisioned in 1Q09 amounted to R$2.528 billion, R$ 647 million of which related to the income generated in the quarter, equivalent to 37.6%, and R$1.881 billion related to the fiscal period of 2008.

9. The Efficiency Ratio in March 2009 stood at 41.5% (41.7% in March 2008).

10. In the quarter, investments in infrastructure, information technology and telecommunications amounted to R$793 million, up by 43.9 % y-o-y.

11. In the period, taxes and contributions, including social security, paid or provisioned, totaled R$3.159 billion, R$1.686 billion of which stemming from main activities developed by the Bradesco Organization, equivalent to 97.85% of the Net Income and R$1.473 billion related, mainly, to financial intermediation taxes withheld and paid by third parties.

12. Bradesco has a comprehensive distribution network, with 4,559 Branches (3,375 branches + 1,184 mini-branches(PABs)), 29,764 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 16,710 Bradesco Expresso outlets, 5,959 Banco Postal (Postal Bank) Branches, 2,695 Electronic Service Branches and 152 branches of Finasa Promotora de Vendas. 5,679 ATMs in the Banco24Horas (24HourBank) Network are also available to Bradesco clients.

13. Awards and Acknowledgements received in 1Q09:

– The highest profitability in the private sector of U.S. and Latin America (Consultoria Economática);

– Most valuable brand of the banking sector in Latin America and 12th worldwide (Brand Finance/The Banker);

– 5th world’s most valuable brand among retail banks (The Banker);

– Best Private Banking in Brazil for the second consecutive year (Euromoney);

– The most liquid bank in Latin America (Global Finance);

– Sustainability International Award (Golden Peacock Global Award for Corporate Social Responsibility 2009);

– The leader in the Insurance Market in 2008 (Insurance Brokers Union of São Paulo (Sincor-SP)/Valor Econômico);

– The largest private agent of the National Bank for Economic and Social Development (BNDES) in 2008 (Gazeta Mercantil), and

– Banco Bradesco and BMC - the leaders in payroll deductible loans for the Social Security National Institute (INSS) benefit recipients (Ministry of Social Security).

14. Socially, aiming at contributing to a better education in Brazil, Bradesco has been developing for over 52 years a broad social and educational program through Fundação Bradesco, maintaining 40 schools mainly located in regions of acute socio-economic poverty throughout all Brazilian states and Brasília, the Federal District. In 2009, with a budget estimated at R$231.343 million, Fundação Bradesco will be able to service over 642 thousand people in the various segments of operation. Among these services, 111,762(3) students will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(2) Considering Sureties, Guarantees, credit cards receivables (cash purchases and credit purchases from storeowners) and loan assignment (Receivables Securitization Funds - FIDC); and
(3) Forecast.

Main Information

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07	Variation%

									1Q09 x 4Q08	1Q09 x 1Q08

Statement of Income for the Period – R$ million

Accounting Net Income	1,723	1,605	1,910	2,002	2,102	2,193	1,810	2,302	7.4	(18.0)
Adjusted Net Income	1,723	1,806	1,910	2,002	1,907	1,854	1,850	1,801	(4.6)	(9.6)
Adjusted Net Interest Income	7,661	6,672	6,334	6,593	6,050	5,997	5,580	5,704	14.8	26.6
Provision for Loan Losses Expenses	(2,920)	(1,962)	(1,824)	(1,834)	(1,667)	(1,556)	(1,438)	(1,344)	48.8	75.2
Fees and Commissions	2,837	2,818	2,819	2,775	2,803	2,896	2,742	2,609	0.7	1.2
Administrative and Personnel Expenses	(3,903)	(4,180)	(3,936)	(3,684)	(3,552)	(3,794)	(3,395)	(3,293)	(6.6)	9.9

Balance Sheet – R$ million

Total Assets	482,141	454,413	422,662	403,232	355,470	341,144	317,648	290,568	6.1	35.6
Securities	130,816	131,598	132,373	118,956	105,167	114,452	108,098	103,577	(0.6)	24.4
Loan Operations (1)	214,291	215,345	197,250	181,602	169,408	161,407	140,094	130,819	(0.5)	26.5
– Individuals	73,630	73,768	69,984	65,872	62,226	59,277	54,383	49,832	(0.2)	18.3
– Corporations	140,661	141,577	127,266	115,730	107,182	102,130	85,711	80,987	(0.6)	31.2
Provision for Loan Losses (PLL)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)	(7,033)	11.3	41.0
Total Deposits	169,104	164,493	139,170	122,752	106,710	98,323	86,736	82,601	2.8	58.5
Technical Provisions	66,673	64,587	62,888	62,068	59,722	58,526	55,319	52,900	3.2	11.6
Shareholder's Equity	35,306	34,257	34,168	33,711	32,909	30,358	29,214	27,515	3.1	7.3
Total Funds Raised and Managed	640,347	597,177	570,116	552,082	505,365	482,971	452,698	421,602	7.2	26.7

Performance Indicators % (except when otherwise stated)

Net Income per Share – R$ (2)	2.42	2.48	2.50	2.48	2.41	2.38	2.30	2.24	(2.4)	0.4
Book Value per Share (Common and Preferred) – R$	11.50	11.16	11.13	10.98	10.72	10.03	9.65	9.17	3.0	7.3
Annualized Return on Average Shareholder's Equity (3) (4)	21.0	23.8	25.4	27.2	28.7	28.3	30.0	31.5	(2.8) p.p	(7.7) p.p
Annualized Return on Average Assets (4)	1.5	1.9	2.0	2.1	2.2	2.4	2.5	2.5	(0.4) p.p	(0.7) p.p
Average Rate – (Adjusted Net Interest Income/ Total Average Assets – Repos – Permanent Assets) Annualized	8.4	7.9	8.3	9.4	9.2	9.8	9.7	10.3	0.5 p.p	(0.8) p.p
Fixed Assets Ratio – Total Consolidated	14.1	13.5	17.6	16.2	12.1	14.5	14.7	8.5	0.6 p.p	2.0 p.p
Combined Ratio – Insurance (5)	86.2	89.7	84.4	84.9	83.9	92.8	92.3	87.7	(3.5) p.p	2.3 p.p
Efficiency Ratio (ER) (2)	41.5	42.0	41.6	41.3	41.7	41.8	41.8	42.0	(0.5) p.p	(0.2) p.p
Coverage Ratio (Fees and Commissions / Administrative and Personnel Expenses) (2)	71.6	73.1	75.5	77.8	78.7	80.2	80.6	79.4	(1.5) p.p	(7.1) p.p
Market Capitalization – R$ million (6)	65,154	65,354	88,777	95,608	93,631	109,463	107,222	95,545	(0.3)	(30.4)

Loan Portfolio Quality %

PLL / Loan Portfolio	6.6	5.9	5.7	5.8	5.8	6.0	6.4	6.5	0.7 p.p	0.8 p.p
Non Performing Loans (> 60 days (7) / Loan Portfolio)	5.4	4.5	4.2	4.3	4.3	4.2	4.4	4.5	0.9 p.p	1.1 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.3	3.6	3.5	3.5	3.5	3.5	3.7	3.7	0.7 p.p	0.8 p.p
Coverage Ratio (PLL/ >90 days (7))	152.4	165.6	163.6	165.9	166.5	168.7	171.7	173.7	(13.2) p.p	(14.1) p.p
Coverage Ratio (PLL / > 60 days (7))	122.3	130.7	135.7	136.6	137.0	140.7	144.1	144.1	(8.4) p.p	(14.7) p.p

Operating Limits %

Capital Adequacy Ratio – Total Consolidated (8)	16.0	16.1	15.6	12.9	13.9	14.0	14.2	16.1	(0.1) p.p	2.1 p.p
Tier I	13.2	12.9	12.5	10.1	10.5	10.2	10.8	11.6	0.3 p.p	2.7 p.p
Tier II	2.9	3.3	3.3	2.9	3.6	3.9	3.8	4.5	(0.4) p.p	(0.7) p.p
Deductions	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	(0.4)	–	–	0.1 p.p

	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Mar07	Variation%

									Mar09 x Dec08	Mar09 x Mar08

Structural Information – Units

Outlets	39,427	38,183	36,140	34,709	32,758	29,982	28,573	27,342	3.3	20.4
– Branches	3,375	3,359	3,235	3,193	3,169	3,160	3,067	3,031	0.5	6.5
– Advanced Service Branch (PAAs) (9)	1,183	1,032	902	584	135	130	130	130	14.6	776.3
– Mini-Branches (PABs) (9)	1,184	1,183	1,185	1,181	1,175	1,151	1,103	1,083	0.1	0.8
– Electronic Service Branch (PAEs) (9)	1,512	1,523	1,561	1,545	1,515	1,495	1,426	1,432	(0.7)	(0.2)
– Outplaced ATM Network Terminals	3,389	3,296	3,074	2,904	2,877	2,776	2,652	2,571	2.8	17.8
– 24-Hour Bank Network Assisted Terminals	5,068	4,732	4,378	4,153	3,763	3,523	3,387	3,287	7.1	34.7
– Banco Postal (Postal Bank)	5,959	5,946	5,924	5,882	5,851	5,821	5,753	5,709	0.2	1.8
– Bradesco Expresso (Correspondent Banks)	16,710	16,061	14,562	13,413	12,381	11,539	10,657	9,699	4.0	35.0
– Finasa Promotora de Vendas (Finasa Branches)	152	156	216	268	357	375	388	392	(2.6)	(57.4)
– Promotora de Vendas – BMC (Correspondent Banks)	884	883	1,078	1,561	1,510	–	–	–	0.1	(41.5)
– Credicerto Promotora de Vendas (BMC Branches)	–	–	13	13	13	–	–	–	–	–
– Branches/Subsidiaries Abroad	11	12	12	12	12	12	10	8	(8.3)	(8.3)
ATMs	35,443	34,524	32,942	31,993	30,956	29,913	28,738	28,002	2.7	14.5
– Proprietary	29,764	29,218	28,092	27,362	26,735	25,974	24,911	24,498	1.9	11.3
– 24-Hour Bank	5,679	5,306	4,850	4,631	4,221	3,939	3,827	3,504	7.0	34.5
Credit Card, Debit Card and Private Label – in millions	85.2	83.2	81.6	79.2	74.3	71.7	68.4	64.3	2.4	14.7
Internet Banking – users in millions	10.1	9.8	9.5	9.2	8.8	8.6	8.3	8.1	3.1	14.8
Employees	86,650	86,622	85,577	84,224	83,124	82,773	81,943	80,287	–	4.2

Clients – million

Checking Accounts	20.2	20.1	20.0	19.8	19.1	18.8	17.1	16.9	0.5	5.8
Savings Accounts	34.2	35.8	33.8	32.5	32.2	34.6	32.1	31.3	(4.5)	6.2
Insurance Group	28.6	27.5	26.8	25.8	25.0	24.0	22.0	19.1	4.0	14.4
– Policyholders	24.1	23.0	22.4	21.5	20.8	19.8	17.8	15.0	4.8	15.9
– Pension Plan Participants	2.0	2.0	1.9	1.9	1.9	1.9	1.9	1.8	–	5.3
– Savings Bonds Clients	2.5	2.5	2.5	2.4	2.3	2.3	2.3	2.3	–	8.7
Finasa	4.2	4.9	4.9	5.0	5.3	5.5	5.6	–	(14.3)	(20.8)

(1) Including sureties and guarantees and Credit Card receivables (cash purchases and credit purchases) and loan assignment (FIDC);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustment recorded in Shareholders’ Equity;
(4) YTD Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II); and
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
		BBB+	F2	BBB	F2	AAA (bra)	F1 + (bra)

Moody’s Investors Service

Financial Strengh	International Scale					Scale Domestic

B -	Debt Domestic Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa3	A1	P - 1	Ba2	NP	Aaa.br	BR - 1

Standard & Poor’s						R&l Inc.	Austin Rating

International Scale – Counterparty Rating				Domestic Scale		International Scale	Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating	Corporate Governance	Long-Term	Short-Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A - 1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Statement of Income

Adjusted Statement of Net Income

To allow a better analysis and comparability between the periods, we are presenting the Statement of Reported Net Income excluding non-recurring events that impacted the comparative periods (Adjusted Net Income).

			R$ million

	1Q09	4Q08	1Q08

Reported Net Income	1,723	1,605	2,102
Divestments / Mark-to-Market of Investments (1)	–	(454)	(387)
Additional Provision for Loan Losses (2)	–	597	–
Effects of Compliance with Law 11,638/07 (3)	–	88	–
Full Goodwill Amortization (4)	–	–	53
Legal Provisions – Economic Plans (5)	–	68	56
Other	–	7	–
Tax Effects	–	(105)	83
Subtotal non-Recurring Events	–	201	(195)
Adjusted Net Income	1,723	1,806	1,907

(1) Partial divestment in 1Q08 of R$352 million and mark-to-market in 4Q08 of R$454 million of our stake in Visa International;
(2) Out of the R$597 million, R$429 million are recorded under “excess PLL “and R$168 million are recorded under “general PLL”, due to the rating review of some Corporate clients;
(3) It basically refers to financial leasing adjustment (lessee);
(4) Referring to the full goodwill amortization in affiliated companies/subsidiaries; and
(5) In 2008, represented by the recording of civil liabilities - economic plans above the average recording of previous quarters.

Analytical Breakdown of Statement of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Adjusted Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown below.

			R$ million

	1Q09

	Reported Statement of Income	Fiscal Hedge (1)	Adjusted Statement of Income

Net Interest Income	7,752	(91)	7,661
– Interest	6,592	–	6,592
– Non-interest	1,160	(91)	1,069
PLL	(2,920)	–	(2,920)
Gross Income from Financial Intermediation	4,832	(91)	4,741
Income from Insurance, Private Pension Plans, Savings Bonds Operations	537	–	537
Fees and Commissions	2,837	–	2,837
Personnel Expenses	(1,776)	–	(1,776)
Other Administrative Expenses	(2,127)	–	(2,127)
Tax Expenses	(595)	10	(585)
Equity in the Earnings (Losses) of Unconsolidated Companies	6	–	6
Other Operating Income/Expenses	(1,262)	–	(1,262)
Operating Income	2,452	(81)	2,371
Non-Operating Income	(39)	–	(39)
Income Tax (IR)/Social Contribution (CS) and Minority Interest	(690)	81	(609)
Net Income	1,723	–	1,723

(1) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

								R$ million

	4Q08

	Reported Statement of Income	Visa Inc. (1)	Provision Legal - Economic Plans (2)	PLL	Effects of Compliance with Law 11,638/07 (4)	Fiscal Hedge (5)	Other	Adjusted Statement of Income

Net Interest Income	5,375	(454)	–	–	–	1,751	–	6,672
Interest	6,214	–	–	–	–	–	–	6,214
Non-interest	(839)	(454)	–	–	–	1,751	–	458
PLL	(2,559)	–	–	597	–	–	–	(1,962)
Gross Income from Financial Intermediation	2,816	(454)	–	597	–	1,751	–	4,710
Income from Insurance, Private Pension Plans, Savings Bonds Operations	543	–	–	–	–	–	–	543
Fees and Commissions	2,818	–	–	–	–	–	–	2,818
Personnel Expenses	(1,890)	–	–	–	–	–	–	(1,890)
Other Administrative Expenses	(2,250)	–	–	–	(40)	–	–	(2,290)
Tax Expenses	(306)	–	–	–	–	(190)	–	(496)
Equity in the Earnings (Losses) of Unconsolidated Companies	47	–	–	–	–	–	–	47
Other Operating Income/Expenses	(1,206)	–	68	–	128	–	7	(1,003)
Operating Income	572	(454)	68	597	88	1,561	7	2,439
Non-Operating Income	(6)	–	–	–	–	–	–	(6)
IR/CS and Minority Interest	1,039	154	(23)	(203)	(30)	(1,561)	(3)	(627)
Net Income	1,605	(300)	45	394	58	–	4	1,806

(1) Mark-to-market of Visa Inc shares;
(2) Represented by recording of civil provisions – economic plans above the average recording from previous quarters;
(3) Referring to the recording of excess PLL in the amount of R$429 million and rating review of Corporate clients in the amount of R$168 million;
(4) Basically referring to financial leasing adjustments; and
(5) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

						R$ million

	1Q08

	Reported Statement of Income	Divestments (1)	Goodwill (2)	Civil - Economic Plans (3)	Fiscal Hedge (4)	Adjusted Statement of Income

Net Interest Income	6,096	–	–	–	(46)	6,050
– Interest	5,544	–	–	–	–	5,544
– Non-Interest	552	–	–	–	(46)	506
PLL	(1,667)	–	–	–	–	(1,667)
Gross Income from Financial Intermediation	4,429	–	–	–	(46)	4,383
Income from Insurance, Private Pension Plan,Savings Bonds Operations	515	–	–	–	–	515
Fees and Commissions	2,803	–	–	–	–	2,803
Personnel Expenses	(1,737)	–	–	–	–	(1,737)
Other Administrative Expenses	(1,815)	–	–	–	–	(1,815)
Tax Expenses	(611)	–	–	–	6	(605)
Equity in the Earnings (Losses) of Unconsolidated Companies	32	–	–	–	–	32
Other Operating Income/Expenses	(1,117)	–	53	56	–	(1,008)
Operating Income	2,499	–	53	56	(40)	2,568
Non-Operating Income	402	(387)	–	–	–	15
IR/CS and Minority Interest	(799)	120	(18)	(19)	40	(676)
Net Income	2,102	(267)	35	37	–	1,907

(1) Basically the partial divestment in Visa Inc. in the amount of R$352 million;
(2) Referring to full goodwill amortization calculated in affiliated companies / subsidiaries;
(3) Referring to the recording of civil liability – economic plans above the average recording from previous quarters; and
(4) Partial result from derivatives used for hedge of investments abroad that, in terms of Net Income, simply annuls fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

Summarized Analysis of Adjusted Income

	R$ million

	Adjusted Statement of Income

	1Q09	4Q08	Variation		1Q09	1Q08	Variation
			1Q09 x 4Q08				1Q09 x 1Q08
			Amount	%			Amount	%

Net Interest Income	7,661	6,672	989	14.8	7,661	6,050	1,611	26.6
– Interest	6,592	6,214	318	6.1	6,592	5,544	1,048	18.9
– Non-Interest	1,069	458	611	133.4	1,069	506	563	111.3
PLL	(2,920)	(1,962)	(958)	48.8	(2,920)	(1,667)	(1,253)	75.2
Gross Income from Financial Intermediation	4,741	4,710	31	0.7	4,741	4,383	358	8.2
Income from Insurance,Private Pension Plan,Savings Bonds Operations	537	543	(6)	(11)	537	515	22	4.3
Fees and Commissions	2,837	2,818	19	0.7	2,837	2,803	34	1.2
Personnel Expenses	(1,776)	(1,890)	114	(6.0)	(1,776)	(1,737)	(39)	2.2
Other Administrative Expenses	(2,127)	(2,290)	163	(7.1)	(2,127)	(1,815)	(312)	17.2
Tax Expenses	(585)	(496)	(89)	17.9	(585)	(605)	20	(3.3)
Equity in Earnings (Losses) of Unconsolidated Companies	6	47	(41)	(87.2)	6	32	(26)	(81.3)
Other Operating Income/Expenses	(1,262)	(1,003)	(259)	25.8	(1,262)	(1,008)	(254)	25.2
Operating Income	2,371	2,439	(68)	(2.8)	2,371	2,568	(197)	(7.7)
Non-Operating Income	(39)	(6)	(33)	550.0	(39)	15	(54)	(360.0)
IR/CS	(603)	(610)	7	(1.1)	(603)	(672)	69	(10.3)
Minority Interest	(6)	(17)	11	(64.7)	(6)	(4)	(2)	50.0
Net Income	1,723	1,806	(83)	(4.6)	1,723	1,907	(184)	(9.6)

Net Income and Profitability

In 1Q09, the net income stood at R$1,723 million, a decrease of 4.6%, in the q-o-q comparison and of 9.6% in the y-o-y comparison, the reasons of which will be commented below, in the analysis of the main items of the statement of income.

It is worth mentioning that the economic crisis affected the financial activity, slowing down credit growth and causing higher delinquency.

Efficiency Ratio *

In the 1Q09, the Efficiency Ratio reached 41.5%, an improvement in the q-o-q comparison, basically due to the increase of the net interest income and ongoing cost control initiatives (personnel and administrative expenses).

In the y-o-y comparison, in addition to the increase of the net interest income and cost control, the return of technical provision for individual health portfolio to normal levels also contributed to this improvement.

* Efficiency Ratio (ER) = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and generation of revenue net of related taxes, ER in 1Q09 would be 52.9% .

Adjusted Net Interest Income

In the q-o-q comparison, the R$989 million variation was due to:

– The increase in income from interest-earning operations in the amount of R$378 million, was due to the growth in average business volumes and higher growth of loans to individuals;

– The increase in non-interest income in the amount of R$611 million, was due to higher securities/treasury gains, highlighting the positive mark-to-market effect in loan derivatives (Credit Default Swaps – CDS) on sovereign Brazilian bonds issued abroad (R$132 million in 1Q09 and R$(276) million in 4Q08), due to smaller volatility in the world’s financial markets.

In the y-o-y comparison, the increase of R$1,611 million, which corresponded to a 26.6% growth in Net Interest Income, was due to:

– The increase of R$1,048 million in income from interest-earning operations, basically due to increase in average business volumes.

– The increase of R$563 million, basically due to higher treasury/securities gains, in the amount of R$505 million; and higher credit recovery, in the amount of R$80 million.

Loan Portfolio – Expanded Concept*

In March 2009, loan operations of Bradesco amounted to R$214.3 billion, in line with the previous quarter, reflecting a drop of demand in the period.

In the y-o-y comparison, the portfolio grew by 26.5%, of which: Large Corporates 33.1%, Small and Medium-Sized Enterprises (SMEs) 28.7% and Individuals 18.3% . In the Corporate segment, products that contributed to main increases were: working capital, exports financing and operations abroad. In the Individuals segment, we highlight Consumer Sales Financing (CDC)/Leasing of vehicles and consumer loan.

Taking into consideration the Brazilian Central Bank’s (Bacen) criteria (which excludes Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases from storeowners) and loan assignment (FIDC)), loan operations amounted to R$174.1 billion, up by 0.4% in the quarter and 25.2% in one year.

* Including Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases) and loan assignment (FIDC).

Provision for Loan Losses (PLL)

The increase in PLL expenses reflects the effects of the world’s financial crisis, which implied an economic slowdown in the country, temporarily affecting the capacity of payment of companies and individuals. The deterioration of ratings of some companies and of individuals payments in arrear led us to increase provisioning levels. It is worth mentioning that we began in this quarter to record provisions for credit card operations related to cash and credit purchases from storeowners. The initial effect of which was R$177 million, amount that should not be repeated over the next quarters.

Delinquency ratio > 90 days

The Total delinquency ratio of 90 days, steady in the previous quarters, increased to 4.3% in this period for the reasons already commented. We are working with a scenario of a slight growth of this ratio for the next 2 quarters, which may then stabilize until the end of the year.

Coverage Ratio

The balance of PLL stood at R$11.424 billion on March 31, 2009, composed by R$9.735 billion of provisions required by the Brazilian Central Bank and by R$1.689 billion of excess provisions, calculated by in-house criteria and policies.

In the chart below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue by more than 90 days. Although a decrease has been seen in this quarter, it remains in a comfortable level.

Insurance, Pension Plans and Savings Bonds

The result of Insurance, Pensions Plans and Savings Bonds (*) of R$537 million, as classified in the Consolidated Statement of Income, shows a slight variation when compared to the 4Q08 (R$543 million) and to the 1Q08 (R$537 million).

Nevertheless, the financial result, an important element for analysis of full performance of these activities, is classified in the Net Interest Income. Thus, we analyze below the evolution of the net income and the combined ratio:

(*) Including Retained Premiums, Technical Provisions Variations, Retained Claims, Savings Bonds Raffles and Redemptions and Sales Expenses.

The better result in relation to the 4Q08 is basically due to the drop in claims in Health and Auto/P&C segments, the increase in financial revenues and the decrease in general/administrative expenses.

Year-on-year, the drop in the net income was due to lower gains from equities of R$43 million and the increase in the Social Contribution on Net Income (CSLL) rate, that burdened the taxable income by 6%.

In terms of solvency, Bradesco’s Insurance Group (Grupo Bradesco de Seguros e Previdência) complies with the Susep (Insurance Superintendence) rules which took effect as of January 1, 2008, and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.4 times the Shareholders’ Equity.

It is worth mentioning that the Insurance Group is the market leader in the consolidated premiums of Insurance, Contribution Revenues and Income from Savings Bonds (base date January 2009).

Note: We point out that the Statement of Income of Bradesco’s Insurance Group (Grupo Bradesco de Seguros e Previdência) is already included in the Consolidated Statement of Income of Bradesco. Detailed information on the insurance segment can be found on Chapter 2 of the Report on Economic and Financial Analysis of 1Q09.

Fees and Commissions

Fees and commissions remained in line on a q-o-q and y-o-y basis. Higher business volume and client base offset the loss originated from fees adjustment and the loan operations fee which can no longer be charged from individuals.

Administrative Expenses

In the q-o-q comparison, the decrease of administrative expenses is due to lower expenses related to advertisement and marketing of R$101 million and third-party services of R$61 million.

In the y-o-y comparison, the increase is due to the expansion of the distribution network and the increase in business volumes, in addition to investments in the Information Technology (IT) improvement project, aiming at the optimization of the IT platform, including the replacement of systems architecture.

Personnel Expenses

In 1Q09, the R$114 million decrease expenses is basically due to lower Structural expenses in the amount of R$64 million, basically related to higher vacation expenses in 1Q09, which is usual during the first-quarter period, and lower Non-Structural expenses in the amount of R$50 million related to lower expenses with management and employees profit sharing (PLR), as well as lower training expenses.

In the y-o-y comparison, the R$39 million increase was basically due to Structural increased expenses in the amount of R$134 million, due to the increase in distribution network and the 2008 bargaining agreement (wage increase between 8.15% and 10%), as well as benefits and others, and by lower

Non-Structural expenses in the amount of R$95 million, basically due to lower expenses with PLR and lower labor claims provisions.

Obs.: Structural = Compensation + Social Taxes + Benefits.
Non-Structural = Employee Profit Sharing (PLR) + Training + Labor Provision.

Tax Expenses

The R$89 million increase of tax expenses in 1Q09 in relation to 4Q08 is mainly due to higher PIS/Cofins expenses, in the amount of R$80 million, due to the increase in the taxable income in 1Q09, especially net interest income.

In the y-o-y comparison, tax expenses remained practically stable.

Other Operating Revenues and Expenses

In the q-o-q comparison, the variation of other operating revenues and expenses stood at R$259 million, basically comprised by higher operating provision expenses, in the amount of R$192 million, mostly civil liabilities, which include, particularly, provisions for contingencies related to economic plans.

In the y-o-y comparison, the increase of R$254 million was basically due to the increase in expenses with operating provisions, in the amount of R$91 million, the surge with sundry losses of R$74 million and higher goodwill amortization, in the amount of R$25 million.

Income Tax and Social Contribution

Both in the q-o-q and y-o-y comparisons, we observe an average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) close to the effective tax rate of 34%. Thus, nominal values variations reflect the trend of results in the respective periods.

Tax credits originated in previous periods, deriving from the social contribution rate increase to 15%, are recorded in the consolidated financial statements, until the limit of corresponding consolidated tax liabilities. The balance not yet activated reaches R$926 million. Further details may be obtained in Note 34 to the Financial Statements.

(*) IR and CS average rate on Net Income = (Net Income before taxes - (interest on shareholders’ capital expense +/- Equity in the Earnings (Losses) of Unconsolidated Companies)).

Unrealized Gains

Total unrealized gains, mainly represented by securities, posted an increase of R$688 million in this quarter, mainly due to the R$571 million growth in securities marked-to-market. These gains followed the market recovery after a period of volatility. It is worth mentioning that these securities are mostly used to guarantee technical provisions, which are long-term liabilities and not marked-to-market.

Economic Scenario

The 1Q09 was characterized, on one hand, by intensive effects of the international crisis on Brazil, and on the other hand, by a perception of Brazil’s economy resilience in opposition to a severe global crisis. The Brazilian industrial production, which had dropped by 14.8% in December, declined by 17.2% on average in the first two-month period of 2009, showing an aggravation of the effects related to the abrupt world credit crunch, a significant decrease in global trade which, in some countries, such as Japan, dropped by half, strong inventories adjustments undertook by companies since early this year to adjust to the new demand levels and due to consumers and businessmen gloomy expectations as to the potential negative impact of the global crisis. In response to this strong slowdown in activities and favorable prospects for inflation – market expectations for 2009 the CPI decreased from 5.29% in December to 4.32% in March – the Brazilian Central Bank decreased the Base rate (Selic) by 3.5 p.p. this year to 10.25%, and is signaling that a less severe monetary policy process will continue in the 2Q09. This signal resulted in real interest rates dropping from 8.5% in December to 5.5% at the end of March, which is the lowest historical level and certainly will contribute to an upturn in economic activities in the quarters ahead.

Despite of the negative surprise with the industry production in 1Q09, employment, income and retail sales have been performing better-than-expected, attesting the Brazilian market resilience to the external shock. While production was down by 17.4%, trade was up by 6.0% in January, partially boosted by the levels of the real income, which rose by 5.2% in the first two-month period of the year. The low inflation and the lack of crisis in the balance of payments in Brazil are brand new events in episodes of severe global crisis and, very likely, help to understand Brazil’s economic resilience. Additionally, several tax anti-cycle initiatives and the corporate protection network built up over the past years helped softening the impact of the global crisis on the household consumption.

Finally, the most recent measures taken by the American Government – a decision made by the Federal Reserve (FED) to buy government securities and the public-private investment plan to purchase toxic assets from banks balance sheets – and more favorable economic data – recovery of industry in China, improved real estate sales in the U.S. – have led to a less negative perception in relation to the next quarters. Even thought uncertainties and risks are still very high, there are attempting signs of stabilization in the global economy, with recovery of actual data, markets and commodities prices that may suggest that the most intense phase of the crisis has already been overcome, which creates optimistic expectations for the 2H09.

From this expectation of a gradual recovery of the global economy and taking in consideration Brazil’s economy resilience, we expect the Brazilian growth to be close to be zero in 2009, with nominal base rate of approximately 9.25% by year-end and a CPI inflation close to 4.0% .

Main Economic Indicators

Quarter Indicators – %	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Interbank Deposit Certificate (CDI)	2.95	3.32	3.16	2.74	2.57	2.62	2.79	2.89
Ibovespa Index	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66	11.16	18.74
USD - Commercial Rate	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)	(4.52)	(6.05)
IGP-M	(0.92)	1.23	1.54	4.34	2.38	3.54	2.57	0.34
CPI (IPCA – IBGE)	1.23	1.09	1.07	2.09	1.52	1.43	0.89	0.81
Federal Government Long-Term Interest Rate (TJLP)	1.54	1.54	1.54	1.54	1.54	1.53	1.53	1.59
Reference Interest Rate (TR)	0.37	0.63	0.55	0.28	0.17	0.24	0.34	0.39
Savings Accounts	1.89	2.15	2.06	1.80	1.68	1.75	1.85	1.91
Number of Business Days	61	65	66	62	61	62	64	62

Indicators (Closing Rates)	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07

USD – Commercial Selling Rate – R$	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713	1.8389	1.9262
Euro – R$	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086	2.6237	2.6073
Country Risk (points)	425	428	331	228	284	221	173	160
Selic – Base Rate (% p.a.)	11.25	13.75	13.75	12.25	11.25	11.25	11.25	12.00
Pre-BM&F Rate (% p.a.)	9.79	12.17	14.43	14.45	12.69	12.05	11.16	10.77

Projections until 2011

%	2009	2010	2011

USD – Commercial Rate (year - end) – R$	2.00	1.90	1.80
CPI (IPCA – IBGE)	4.00	4.50	4.00
IGP-M	1.80	4.50	4.40
Selic (year - end)	9.25	9.25	8.25
Gross Domestic Product (GDP)	0.00	3.50	3.10

Economic-Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

							R$ million

	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07

Assets
Current and Long-Term Assets	474,124	446,802	416,161	397,746	350,172	336,221	313,461	286,486
Funds Available	7,533	9,295	7,259	5,134	5,702	5,487	4,100	4,916
Interbank Investments	93,342	74,191	57,351	73,692	48,675	37,622	39,856	27,394
Securities and Derivative Financial Instruments	130,816	131,598	132,373	118,956	105,167	114,452	108,098	103,577
Interbank and Interdepartmental Accounts	15,691	13,804	27,081	26,163	24,615	24,466	20,968	20,257
Loan and Leasing Operations	160,975	160,500	153,335	140,324	131,106	123,974	109,625	101,617
Allowance for Loan Losses	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	(7,428)	(7,033)
Other Receivables and Assets	77,191	67,677	47,898	42,129	43,011	38,046	38,242	35,758
Permanent Assets	8,017	7,611	6,501	5,486	5,298	4,923	4,187	4,082
Investments	1,095	1,048	823	784	743	604	604	585
Premises and Equipment and Leased Assets	3,286	3,250	2,309	2,198	2,114	2,103	1,989	1,999
Intangible Assets	3,636	3,313	3,369	2,504	2,441	2,216	1,594	1,498
Total	482,141	454,413	422,662	403,232	355,470	341,144	317,648	290,568

Liabilities
Current and Long-Term Liabilities	446,225	419,561	387,640	369,151	322,213	310,442	288,084	262,817
Deposits	169,104	164,493	139,170	122,752	106,710	98,323	86,736	82,601
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	91,659	79,977	87,464	98,278	69,540	73,634	68,621	53,756
Funds from Issuance of Securities	9,280	9,011	6,535	5,455	7,222	6,488	6,597	6,645
Interbank and Interdepartmental Accounts	2,287	2,914	2,538	2,458	2,160	2,538	1,765	1,926
Borrowing and Onlending	30,420	31,947	31,979	24,736	24,013	23,410	20,735	19,165
Derivative Financial Instruments	2,294	2,042	2,326	1,598	1,624	952	2,332	2,124
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	66,673	64,587	62,888	62,068	59,722	58,526	55,319	52,900
Other Liabilities	74,508	64,590	54,740	51,806	51,222	46,571	45,979	43,700
Deferred Income	273	274	227	208	190	189	173	173
Minority Interest in Subsidiaries	337	321	627	162	158	155	177	63
Shareholders’ Equity	35,306	34,257	34,168	33,711	32,909	30,358	29,214	27,515
Total	482,141	454,413	422,662	403,232	355,470	341,144	317,648	290,568

Statement of Income

					R$ million

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Financial Margin	7,661	6,672	6,334	6,593	6,050	5,997	5,580	5,704
Interest	6,592	6,214	5,939	5,723	5,544	5,229	4,964	4,837
Non-Interest	1,069	458	395	870	506	768	616	867
PDD	(2,920)	(1,962)	(1,824)	(1,834)	(1,667)	(1,556)	(1,438)	(1,344)
Intermediation Gross Income	4,741	4,710	4,510	4,759	4,383	4,441	4,142	4,360
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations	537	543	629	567	515	146	208	116
Fee and Commission Income	2,837	2,818	2,819	2,775	2,803	2,896	2,742	2,609
Personnel Expenses	(1,776)	(1,890)	(1,825)	(1,715)	(1,737)	(1,821)	(1,640)	(1,649)
Other Administrative Expenses	(2,127)	(2,290)	(2,111)	(1,969)	(1,815)	(1,973)	(1,755)	(1,644)
Tax Expenses	(585)	(496)	(536)	(570)	(605)	(623)	(599)	(582)
Equity in the Earnings (Losses) of Unconsolidated Companies	6	47	23	34	32	10	16	4
Other Operating Income and Expenses	(1,262)	(1,003)	(901)	(1,106)	(1,008)	(598)	(655)	(803)
Operating Income	2,371	2,439	2,608	2,775	2,568	2,478	2,459	2,411
Non-Operating Income	(39)	(6)	8	(20)	15	21	1	5
Income Tax and Social Contribution	(603)	(610)	(696)	(750)	(672)	(642)	(607)	(613)
Minority Interest	(6)	(17)	(10)	(3)	(4)	(3)	(3)	(2)
Net Income	1,723	1,806	1,910	2,002	1,907	1,854	1,850	1,801

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

					R$ million

	Financial Margin

	1Q09	4Q08	1Q08	Variation

				Qtr.	12M

Interest – due to Volume				314	1,653
Interest – due to Spread				64	(605)
– Financial Margin – Interest	6,592	6,214	5,544	378	1,048
– Financial Margin – non Interest	1,069	458	506	611	563
Adjusted Financial Margin	7,661	6,672	6,050	989	1,611
Adjusted Margin Average Rate(*)	8.4%	7.9%	9.2%

(*) (Adjusted Financial Margin)/(total average assets – permanent assets – purchase and sale commitments)

Adjusted financial margin reached R$7,661 million in 1Q09. Compared to 4Q08, there was a 14.8% growth or R$989 million in the financial margin. It is possible to observe that the variation in the interest margin had a positive impact due to the volume of transactions, contributing with R$314 million, and the increase in spreads, contributing with R$64 million.

Y-o-y, there was an increase of R$1,611 million or 26.6% . Interest variation was influenced by the increase in the volume of transactions, contributing positively in the financial margin in R$1,653 million, which was partially minimized by spread decrease, in the amount of R$605 million.

Financial Margin - Interest

Interest Financial Margin – Breakdown

					R$ million

	Interest Financial Margin Breakdown

	1Q09	4Q08	1Q08	Variation

				Qtr.	12M

Loans	4,576	4,256	3,829	320	747
Funding	749	830	573	(81)	176
Insurance	553	499	557	54	(4)
Securities / Other	714	629	585	85	129
Financial Margin	6,592	6,214	5,544	378	1,048

Q-o-q, it is possible to observe a significant growth of 6.1% or R$378 million in the interest financial margin, mainly in “loans”.

Y-o-y, it is possible to observe a growth of R$1,048 million or 18.9% in the interest financial margin, with Loan and Securities/Other business lines contributing the most for this growth.

Interest Financial Margin – Rates

The annualized interest financial margin rate reached 7.2% in 1Q09, an increase when compared to the 7.3% index recorded in the previous quarter.

Y-o-y, we also a decrease, mainly due to the growth in loan volume in lower spread portfolios. Additionally, there was a drop on the economy basic interest rate and an increase in funding volume, improving Bradesco’s liquidity and reaffirming its solidity.

Interest Financial Margin – Annualized Average Rate

		1Q09			4Q08

	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate

Loan Operations	4,576	173,686	10.96%	4,256	169,242	10.44%
Insurance	553	66,035	3.39%	499	63,433	3.18%
Funding	749	210,085	1.43%	830	197,075	1.70%
Securities / Other	714	104,113	2.77%	629	99,514	2.55%
Financial Margin	6,592	553,919	4.85%	6,214	529,264	4.78%

		1Q09			1Q08

	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate

Loan Operations	4,576	173,686	10.96%	3,829	132,619	12.06%
Insurance	553	66,035	3.39%	557	59,294	3.81%
Funding	749	210,085	1.43%	573	136,946	1.68%
Securiries / Other	714	104,113	2.77%	585	80,008	2.96%
Financial Margin	6,592	553,919	4.85%	5,544	408,867	5.54%

Loan Financial Margin – Interest

Loan Financial Margin – Breakdown

					R$ million

		Financial Margin - Loan

	1Q09	4Q08	1Q08	Variation

				Quarter	12M

Interest due to Volume				117	1,082
Interest due to Spread				203	(335)
Financial Margin – Interest	4,576	4,256	3,829	320	747
Revenues	8,732	11,340	7,107	(2,608)	1,625
Expenses	(4,156)	(7,084)	(3,278)	2,928	(878)

In 1Q09, the interest financial margin rate in loan operations reached R$4,576 million against R$4,256 million in the previous quarter, representing a growth of 7.5% or R$320 million. This variation was positively impacted in R$117 million in volume and R$203 million in spreads due to mid and long-term prefixed operations carry over, as a consequence of the National Financial System’s funding and financing structure.

Year-on-year, there was a 19.5% growth or R$747 million in the financial margin. This variation is mainly due to the increase in the volume of transactions, which positively contributed to the financial margin in R$1,082 million. This result offset the effect in the margin due to the reduction in spreads in the amount of R$335 million.

In the periods compared, we can observe that the most relevant products in the corporate portfolio were business turnover products: Working Capital and Real Estate Financing, and also vehicle leasing in both individual and corporate portfolios.

Loan Financial Margin – Net Margin

In this graph we show a summary of loan activity. The gross margin line refers to interest income from loans, net of opportunity cost (basically the Interbank Deposit Certificate rate – CDI over accumulated in the period).

In the PDD curve, we observe the delinquency cost, represented by allowance for loan losses(PDD) expenses plus discounts granted in negotiations and net loans recoveries.

The Net Margin curve presents the result of loan interest income, net of losses, which in 2009, recorded a drop of 12.4% compared to 1Q08 and to 4Q08 a drop of 20.7% . Basically, due to the effects of the world financial crisis, which caused an economic slowdown in Brazil, temporarily preventing companies and individuals from complying with their financial commitments. Our provision level was increased due to rating deterioration in some companies and/or individual’s payment delay.

Adjusted Interest Financial Margin – Loan

Balance of Expanded Loan Portfolio

Loan operations (including sureties, guarantees and credit card purchases in a lump sum and installment purchase plan) ended 1Q09 amounting to R$214.3 billion, an increase of 26.5% over the last 12 months and a slight decrease of 0.5% in relation to the previous quarter.

Excluding FIDC operations, sureties, guarantees and amounts receivable from credit card, the loan portfolio totaled R$174.1 billion, an increase of R$35.1 billion, or 25.2%, in relation to March/08 and R$698 million or 0.4% this quarter.

Loan Portfolio Breakdown by product and type of client (individual and corporate)

Below, the breakdown of main loan products:

Individuals		R$ millon		Variation %

	Mar09	Dec08	Mar08	Quarter	12 months

Vehicles – CDC	19,540	20,496	21,265	(4.7)	(8.1)
Leasing	12,575	11,516	5,272	9.2	138.5
Credit Card (1)	9,278	9,668	8,188	(4.0)	13.3
Personal Loan	8,179	7,774	7,376	5.2	10.9
Payroll Deductible Loan (2)	6,978	6,839	6,311	2.0	10.6
Rural Loan	4,063	4,125	3,384	(1.5)	20.1
Onlending BNDES	2,876	2,898	2,867	(0.8)	0.3
BNDES Onlending	2,268	2,485	1,884	(8.7)	20.4
Overdraft Facilities	2,413	2,162	2,189	11.6	10.2
Sureties and Guarantees	386	448	344	(13.8)	12.2
Other (3)	5,074	5,357	3,146	(5.3)	61.3
Total	73,630	73,768	62,226	(0.2)	18.3

(1) In March 2009, it includes R$5,589 million of cash and installment plan from storeowners.In December 2008, includes R$6,124 million and in March 2008, R$4,913 million;
(2) In March 2009, it includes R$381 million of loan assignment (FIDC) and in December 2008, R$447 million; and
(3) In March 2009, it includes R$41 million of loan assignment (FIDC) and in December 2008, R$48 million.

In the individuals segment, more improvements in leasing, personal loan, credit card, rural loan and real estate financing portfolios can be observed in the last 12 months. As of 2008, the highlight was especially new vehicle financing in the leasing segment, which justifies high growth indexes. A solid growth of these operations is also due to IOF exemption, which made this product more attractive for clients.

Loan Financial Margin – Interest

Corporate Clients		R$ million		Variation %

	Mar09	Dec08	Mar09	Quarter	12 Months

Working Capital	25,795	25,869	16,099	(0.3)	60.2
Export Financing	13,922	13,721	9,737	1.5	43.0
Onlending BNDES/Finame	13,639	13,344	10,850	2.2	25.7
Operations Abroad	11,410	11,137	8,176	2.5	39.6
Overdraft Account	9,134	9,155	8,243	(0.2)	10.8
Leasing	9,013	8,979	5,876	0.4	53.4
Crédit Card (1)	6,380	6,275	4,514	1.7	41.3
Rural Loan	3,661	3,593	3,190	1.9	14.8
Vehicles – CDC	3,099	3,296	3.521	(6.0)	(12.0)
Real Estate Financing	3,251	2,942	1,879	10.5	73.0
Sureties and Guarantees (2)	32,307	33,431	24,736	(3.4)	30.6
Other	9,050	9,835	10,361	(8.0)	(12.7)
Total	140,661	141,577	107,182	(0.6)	31.2

(1) In Mach 2009, it includes R$1,466 million of cash and installment plans from storeowners, in December 2008, R$1,424 million and March 2008, R$396 million; and
(2) We highlight that almost 89.2% of surety and guarantee operations are carried out with Large Companies.

In the corporate clients segment, in the last 12 months, higher growth was seen in export financing, operations abroad, working capital, leasing and real estate financing products.

Loan Portfolio – Consumer Financing

In the graph above, the types related to the “consumer financing” for individuals were considered (CDC/ vehicle leasing, personal loans and asset financing, rotating credit card and amounts related to credit card purchases in one lump sum and installment purchase plan from storeowners, which are not included in the total loan operations).

The amount reached R$58.0 billion and growths were 0.2% and 15.4% in the last 12 months. The highlights are the segments of vehicle financing (CDC and Leasing), consigned loans and payroll-deductible loan in the amount of R$35.4 billion, accounting for 61.0% of total consumer financing balance, which due to its guarantees and characteristics; provide an adequate credit risk level to the portfolio.

Breakdown of Vehicle Portfolio

		R$ million		Variation %

	Mar09	Dec08	Mar08	Quarter	12 months

CDC Portfolio	22,639	23,792	24,786	(4.8)	(8.7)
Individuals	19,540	20,496	21,265	(4.7)	(8.1)
Corporate	3,099	3,296	3,521	(6.0)	(12.0)
Leasing Portfolio	18,746	17,614	9,071	6.4	106.7
Individuals	12,575	11,516	5,272	9.2	138.5
Corporate	6,171	6,098	3,799	1.2	62.4
Finame Portfolio	4,085	4,044	2,821	1.0	44.8
Individuals	78	68	48	14.7	62.5
Corporate	4,007	3,976	2,773	0.8	44.5
Total	45,470	45,450	36,678	–	24.0
Individuals	32,193	32,080	26,585	0.4	21.1
Corporate	13,277	13,370	10,093	(0.7)	31.5

In March 2009, vehicle financing operations amounted to R$45.5 billion, a 24.0% growth in the 12-month period and, in the quarter, the balance remained stable, basically due to a decrease in demand. Out of the Vehicle Portfolio total, 49.8% refers to CDC, 41.2% refers to Leasing and 9.0% represents Finame. Individuals represent 70.8% of the portfolio whereas Corporates represented 29.2% . Highlight to Leasing to individuals, with a 138.5% growth in the 12-month period and 9.2% in the quarter.

By Client Profile

Below, the total of loan operations by type of client, with highlights to a higher contribution from corporate clients, both in the quarter and in the twelve months ended in March 2009, mainly large corporations that were affected by capital markets slowdown.

		R$ million		Variation %

	Mar09	Dec08	Mar08	Quarter	12 months

Large Corporations	52,662	52,961	38,493	(0.6)	36.8
Micro, Small and Mid-Sized Companies	54,226	53,761	43,557	0.9	24.5
Individuals	67,233	66,701	56,969	0.8	18.0
Loan Operations (1)	174,121	173,423	139,019	0.4	25.2
Sureties and Guarantees Provided, Accounted for in Memoradum Accounts	32,694	33,879	25,080	(3.5)	30.4
Credit Card (2)	7,054	7,548	5,309	(6.5)	32.9
Total Exposure – Loan Operations	213,869	214,850	169,408	(0.5)	26.2
Loan Assignment	422	495	–	(14.7)	–
Total if there were not Assignments	214,291	215,345	169,408	(0.5)	26.5

(1) Pursuant to Bacen Standard; and
(2) Cash and Installment Purchase from storeowners

Loan Financial Margin – Interest

Portfolio Concentration – Distribution by Business Segment

The portfolio distribution by economic activity sector did not have a concentration. Despite their significant participation, operations for individuals are dispersed. This quarter, we point out a greater contribution from Services sector balance.

Activity Sector								R$ million

	Mar09%		Dec08%		Mar08%		Dec07%

Public Sector	1,561	0.9	941	0.6	913	0.6	901	0.7
Private Sector	172,560	99.1	172,482	99.4	138,106	99.4	130,406	99.3
Corporate	105,327	60.5	105,781	61.0	81,137	58.4	76,932	58.6
Industry	42,255	24.3	44,261	25.5	33,479	24.1	31,401	23.9
Commerce	23,817	13.7	23,547	13.6	19,896	14.3	18,724	14.3
Financial Brokers	1,175	0.7	1,236	0.7	862	0.6	1,049	0.8
Services	35,688	20.4	34,491	19.9	25,094	18.1	24,135	18.4
Agriculture, Cattle Raising, Fishing, Silviculture and Forest Exploration	2,392	1.4	2,246	1.3	1,806	1.3	1,623	1.2
Individuals	67,233	38.6	66,701	38.4	56,969	41.0	53,474	40.7
Total	174,121	100.0	173,423	100	139,019	100.0	131.307	100.0

Loan Portfolio Breakdown *

Over the last twelve months, the breakdown of consolidated loan portfolio indicated the adequacy and the consistency of loan valuation instruments used in the granting process, maintaining its quality. Out of 25.2% increase or R$35.1 billion in the Organization’s loan portfolio, 16.4% (R$22.9 billion) derived from new borrowers, as per graph below:

Loan Portfolio Breakdown – By Rating

Breakdown of Portfolio by Rating Between March 2008 and 2009

Rating	Total Loan in March 2009		New Borrowers Between April 2008 and March 2009		Remaining Borrowers in March 2008

	R$ million	%	R$ million	%	R$ million	%

AA – C	160,560	92.2	21,392	93.6	139,168	92.0
D	3,521	2.0	444	1.9	3,077	2.0
E – H	10,040	5.8	1,025	4.5	9,015	6.0
Total	174,121	100.0	22,861	100.0	151,260	100.0

In the chart above, both new borrowers and those remaining in March/08, showed good loan quality, which evidences the adequacy and consistency of loan policy and valuation instruments used by the Organization.

Loan Operations – By Rating – %

	By Rating

Client Characteristics	Mar09			Dec08			Mar08

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporations	98.0	1.0	1.0	98.7	0.4	0.9	98.8	0.6	0.6
SMEs	91.9	2.6	5.5	93.8	2.0	4.2	94.0	1.9	4.1
Individuales	87.9	2.4	9.7	88.9	2.2	8.9	89.4	1.9	8.7
Total	92.2	2.0	5.8	93.4	1.6	5.0	93.4	1.6	5.0

The lower contribution from credits rated between “AA-C”, shows the effects of the world financial crisis that generated the economic slowdown which reduded clients’ temporary ability of complying with their financial commitments, resulting in late payments and rating deterioration.

Loan Portfolio – By Currency

In the quarter, the representativeness of foreign currency operations was stable, basically due to the slight decrease in the variation of the dollar offset by the increase in foreign currencies.

In March 2009, total loan operations in domestic currency reached R$160.2 billion (R$159.6 billion in December 2008 and R$126.9 billion in March 2008) and foreign currency operations amounted to R$13.9 billion (R$13.9 billion in December 2008 and R$12.2 billion in March 2008).

In March 2009, the balance of indexed and/or foreign currency-denominated loans and onlending (excluding ACCs) reached the total amount of US$6.0 billion, up 1.4% in U.S. dollar in the quarter and only 0.4% in reais, due to Real appreciation. Over the last 12 months, a drop of 13.5% and a growth of 14.5%, respectively were recorded.

Loan Portfolio – By Debtor

In the last twelve months, the concentration levels of loan operations of the total portfolio by debtor had an increase in all levels of the largest debtors, and also a decrease was verified in the quality of these assets with lower participation of the ratings “AA and A.”

In the quarter, the concentration levels of loan operations in the total portfolio by debtor kept steady all levels.

Loan Portfolio – By Flow of Maturities

The flow of maturities of performing loans operations and/or installments coming due has been extended, mainly due to CDC/vehicle leasing and real estate financing operations that are, by their nature, of longer terms, however of lower risk due to their characteristics. The maturities of operations and or installments with maturities longer than 180 days represented 60.0% of the total portfolio in March 2009, against 57.5% twelve months ago.

Provisioning

	R$ million

PDD Expenses	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Accounting	(2,920)	(2,559)	(1,824)	(1,834)	(1,667)	(1,556)	(1,438)	(1,344)
Recoveries	312	353	345	312	232	288	166	218
Discounts	(114)	(85)	(92)	(87)	(77)	(76)	(75)	(73)
PDD adjustment (non-recurring)	177	597	–	–	–	–	–	–
Managerial	(2,545)	(1,694)	(1,571)	(1,609)	(1,512)	(1,344)	(1,347)	(1,199)

The increase on the PDD expense reflects the effects of the world financial crisis, causing an economic slowdown in Brazil, temporarily preventing companies and individuals from complying with their financial commitments. Our provisioning level was increased due to rating deterioration in some companies and/or individuals payment delay.

It is worth noting that in 1Q09 the Organization decided to record credit card operations provision referring to cash and installment purchase plan from storeowners, whose initial effect was R$177 million, which should not repeat itself in the next quarters.

Allowance for Loan Losses

The provision balance variation in 1Q09 is higher than the loan portfolio growth, representing 6.6% of the total loan portfolio guaranteeing the 36.1% coverage margin above the expected drop for the next 12 months.

PDD x Delinquency x Loss

It is important to highlight the adequacy of the provisioning criteria adopted that can be proved by analyzing the historical data of allowances for loan losses and losses effectively occurred in the subsequent twelvemonth period. For instance, in March 2008, for an existing provision of 5.8% of the portfolio, the loss in the twelve subsequent months was 4.2% on that date, that is, the existing provision covered the loss by a margin of more than 35%.

The total amount of provision is composed of general provision (client and/or operation classification), specific provision (non-performing) and excess provision (internal policies and criteria).

It is worth mentioning that Bradesco has excess provision of R$1.7 billion, in relation to that required by Bacen. Nevertheless, if we compare with expected effective losses for the next 12 months, the surplus is R$3.1 billion.

Funding Financial Margin – Interest

When coverage margin is analyzed under the write-off net of recovery viewpoint, we observe that it increases significantly: in March 2008, for an existing provision of 5.8% of portfolio, net loss in the subsequent 12 months was 3.2% on that date, i.e., the existing provision covered the loss by a margin of more than 80%.

Delinquency Ratio > 90 days

Total delinquency ratio, which remained steady over previous quarters, increased 4.3% in 1Q09 basically due to the effects of the world financial crisis, causing an economic slowdown in Brazil, temporarily preventing companies and individuals from complying with their financial commitments. Our provisioning level was increased due to rating deterioration in some companies and/or individual`s payment delay. It is worth noting that in 1Q09 the Organization decided to record credit card operations provision referring to cash and installment purchase plan from storeowners, whose initial effect was R$177 million, which should not repeat itself in the next quarters.

Funding Financial Margin – Interest

We closed 1Q09 with a 4.3% total deliquency ratio, which shows a q-o-q increase. However, as of March 2009, a reduction in the growing rythm of this ratio can be observed, according to the graphs below.For the next two quarters, we expect some growth in the delinquency ratio over 90 days, which may, as we expect, reach approximately 4.9% of the total portfolio, which may stabilize by 4Q09.

The graph below presents a 61 to 90-day delinquency ratio, showing a negative acceleration and stability in the past two months, reaffi rming previous statements.

Funding Financial Margin – Interest

Loan Portfolio – Portfolio Indicators

Aiming at facilitating the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators

	R$ milhões (exceto percentuais)

	Mar09	Dez08	Mar08	Dez07

Total Loan Operations	174,121	173,423	139,019	131,307
– Individual	67,233	66,701	56,969	53,474
– Corporate Client	106,889	106,722	82,050	77,833
Existing Provision	11,424	10,263	8,104	7,826
– Specific	6,794	5,928	4,598	4,413
– General	2,941	2,714	2,352	2,285
– Excess	1,689	1,621	1,154	1,128
Specific Provision/Existing Provision (%)	59.5	57.8	56.7	56.4
Existing Provision/ Loan Operations (%)	6.6	5.9	5.8	6.0
AA – C Rated Loan Operations/ Loan Operations (%)	92.2	93.4	93.4	93.3
D Rated Operations under Risk Management /Loan Operations (%)	2.0	1.6	1.6	1.6
E – H Rated Loan Operations / Loan Operations (%)	5.8	5.0	5.0	5.1
D Rated Loan Operations	3,521	2,800	2,194	2,060
Existing Provision for D Rated Loan Operations	923	757	587	544
D Rated Provision/Loan Operations (%)	26.2	27.0	26.8	26.4
D – H Rated Non-Performing Loans	10,342	8,752	6,635	6,227
Existing Provision/D – H Rated Non-Performing Loans (%)	110.5	117.2	122.1	125.7
E – H Rated Loan Operations	10,040	8,661	6,934	6,693
Existing Provision for E – H Rated Loan Operations	8,595	7,543	6,027	5,848
E – H Rated Provision/Loan Operations (%)	85.6	87.1	86.9	87.4
E – H Rated Non-Performing Loans	8,397	7,100	5,518	5,277
Existing Provision/E – H Rated Non-Performing Loan (%)	136.1	144.5	146.9	148.3
Non Performing Loans (*) / Loan operations (%)	5.4	4.5	4.3	4.2
Existing Provision/ Non Performing Loans (*) (%)	122.3	130.7	137.0	140.7

(*) Operações de Crédito Vencidas há mais de 59 dias e que não geram receitas no regime de competência.

We remain prepared to take full advantage of any business opportunities. In 2009 we will continue giving priority to increasing the loan portfolio always respecting the granting policy, focusing on the risk/return ratio

Funding Financial Margin – Breakdown

					R$ million

	Financial Margin – Funding

	1Q09	4Q08	1Q08	Variation

				Quarter	12 months

Interest – due to Volume				46	261
Interest – due to Spread				(127)	(85)
Interest Financial Margen	749	830	573	(81)	176

In 1Q09, the funding interest financial margin reached R$749 million against the R$830 million from the previous quarter, a decrease of 9.8% or R$81 million. This variation was impacted negatively in R$127 million in spreads due to the interest rate drop in the market, and partially minimized in R$46 million due to the volume.

Year-on-year, there was an increase of 30.7% or R$176 million in the financial margin, mainly due to the increase in the volume of transactions that contributed positively to the financial margin in R$261 million. This result offset the margin effect due to spreads decrease in the amount of R$85 million.

Loan x Funding

To analyze Loan Operations x Funding ratio, it is necessary to discount the committed amount related to compulsory deposits collected with Bacen and the amount of funds available held for service stations operations from total clients funding. These funds added to those derived from domestic and international lines provide the institution’s funding to meet loans and financing needs.

Banco Bradesco shows low reliance on interbank funds and foreign credit lines in view of its effective funding capacity with clients. This efficiency is a result of an extensive network, an ample product portfolio and market’s confidence in Bradesco brand.

As you can see below, the percentage of utilization of funds improved when compared to previous periods. This shows that Banco Bradesco was able to basically meet the funding needs required in loan operations, by means of funds raised with clients.

Q-o-q, seasonal factors and economic activity showdown impacted the growth of funding and investments as can be observed in the chart below. Funds utilization ratio kept improving throughout the period, which shows clients confidence in Bradesco Brand.

Funding x Investments		R$ million		Variation %

	Mar09	Dec08	Mar08	Quarter	12 months

Demand Deposits + Investment Account	25,882	28,612	26,680	(9.5)	(3.0)
Sundry Floating	2,991	1,664	3,314	79.7	(9.7)
Savings Deposits	37,392	37,769	33,290	(1.0)	12.3
Time Deposit + Debentures (1)	138,606	133,552	83,023	3.8	66.9
Other	7,051	7,968	7,851	(11.5)	(10.2)
Clients Funds	211,922	209,565	154,158	1.1	37.5
(-) Compulsory Deposits / Funds Available (2)	(33,866)	(31,618)	(33,157)	7.1	2.1
Clients Funds Net of Compulsory Deposit	178,056	177,947	121,001	0.1	47.2
Onlending	17,124	17,091	14,121	0.2	21.3
Foreign Credit Lines	11,087	12,005	11,205	(7.6)	(1.1)
Funding Abroad	16,566	15,189	10,155	9.1	63.1
Total Funding (A)	222,833	222,232	156,482	0.3	42.4
Loan Portfolio/Leasing/Cards (Other Loans)/ Acquired CDI (B) (3)	184,837	184,535	144,058	0.2	28.3
B/A (%)	82.9	83.0	92.1	–	–

(1) Debentures used basically to back purchase and sale commitments.
(2) Does not comprise amounts from public bonds pegged to savings accounts; and
(3) Comprises an amount related to cards (cash and installment purchase plan from storeowers) of R$7,054 million in March 2009, R$7,548 million in December 2008 and R$5,309 million in March 2008. In March 2009 it comprises R$ 3,662 million in December 2008, R$3,564 million from CDI acquired in the open market.

Deposit, Debentures and Subordinated Debt

Below we point out the growth of such funding:

	R$ million

	Mar09	Dec08	Mar08	Variation %

				Quarter	12 months

Demand Deposits + Investment Account	25,882	28,612	26,680	(9.5)	(3.0)
Savings Deposit	37,392	37,769	33,290	(1.0)	12.3
Time Deposit	105,424	97,414	46,430	8.2	127.1
Debentures	33,182	36,138	36,593	(8.2)	(9.3)
Borrowing and Onlending	30,420	31,947	24,013	(4.8)	26.7
Funds from Issuance of Securities	9,280	9,012	7,222	3.0	28.5
Subordinated Debt	19,745	19,249	16,537	2.6	19.4
Total	261,325	260,141	190,765	0.5	37.0

Demand Deposits and Investment account

The R$798 million variation in the last 12 months, ended March 2009 derives from: (i) reduction of deposits from corporate clients in the amount of R$455 million; and: (ii) by reduction of deposits from individuals, in the amount of R$343 million.

A decrease of R$2,730 million in the last quarter is composed of: a) decreased deposits from corporate clients in the amount of R$879 million; and b) lower deposits from individuals in the amount of R$1,851 million resulting from the 4Q08 seasonality by the liquidity increase (Christmas bonus).

Savings Deposits

The increase in the 12-month period is mainly due to: a) deposits made partially in view of the migration of resources deriving from investment funds; and b) deposits remuneration (TR + 0.5% p.m.), which reached 8.1% in the last 12 months.

The variation in the quarter is basically due to deposits remuneration (TR + 0.5% p.m.), which reached 1.9% in 1Q09, mitigated by the redemptions recorded in the quarter.

Time Deposits

The increment in the year mainly derives from: a) deposits remuneration; b) higher volume raised in the period resulting from investors and branch network clients, partially, due to the migration of resources deriving from investment funds and c) as funding for loan demand growth.

Debentures

The negative 8.2% and 9.3% variation q-o-q and y-o-y, respectively, refer to the repurchase of these securities that had been used as a base in purchase and sales commitments.

Subordinated debts

In March 2009, Bradesco’s subordinated debts amounted to R$19,745 million (R$3,261 million abroad and R$16,484 million in Brazil). In the 12-month period R$1.4 billion of Subordinated CDB in the domestic market were issued, operations with maturity in 2014. It is worth pointing out that, out of the total subordinated debts, R$10,942 million are used for Capital Adequacy Ratio (Basel II) calculation purposes.

Borrowing and Onlending

The variation in 12-month period ended March 2009 is due to the increase in the volume of borrowings and onlending abroad, in the amount of R$3,325 million, and in Brazil, in the amount of R$3,082 million (mainly through Finame and BNDES operations), influenced by the exchange variation of 32.4% in the period, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balances were R$9,355 million in March 2008 and R$12,680 million in March 2009.

The variation in the quarter is due to: a) the decrease in the volume of borrowings and onlendings abroad in the amount of R$1,525 million, influenced by the negative exchange variation of 0.9% in 1Q09, which impacted onlendings and borrowings denominated an/or indexed in foreign currency, whose balances were R$14,205 million in December 2008 and R$12,680 million in March 2009.

Funds from Issuance of Securities

The 3.0% increase or R$268 million in 1Q09 mainly results from the increase in agribusiness credit letters operations in the amount of R$282 million and MT100 securities issue in the amount of R$160 million, which was mitigated by the reduction in mortgage letters in the amount of R$184 million.

In the 12-month period, there was a 28.5% variation, or R$2,058 million, mainly due to the increase in agribusiness credit letters in the amount of R$1,635 million, the issuance of MT100 securities, in the amount of R$2,147 million, which was mitigated by the reduction in debentures in the amount of R$1,133 million resulting from the purchase of said securities.

Securities / Other Financial Margin – Interest

Securities / Other Financial Margin – Breakdown

					R$ million

	Financial Margin – Securities/Other

	1Q09	4Q08	1Q08	Variation

				Quarter	12 months

Interest – due to volume				40	212
Interest – due to spread				45	(83)
Interest Financial Margin	714	629	585	85	129
Revenues	4,820	5,779	2,460	(959)	2,360
Expenses	(4,106)	(5,150)	(1,875)	1,044	(2,231)

Q-o-q, there was a 13.5% increase, or R$85 million. In 1Q09, interest financial margin in Securities/Other reached R$714 million against R$585 million in the same quarter of the previous year a growth of 22.1% or R$129 million.

Securities Financial Margin - Interest

Insurance Financial Margin – Breakdown

	R$ million

	Financial Margin – Insurance

	1Q09	4Q08	1Q08	Variation

				Quarter	12 months

Interest – due to volume				21	56
Interest – due to spread				33	(60)
Interest Financial Margin	553	499	557	54	(4)
Revenues	1,926	1,425	1,581	501	345
Expenses	(1,373)	(926)	(1,024)	(447)	(349)

The result from insurance business line, q-o-q, posted a 10.8% growth (R$54 million) in the interest financial margin, mainly influenced by the increase in the volume of technical provisions that, in 4Q08 was R$64,587 million and increased to R$66.673 million in 1Q09.

In spite of a greater volume in technical provisions of R$66.673 million for 1Q09 against R$59,722 million for the same period in 2008, the financial insurance margin remained practically steady, due to the drop in interest rates.

Financial Margin – Non-Interest

Financial Margin Non-Interest – Breakdown

	R$ million

	Financial Margin – Insurance

	1Q09	4Q08	1Q08	Variation

				Quarter	12 months

Loans	312	353	232	(41)	80
Funding	(60)	(56)	(38)	(4)	(22)
Insurance	59	42	95	17	(36)
Securities/Other	758	119	217	639	541
Total	1,069	458	506	611	563

Variations in the Non-Interest Financial Margin mainly derive from:

– Loans: represented by recovery of loan operations written down for losses, we can point out the largest recoveries that took place in 4Q08, due to the higher volume of funds in economy.

– Fundings: represented by expenses with the Deposit Guarantee Association, the growth in the periods compared is mainly due to the increase in the client base.

– Insurances: represented by gains with equities, variations in the periods are associated to market conditions which enabled a higher/lower opportunity to gain realization.

Financial Margin – Non-Interest

– Securities/Other: the variations recorded are related to higher gains with securities/treasury, which we highlight the variation in 4Q08, mark-to-market loan derivatives (CDS – Credit Default Swap), related to Brazilian government securities issued abroad (R$132 million in 1Q09 and R$(276) million in 4Q08), deriving from the lower volatility of global financial markets.

Insurance, Private Pension Plans and Certificated Savings Plans

Analysis of equity and income accounts of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Balance Sheet

	R$ million

	Mar09	Dec08	Mar08

Assets
Current and Long-Term Assets	79,154	76,751	72,440
Securities	73,059	71,309	68,077
Insurance Premiums Receivable	1,345	1,353	1,226
Other Receivables (*)	4,750	4,089	3,137
Permanent Assets	1,581	1,217	1,175
Total	80,735	77,968	73,615
Liabilities
Current and Long-Term Liabilities	71,209	69,086	64,435
Tax, Civil and Labor Contingencies	1,928	1,881	1,732
Payables on Insurance, Private Pension Plans and Certificated Savings Plans Operations	308	350	428
Other liabilities	2,300	2,268	2,553
Technical Provisions for Insurance (*)	6,549	5,829	5,588
Technical Provisions for Life and Private Pension Plans	57,384	56,052	51,607
Technical Provisions for Certificated Savings Plans	2,740	2,706	2,527
Minority Interest	142	110	25
Shareholders` Equity	9,384	8,772	9,155
Total	80,735	77,968	73,615

(*) in compliance with Susep Circular Letter 379/2008, as of January 2009, values referring to technical provisions are being presented by their gross value and reinsurance balances (PPNG, PSL and IBNR) were classified in the assets of March 31, 2009, amounting to R$669 million.

Consolidated Statement of Income

	R$ million

	1Q09	4Q08	1Q08

Insurance Premiums, Private Pension Plan Contribution and Certificated Savings Plan Revenues	5,514	6,204	5,367
Premiums Earned from Insurance, Private Pension Plan Contribution and Certificated Savings Plan Revenues	3,182	3,402	2,751
Interest Income of the Operation	622	569	698
Sundry Operating Revenues	241	186	247
Retained Claims	(1,982)	(2,147)	(1,640)
Certificated Savings Plans Drawing and Redemptions	(364)	(411)	(318)
Selling Expenses	(299)	(301)	(279)
General and Administrative Expenses	(308)	(374)	(286)
Other Operating Expenses	(46)	(26)	(26)
Tax Expenses	(72)	(78)	(72)
Operating Income	974	820	1,075
Equity Result	46	66	38
Non-operating Income	12	(9)	8
Income Tax/Social Contribution and Minority Interest	(382)	(327)	(375)
Net Income	650	550	746

Insurance, Private Pension Plans and Certificated Savings Plans

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Life and Private Pension Plans	357	383	392	385	428	372	350	325
Certificated Savings Plans	50	55	64	76	59	64	68	63
Health	137	113	115	115	117	11	7	3
Basic lines and Other	106	(1)	58	147	142	135	123	305
Total	650	550	629	723	746	582	548	696

Performance Ratios

	%

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Claims Ratio (1)	73.7	78.0	72.4	73.1	73.4	75.0	73.3	78.7
Selling Ratio (2)	9.5	10.1	10.3	10.7	10.9	11.5	11.7	11.9
Administrative Expenses Ratio (3)	5.6	6.0	5.9	5.1	5.3	5.1	5.5	5.5
Combined Ratio (4)(*)	86.2	89.7	84.4	84.9	83.9	92.8	92.3	87.7

(*) Excludes additional provisions
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/ Net Premiums Written.
Note1: The ratios have been recalculated, pursuant to Susep Circular Letter 356.
Note 2: For 4Q08 index calculation, we have excluded the amount of R$99.8 million related to the IBNR tail expansion from five to seven years (life line) and R$40 million to losses deriving from floods that stroke the state of Santa Catarina.

Earned Premiums (Retained Premiums less Variation of Technical Provision) by Insurance Line

In 1Q09, earned premiums in the insurance segment showed an increment of 20.4% in relation to 1Q08.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line

In the insurance segment, according to information published by Susep and ANS, Bradesco Seguros e Previdência until January 2009 collected R$1.6 billion in premiums and maintained the leadership in the ranking with 24.2% share in the market. In the same period, R$6.6 billion in premiums were collected by the insurance sector.

Retained Claims by Insurance Line

Claims Ratios by Insurance Line

Insurance Selling Expenses by Insurance Line

Insurance Selling Ratios by Insurance Line

Insurance Technical Provisions

Insurance Group technical provisions accounted for 33.4% of the insurance market in January 2009, according to Susep and ANS data.

Bradesco Vida e Previdência

	R$ milllion (except when otherwise stated)

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Net Income	357	383	392	385	428	372	350	325
Income from Premiums and Contribution Revenue*	2,822	3,517	3,117	3,224	3,114	3,894	2,963	2,764
– Income from Private Pension Plans and VGBL	2,294	2,964	2,599	2,732	2,645	3,437	2,525	2,367
– Income from Life/Accidents Insurance Premiums	528	553	518	492	469	457	438	397
Technical Provisions	57,384	56,052	54,530	53,881	51,607	50,543	47,405	45,409
Investment Portfolio (R$ billion)	59,063	57,357	56,564	56,145	53,988	54,320	51,317	47,728
Claim Ratio (%)**	43.7	48.4	48.4	36.2	44.3	49.0	49.0	55.2
Selling Ratio (%)	14.9	17.5	16.9	16.2	15.2	20.0	19.7	18.7
Combined Ratio (%)	68.6	71.9	69.9	66.8	62.2	77.3	74.3	75.4
Participants/Insured (thousands)	19,838	18,918	18,553	17,984	17,559	16,771	14,610	11,998
Premiums and Contributions Revenue Market Share (%)***	34.2	34.5	35.3	35.7	32.5	31.4	31.3	37.5

* Life/VGBL/PGBL/Traditional.
** The ratios were reclassified pursuant to Susep Circular Letter 356. For comparison purposes, the amount of R$99.8 million related to INBR tail expansion from 5 to 7 years (life line) was excluded from 4Q08 and the year 2008. The historic increase in the occurrence date and the notice date ratio was adjusted from 60 to 84 months to comply more precisely with the statistical behavior of older Claims.
*** Data of January 2009, November 2008 and February 2008.

Due to a solid structure, a policy of cutting-edge products and the confidence conquered on the market, Bradesco Vida e Previdência maintained its leadership in January 2009 in the two markets where it operates, with a 34.2% share of income from pension plans and VGBL and 17.4% from individual insurance premiums.

1Q09 X 1Q08

Increase in the Social Contribution on Net Income (CSLL) rate from 9% to 15%, which encumbered 1Q09 result in R$36 million, a drop on the production of private pension plans and drop in the financial result – due to a drop in the interest rate and the dividends paid in 2008, in the amount of R$2.3 billion, were the reasons for the 16.6% drop in the net income of 1Q09 y-o-y.

1Q09 X 4Q08

Despite the good performance of the main indicators of life segment, such as claim (a 4.7 p.p. decrease) and selling with a 2.6 p.p. drop, and the improvement in the administrative efficacy, the company posted a 6.8% decrease in the result compared to the previous quarter. This decrease was a consequence from the lower financial result calculated in the period, which reduced the net income in R$55 million, due to the drop in interest rate and the dividend paid in 4Q08, in the amount of R$670 million.

The technical provisions of Bradesco Vida e Previdência, in March 2009, reached R$57.4 billion, R$54.7 billion from private pension plans and VGBL and R$2.7 billion from life, personal accidents and other lines, up by 11.2% in relation to March 2008.

The Investment Portfolio of Private Pension Plan and VGBL represented 37.4% of the market. Source: Fenaprevi (data from January 2009).

Growth of Participants and Life and Personal Accidents Policyholders

In March 2009, the number of Bradesco Vida e Previdência clients grew 13.0% in relation to March 2008, exceeding the record of 1.9 million private pension plan and VGBL participants and 17.8 million of personal accident life insurance policyholders. This expressive growth was driven by the strength of Bradesco brand and by the agreement in selling and management policies.

Bradesco Capitalização

	R$ milllion

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Net Income	50	55	64	76	59	64	68	63
Revenues from Certificated Savings Plans	413	477	443	408	372	417	394	402
Technical Provision	2,740	2,706	2,668	2,592	2,527	2,491	2,418	2,363
Clients (in thousands)	2,543	2,546	2,492	2,397	2,309	2,289	2,287	2,282
Market Share (%) (*)	19.3	18.9	18.9	18.3	18.4	20.5	20.4	20.2

* Data of January 2009, November 2008, July 2008, May 2008, February 2008, November 2007, July 2007 and June 2007.

1Q09 X 1Q08

The R$5 million drop in the financial result, mainly, from lower gain with shares, and the increase in the CSLL rate to 15%, which encumbered 1Q09 expenses in R$5 million were the triggers for the 15.3% drop in the net income y-o-y.

1Q09 X 4Q08

The 13.4% drop in certified savings plans, together with the drop in interest rate and lower gains in the realization of shares, which directly impacted 1Q09 results, offset by the significant decrease in the administrative expense, reduced the net income in R$5 million compared to 4Q08.

Bradesco Capitalização started 2009 in an outstanding position in the certificated savings plans market, a result of a policy of transparent performance, characterized by fitting its products according to the consumers’ potential demand.

In order to offer a plan that best suits clients profile and budget, several products were developed that vary according to the payment conditions (lump-sum payment or monthly payment), term of contribution, frequency of drawings and premium amounts. This phase was mainly reminded by the approach to the public, by consolidating the Pé Quente Bradesco products family.

Among them, we can highlight the performance of social and environmental products, where part of the amount collected is transferred to social responsibility projects, in addition to enabling the client with a financial reserve. Currently, Bradesco Capitalização has a partnership with the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, whose main differential is the transfer of a percentage of the amount collected with securities to social projects; Brazilian

Institute of Cancer Control, who contributed with the development of prevention, early diagnosis and treatment of cancer in Brazil, and Fundação Amazonas Sustentável, where part of the amount collected is destined to the development of environmental preservation and sustainable development programs and projects.

Bradesco Auto/RE

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Net Income (R$ million)	32	(11)	35	39	44	40	35	32
Net Premiuns Writen (R$ million)	718	739	791	711	653	653	912	693
Technical Provisions (R$ million) (1)	3,000	2,315	2,203	2,158	2,187	2,201	2,370	2,257
Claims Ratio – (%) (2)	72.7	75.7	68.7	71.0	68.6	69.8	66.0	69.8
Selling Ratio – (%)	17.3	17.5	18.8	20.2	19.7	19.4	18.5	19.4
Combined Ratio – (%) (2)	106.2	111.6	104.6	105.9	103.7	102.2	99.9	104.0
Insured (in thousands)	2,280	2,192	2,117	2,177	2,144	2,074	2,024	2,185
Written Premium Market Share – %*	9.8	10.6	10.8	10.7	10.5	12.3	12.4	11.2

* Data of January 2009, November 2008, July 2008, May 2008, February 2008, November 2007, July 2007 and June 2007.
(1) In compliance with Susep Circular Letter 379/2008 as of January 2009, amounts related to technical provisions are presented by gross amount and reinsurance balance (PPNG, PSL and IBNR) were classified in assets on march 31, 2009.
(2) For 4Q08 ratio calculation, R$40 million related to damages caused by the flood in the state of Santa Catarina were excluded.

Insurance premiums from Auto/RE line corresponded to 9.8% of the market (market data of January 2009).

1Q09 X 1Q08

The increase in the CSLL rate, the drop in the financial result – due to the drop in the interest rate, offset by the decrease in administrative expenses, caused a R$12 million decrease in 1Q08’s net income y-o-y.

1Q09 X 4Q08

The improvement of 5.4 p.p. in the combined index is a reflex from the better performance in the following indexes, being responsible for the increase in 1Q09’s result.

• Claims – affected in the last quarter by floods in the Southeastern Brazil, posted a 3.0 p.p. drop in 1Q09, not considering the amount of R$40 million in 4Q08 that refer to indemnifications paid related to floods already mentioned;

• Administrative efficiency – the 4.6 p.p. drop in this index is a reflex from renegotiations with suppliers and service providers, taking into account the labor agreement from January 2009.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among main insurance companies of the basic lines in the Brazilian insurance market, contributing to the market global sales, reaching 5.1% of total in January 2009.

In lines related to equity insurance, Bradesco Auto/ RE has renewed the insurance programs of its main clients through partnerships with brokers specialized in the segment and proximity to Bradesco Corporate and Bradesco Empresas.

The fact that the oil industry had outstanding performance and civil construction had picked up has also contributed to the growth of Bradesco Auto/RE in this segment.

In Aeronautic and Maritime Hull insurances, the interchange with Bradesco Corporate and Bradesco Empresas Managers is highly used, taking advantage of market increase in sales of new crafts, as well as in the maritime segment, naval constructions.

The transportation segment is still the primary focus, with essential investments to improve new businesses, especially, among others, the qualification of Transportation Products Managers that will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete transport insurance management system on the internet.

Other important launch was the Auto + Residencial insurance that consists of the policyholder contracting vehicle and home insurances together, providing more protection for policyholders.

Despite strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current product improvement and to the creation of products for specific groups. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public and Auto Corretor, for insurance brokers.

Grupo Bradesco de Seguros e Previdência market share in the Auto/RCF portfolio in January 2009 was 14.3% .

Number of Policyholders of Auto/RE Line

In the mass insurance of basic lines, whose products are targeted at individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of methods and systems, have contributed to the growth of the client base. Such increase can be observed mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. The new insurance line targeted at supporting machinery and equipment used in sectors in expansion (such as agriculture, civil construction and industry) also stands out: Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Bradesco Saúde

	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07

Net Income (R$ million)	137	113	115	115	117	11	7	3
Net Premiums Written (R$ million)	1,419	1,410	1,389	1,327	1,133	1,111	1,065	1,061
Technical Provisions (R$ million)	3,429	3,416	3,385	3,332	3,296	3,202	3,007	2,744
Claims Ratio – %	83.6	89.4	82.9	85.4	86.9	89.5	83.4	82.5
Selling Ratio – %	3.8	3.7	3.5	3.5	3.7	3.6	3.4	3.1
Combined Ratio – %	94.5	99.5	95.7	99.0	98.7	99.9	88.6	90.5
Insured (in thousands)	3,929	3,826	3,696	3,484	3,252	2,858	2,754	2,733
Premiums Written Market Share – %*	46.8	46.0	42.5	43.5	42.0	42.3	42.3	43.5

* Data of January 2009, November 2008, July 2008, May 2008, February 2008, November 2007, July 2007 and June,2007.

1Q09 X 1Q08

There was an expressive y-o-y growth in the net income due to the 25.2% increase in revenues (above market, which was 15.0% – data from December 2008), a 3.3 p.p. decrease in claims and administrative expenses lower than in 1Q08, despite the collective bargaining agreement. These factors offset the increase in the CSLL rate that encumbered the result in 6% of the taxable revenue.

1Q09 X 4Q08

Factors that influenced the result in 1Q09 and that together caused a 21.2% increase compared to 4Q08:

• Drop of 5.8 p.p. in claims, which in 4Q08 were affected by the appreciation of the dollar, a direct reflex in laboratory costs, prosthesis and medicine;

• Administrative expenses lower than in 2008, despite the collective bargaining agreement of January 2009; and

• Financial result posting a slight decrease compared to 4Q08, due to the drop in the interest rate.

In March 2009, Bradesco Saúde and Bradesco Dental maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical, hospital and dental care needs.

Over 27 thousand companies in Brazil have Bradesco Saúde and Bradesco Dental insurance. Among the 100 largest companies in revenues in Brazil, 39 are clients from both insurance companies. When considering Mediservice, this figure is increased to 45. (source: Exame Magazine Melhores e Maiores from July 2008).

Mediservice S.A. became part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of over 263,000 clients, Mediservice has healthcare and dental plans for corporate clients in post-payment basis.

Number of Policyholders of Health Line

The three companies together have 3.9 million clients. The large market share of corporate insurance in the total of this portfolio (93.8% in March 2009) confirms its high level of expertise and customization in the corporate plans, a competitive advantage in the supplementary health insurance market.

Bradesco Dental

	1Q09	4Q08	3Q08	2Q08

Net Income (R$ million)	10	6	6	6
Net Premiums Written (R$ million)	48	46	42	26
Technical Provisions (R$ million)	24	21	20	20
Claims Ratio – %	54.0	57.1	53.0	40.6
Selling Ratio – %	5.5	4.8	3.8	4.0
Combined Ratio – %	71.5	78.5	76.1	63.5
Insured (in thousands)	1,221	1,135	1,072	957

A drop of 7.0 p.p. in the combined ratio is a reflex of claims drop and the maintenance of general and administrative expenses to 2008 levels, despite the collective bargaining agreement of 6.7% in January 2009, which reflected in the 66% increase in the net income in relation to the net income posted in 4Q08.

Fee and Commission Income

Below, the breakdown and variations of fee and commission income for the respective periods:

Fee and Commission Income	R$ million

	1Q09	4Q08	1Q08	Variation

				Quarter	12 Months

Card Income	823	865	677	(42)	146
Checking Account	548	554	578	(6)	(30)
Loan Operations	381	322	499	59	(118)
Asset Management	369	386	385	(17)	(16)
Collections	236	254	225	(18)	11
Interbank Fee	87	95	83	(8)	4
Consortium Management	80	84	72	(4)	8
Custody and Brokerage Services	89	101	72	(12)	17
Tax Payments	63	61	59	2	4
Other	161	96	153	65	8
Total	2,837	2,818	2,803	19	34

Below, the explanations of main items that influenced the expansion of fee and commission income between the periods:

Card Income

In 1Q09, the R$42 million decrease is basically related to the lower volume of transactions carried out when compared to 4Q08, which posted a seasonal increase.

Y-o-y, the increase of R$146 million reflects the 14.7% increase of card base, which increased from 74,251 thousand in March 2008 to 85,185 thousand in March 2009, as well as an increase of 14.0% related to the number of transactions, which was 238,940 thousand in 1Q08 to 272,452 thousand in 1Q09.

Revenues in 1Q09 reached R$17.3 billion with a 12.3% growth compared to 1Q08.

In 1Q09, Cards Fee Income reached R$823 million, a 21.5% growth compared to 1Q08, due to excellent performance, mainly in purchase and fee income.

Checking Accounts

In March 2009, we reached the historical record of 20.2 million account holders, accounting for a growth of 5.7% in relation to the same period of last year.

The balance of revenues with Bradesco’s Checking Account in 1Q09 was R$548 million, maintaining almost stable compared to 4Q08, considering the lower number of business days.

In the comparison between 1Q09 and 1Q08, the 5.2% decrease, R$30 million, is mainly due to the realignment of fees charged from individuals as of 2Q08.

Loan Operations

In 1Q09, the R$59 million increase was basically due to the recovery in operation volume, main vehicle financing and commission on the assigned loan facility.

When comparing 1Q09 and 1Q08, the R$118 million decrease was impacted by the fact that Loan Opening Fee (TAC) was no longer charged from individuals in the amount of R$153 million, mitigated by greater Income from Guarantees Rendered in the amount of R$43 million.

Asset Management

Lower asset management revenue in 1Q09, R$17 million, was basically impacted by the lower number of business days, as well as by the realignment of administration fees.

The balance of Funds and Portfolios Managed had a 7.4% improvement in March 2009 compared to December 2008, highlighting equities that contributed with a 14.8% growth in the period, due to partial market recovery after a period of great volatility, recovering from the drop of 18.6% recorded in 4Q08.

In the 12-month period, the increase in the Managed Resources portfolio recorded a 9.3% growth.

Shareholders` Equity	R$ million			Variation %

	Mar09	Dec08	Mar08	Quarter	12 Months

Investment Funds	180,467	166,162	160,422	8.6	12.5
Managed Portfolios	16,131	15,365	15,302	5.0	5.4
Third-Party Fund Quotas	4,377	5,624	8,098	(22.2)	(45.9)
Total	200,975	187,151	183,822	7.4	9.3

Asset Distribution	R$ million			Variation %

	Mar09	Dec08	Mar08	Quarter	12 Months

Investment Funds – Fixed Income	166,984	155,365	145,923	7.5	14.4
Investment Funds – Equities	13,483	10,797	14,499	24.9	(7.0)
Investment Funds – Third-Party Funds	3,639	4,857	7,240	(25.1)	(49.7)
Total	184,106	171,019	167,662	7.7	9.8
Managed Portfolios – Fixed Income	9,321	8,484	5,900	9.9	58.0
Managed Portfolios – Equities	6,810	6,881	9,402	(1.0)	(27.6)
Managed Portfolios – Third-Party Funds	738	767	858	(3.8)	(14.0)
Total	16,869	16,132	16,160	4.6	4.4
Total Fixed Income	176,305	163,849	151,823	7.6	16.1
Total Equities	20,293	17,678	23,901	14.8	(15.1)
Total Third-Party Funds	4,377	5,624	8,098	(22.2)	(45.9)
Overall Total	200,975	187,151	183,822	7.4	9.3

Collection

The 7.1% decrease in 1Q09 is related to volumes processed due to the lower number of business days.

Y-o-y, the 4.9% increase is basically due to the higher business volume, of which Bradesco is market leader with 30.2% market share, according to data made available by the Brazilian Central Bank (Sisbacen – December/08 base)

Interbank Fee

The factors that contributed to the 8.4% decrease in 1Q09 derived from the lower volume of securities and documents offset due to the less number of business days, in addition to the decrease in financial transactions in the period.

In the annual comparison, the 4.8% growth is essentially due to the increase in transaction volume.

Payment

The increases observed in the last 12 months are essentially due to the increase on the volume of tax collected, of which Bradesco is the leader among the private banks for the following taxes: Federal Revenue Collection Document (DARF), DAF and Social Pension Plan Voucher (GPS).

Source: Federal Revenue/Serpro and INSS/Febraban.

Consortium Management

The 11.1% growth q-o-q results from the 16.5% increase in active quotas, varying from 301,011 March 31, 2008 to 350,744 on March 31, 2009, where Bradesco Consórcios is leader in all segments it operates.

Q-o-q, the decrease in revenues derive from the reduction in the active real estate quotas from 139,841 to 137,969.

Custody and Brokerage Services

The 11.9% reduction q-o-q was basically impacted by the lower volume of transactions carried out in the Stock Exchange.

Y-o-y, the 23.6% growth is basically related to the acquisition of Àgora Corretora.

Administrative and Personnel Expenses

R$ million	Variation

Administrative and Personnel Expenses	1Q09	4Q08	1Q08	Quarter	12 months

Administrative Expenses
Third-Party Expenses	566	627	446	(61)	120
Communication	283	283	260	–	23
Advertising and Publicity	110	211	122	(101)	(12)
Depreciation and Amortization	156	151	138	5	18
Financial System Services	163	169	145	(6)	18
Transportation	140	150	133	(10)	7
Data Processing	152	124	97	28	55
Rentals	128	130	107	(2)	21
Maintenance and Repairs	90	107	89	(17)	1
Asset Leasing	108	102	74	6	34
Materials	51	60	46	(9)	5
Security and Vigilance	60	57	51	3	9
Water, Electricity and Gas	50	48	47	2	3
Travel	15	22	19	(7)	(4)
Other	55	49	41	6	14
Total	2,127	2,290	1,815	(163)	312

Personnel Expenses
Structural	1,518	1,582	1,384	(64)	134
Compensation/Social Charges	1,166	1,223	1,033	(57)	133
Benefits	352	359	351	(7)	1
Non-Structural	258	308	353	(50)	(95)
PLR	140	169	201	(29)	(61)
Provision for Labor Claims	81	85	112	(4)	(31)
Training	12	30	11	(18)	1
Termination Cost	25	24	29	1	(4)
Total	1,776	1,890	1,737	(114)	39

Total Administrative and Personnel Expenses	3,903	4,180	3,552	(277)	351

In 1Q09, Administrative and Personnel Expenses decreased R$277 million when compared to the previous quarter, down by 6.6%, from R$4,180 million in 4Q08 to R$3,903 million in 1Q09.

When comparing to 1Q08, Administrative and Personnel Expenses increased R$351 million or 9.9% .

Personnel Expenses

In 1Q09, personnel expenses reached R$1,776 million, a 6.0% decrease (R$114 million), compared to the previous quarter.

Structural – decrease of R$64 million, of which:

• R$52 million referring to lower expenses with vacation concentration in 1Q09.

Non-structural – decrease of R$50 million, of which:

• R$18 million referring to lower training expenses; and

• R$29 million from lower expenses with managers and employees profit sharing (PLR).

When comparing 1Q09 to 1Q08, the R$39 million growth was mainly due to:

Structural – R$134 million, of which:

• R$150 million refer to the expansion of service stations (from 32,758 in 1Q08 to 39,427 in 1Q09) and the number of employees (from 83,124 in 1Q08 to 86,650 in 1Q09), as well as the increase in salary levels (according to the 2008 collective bargaining agreement - 8.15% to 10%), in benefits and other; and

• Mitigated by the higher vacation concentration y-o-y in the amount of R$17 million.

Non-structural – decrease of R$(95) million, of which:

• R$61 million due to lower expenses from managers and employees profit sharing (PLR); and

• R$31 million from lower expenses with labor claims.

Administrative Expenses

In 1Q09, administrative expenses reached R$2,127 million, a 7.1% decrease (R$163 million), compared to 4Q08.

Main variations were:

• R$101 million due to lower expenses with marketing and advertising, reflecting the end-of-year seasonality, months where expenses with advertisement are concentrated;

• R$61 million due to lower expenses with third-party services; and.

• R$17 million due to lower expenses with maintenance and repairs.

Comparing 1Q09 to 1Q08, there was a R$312 million growth, a 17.2% variation, mainly due to:

• organic growth and resulting increment of service stations (from 32,758 in 1Q08 to 39,427 in 1Q09), that directly impacted main administrative expenses items;

• higher business volume;

• investments in the improvement and optimization of IT platform; and

• contractual adjustments based on inflation indexes of the period (IGP-M 6.3% and IPCA 5.6%) .

Coverage ratio (*)

The Coverage Ratio of the 12-month period, that had been posting continuous improvement up to 4Q07 started a drawback trend, basically influenced by: (i) investments in our technological platform (IT Improvements Project); (ii) expansion of our customer service network (from 32,758 in 1Q08 to 39,427 in 1Q09); and (iii) by fees realignment and by the end of collection of Loan Opening Fee (TAC) for individuals as of 2008.

In the first three months of 2009, the drawback was 1.5 p.p. (from 73.1% to 71.6%) and, y-o-y, there was a 7.1 p.p. worsening (from 78.7% to 71.6%) .

This drawback trend shall be reversed in the following quarters due to increase in business and client base.

Tax Expenses

The R$89 million increase in tax expenses in the last quarter mainly derives from the increase in PIS/ Cofins expenses amounting to R$80 million, due to the increase in taxable income in 1Q09, specially financial margin.

Y-o-y, tax expenses remained practically steady.

Equity in the earnings of unconsolidated companies

In 1Q09, equity in the earnings of unconsolidated companies reached R$6 million, a R$41 million decrease compared to 4Q08. When comparing 1Q09 to 1Q08, there was a R$26 million decrease.

Both the variation in the period and the variation in the quarter is mainly due to the lower results obtained from the unconsolidated company IRB-Brasil Resseguros.

Other Operating Expenses (Net of Operating Revenues)

In 1Q09, other operating expenses, net of operating revenues, reached R$1,262 million, a 25.8% increase (R$259 million) compared to the previous quarter.

Q-o-q, the negative variation of R$259 million derives mainly from: higher operating provision in the amount of R$192 million basically due to civil provisions including provision for contingencies related to economic plans.

Y-o-y, the increase of R$254 million is mainly due to higher expenses with operating provisions in the amount of R$91 million, the increase in sundry losses in the amount of R$74 million, and the in crease in goodwill amortization in the amount of R$25 million.

Operating Result

In 1Q09, the Operating Result reached R$2,371 million, a 2.8% decrease (R$68 million), compared to 4Q08.

The variation in the quarter is due to: (i) higher allowance for loan losses expenses, in the amount of R$958 million; (ii) higher operating expenses (net of revenues), in the amount of R$259 million; (iii) higher tax expenses in the amount of R$89 million; (iv) decrease in the equity in the earnings of unconsolidated companies in the amount of R$41 million; and (v) reduction of operational income from insurance, private pension plan and certificated savings plans, in the amount of R$6 million, mitigated by: (vi) higher financial margin, in the amount of R$989 million; (vii) decrease in personnel and administrative expenses, in the amount of R$277 million; and (viii) increase in fee and commission income, in the amount of R$19 million.

Comparing 1Q09 to 1Q08, there was a decrease of R$197 million, a 7.7% variation.

The variation in the period refers to: (i) higher expenses with allowance for loan losses, in the amount of R$1,253 million; (ii) increase in personnel and administrative expenses, in the amount of R$351 million; (iii) higher operating expenses (net of revenues), in the amount of R$254 million; and (iv) decrease in the equity in the earnings of unconsolidated companies’ in the amount of R$26 million, mitigated by: (v) higher financial margin, in the amount of R$1,611 million; (vi) increase in fee and commission income in the amount of R$34 million; (vii) lower tax expenses, in operating amount from R$20 million; and (viii) increase in operating income from insurance, private pension plans and certificated savings plan, in the amount of R$22 million.

Non-Operating Income

In 1Q09, non-operating income was negative in R$39 million, due to higher expenses with the sale of assets and higher provision for foreclosed assets. Y-o-y, there was a decrease of R$54 million, due to higher expenses with the sale of assets and higher provision for foreclosed assets.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Sustainability

Bradesco published its 2008 Sustainability Report, which presents the core of Bradesco Organization’s sustainability culture and a set of information regarding the main aspects of the initiatives carried out by the Company in compliance with the economic, environmental and social guidance already integrated by the Bank of the Planet. To read the 2008 Sustainability Report, visit www.bradesco.com.br/rsa.

National Day of Voluntary Action (Dia Nacional de Ação Volutária) – More than 1.6 million services were provided in the 7th edition of the National Day of Voluntary Action that took place on March 15, promoted by Fundação Bradesco in its 40 school units and other 208 locations near them. This year, 31,478 people volunteered, most of them students, teachers and employees of Fundação Bradesco and Bradesco Organization.

Investor Relations Area – IR

In 1Q09, we participated in four seminars abroad (Miami, Cancun, Acapulco and New York) and, for the second time, in the World Money Show, in Orlando.

In Brazil, we held Apimec meetings in the cities of Ribeirão Preto, Santos and Florianópolis, the first two in partnership with the Brazilian Institute of Investors (INI). We also carried out an INI meeting in São Paulo and took part in conferences in the cities of São Paulo and Campinas, in addition to meet investors in one-on-one meetings at our headquarters.

Corporate Governance

Bradesco is AAA+ rated in Management & Excellence, placed as the first Latin American bank to obtain the highest Corporate Governance rating, in addition to the AA (Great Corporate Governance Practices) rating granted by Austing Rating.

Every shareholder is entitled, in addition to 100% of Tag Along to common shares and 80% to preferred shares, to a minimum mandatory dividend of 30% of adjusted net income, percentage higher than the minimum 25% set forth by the Brazilian Corporate Law. The preferred shares are entitled to dividends 10% higher than those attributed to common shares.

Regarding the Corporate Governance structure, Bradesco’s Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 33 Executive Committees that support the Board of Executive Officers.

On March 10, 2009, all matters of the agenda of the Shareholders’ Meetings were approved, among them, the common and preferred shares reverse split with the simultaneous split of each share after the reverse split.

For further information, please visit: http://www.bradesco.com.br/ri/ – Corporate Governance Section.

Share Performance

Number of Common and Preferred Shares (*)

							In thousands

	Mar09	Dec08	Dec07	Dec06	Dec05	Dec04	Dec03

Common Shares	1,534,788	1,534,806	1,514,006	1,500,214	1,468,350	1,430,107	1,437,054
Preferred Shares	1,534,900	1,534,900	1,514,006	1,502,435	1,469,817	1,416,491	1,416,492
Subtotal – Outstanding	3,069,688	3,069,706	3,028,012	3,002,649	2,938,167	2,846,598	2,853,546
Treasury Shares	182	164	3,368	1,137	696	–	516
Total	3,069,870	3,069,870	3,031,380	3,003,786	2,938,863	2,846,598	2,854,062

(*) For comparison purposes, in 2008, there was a 50% stock bonus, which was applied to previous years. Likewise, there was a 100% stock bonus in 2005 and 2007.

On March 31, 2009, Banco Bradesco’s capital stock was R$23 billion, composed of 3,069,688 thousand shares, of which 1,534,788 thousand are common shares and 1,534,900 thousand are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 49% of our voting capital and 24.51% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus Participações is controlled by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board.

Number of Shareholders – Resident in the Country and Abroad

Number of Shareholders – Resident in the Country and Abroad		2008			2009

			Capital			Capital
	March	%	Interest %	March	%	Interest %

Individuals	1,257,120	91.3	26.6	1,270,138	91.4	26.8
Corporate Clients	115,738	8.4	44.6	116,173	8.3	45.7
Subtotal – Resident in the Country	1,372,858	99.7	71.2	1,386,311	99.7	72.5
Resident Abroad	3,727	0.3	28.8	3,837	0.3	27.5
Total	1,376,585	100	100	1,390,148	100	100

Regarding Bradesco’s shareholders, resident in the country and abroad, we observed, on March 31, 2009, that the number of shareholders domiciled in Brazil was 1,386,311, accounting for 99.7% of total shareholders and holding 72.5% of Bradesco shares. The number of shareholders resident abroad was 3,837, accounting for 0.3% of shareholders and holding 27.5% of Bradesco shares.

Share Performance (*)

					In R$ (except %)

	1Q08	1Q09	Variation %	4Q08	1Q09	Variation %

Income per Share	0.62	0.56	(9.68)	0.59	0.56	(5.08)
Dividends/Interest on Shareholders’ Equity -
Common Share (after Income Tax - IR)	0.198	0.176	(11.11)	0.169	0.176	4.14
Dividends/Interest on Shareholders’ Equity -
Preferred Share (after IR)	0.218	0.194	(11.01)	0.186	0.194	4.30
Book Value per Share (Common and
Preferred)	10.72	11.50	7.28	11.16	11.50	3.05
Last Business Day Price - Common	28.47	19.22	(32.49)	19.99	19.22	(3.85)
Last Business Day Price - Preferred	32.53	23.10	(28.99)	22.59	23.10	2.26
Market Value (R$ million) (**)	93,631	65,154	(30.41)	65,354	65,154	(0.31)

(*) For comparison purposes, in 2008, there was a 50% stock bonus, which was applied to 2007; and
(**) Number of shares (disregarding treasury shares) x closing price of common and preferred shares of the last day of the period.

In 1Q09, Bradesco preferred shares appreciated by 2.5% (adjusted per dividends), while Ibovespa had a positive performance of 9.0% . The period was remarked by stock market volatility, still the effects of the word financial crisis.

Main Ratios

Market value: considers the closing price of common and preferred shares multiplied by the respective number of shares (disregarding treasury shares).

Market value/shareholders’ equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.

Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend yield: is the ratio between share price and dividends and/or Interest on Shareholders’ Equity distributed to shareholders in the last 12 months, indicating the investment result by the profit sharing.

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity in the last 12 months, divided by the preferred share closing quote of the last day of the period.

Payout Index: it indicates the percentage of net income paid as dividends/Interest on Shareholders’ Equity (YTD).

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity (net of income tax) divided by the book net income adjusted by non-recurring goodwill amortization (disregarding legal reserve (5% of net income)).

Dividends/Interest on Shareholders’ Equity – JCP

In 1Q09, R$647 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity, equivalent to 34.7% of adjusted net income for the quarter and 34.0% YTD. The amounts allocated over the years have surpassed the limits set forth by the Brazilian Corporation Law and Bradesco’s Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Compulsory Deposits/ Liabilities

In percentages	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07	Mar07

Demand Deposits
Rate (1) (5)	42	42	45	45	45	45	45	45	45
Additional (2) (6)	5	5	8	8	8	8	8	8	8
Liabilities	30	30	25	25	25	25	25	25	25
Liabilities (Microfinance)	2	2	2	2	2	2	2	2	2
Free	21	21	20	20	20	20	20	20	20
Savings Deposits
Rate (3)	20	20	20	20	20	20	20	20	20
Additional (2) (6)	10	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5	5
Time Deposits
Rate (4)	15	15	15	15	15	15	15	15	15
Additional (2) (6)	4	5	8	8	8	8	8	8	8
Free	81	80	77	77	77	77	77	77	77
Court Deposits
Rate	0	0	0	0	0	0	0	0	0
Free	100	100	100	100	100	100	100	100	100

(1) Collected in cash not remunerated;
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(3) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.;
(4) Pegged to securities. As of the calculation period, from November 3 to November 7, 2008, compliance as of November 14, 2008, liabilities are complied 70% in cash not remunerated, and 30% in government securities pegged to Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities are complied 60% in cash not remunerated and 40% in government securities pegged to Selic rate;
(5) As of the calculation period, from October 20 to October 31, 2008, Deposit Guarantee Association (FGC) from August 2008 was prepaid 60 times, compliance as of October 29, 2008;
(6) As of the calculation period, November 17 to November 21, 2008, compliance as of December 1, 2008, additional liabilities are collected in government securities pegged to Selic rate.

Product and Service Market Share

Below, Banco Bradesco S.A. market share in relation to Banking Market, Insurance and Customer Service Network.

	Mar09	Dec08	Mar08	Dec07

Banks – Source: Brazilian Central Bank (Bacen)
Time Deposit	N/D	14.0	10.5	9.4
Savings Deposit	N/D	14.3	13.7	14.0
Demand Deposit	N/D	17.2	18.4	16.4
Loan Operations	13.1	13.2	13.2	13.1
Loan Operations – Auto Individuals	22.1 (*)	23.0	22.1	21.9
Online Collection (Balance)	N/D	30.2	31.5	33.2
Number of Branches	17.6	17.7	17.0	17.3
Banks – Source: International Revenue Service /Brazilian Federal Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	21.4	20.1	20.3	18.9
Brazilian Unified Tax Collection System Document (DAS)	16.6	16.6	15.9	16.8
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	14.2	14.2	14.0	13.9
Benefit Payment to Retirees and Pensioners	19.6	19.6	19.5	19.6
Banks – Source: National Association of Investment Banks (Anbid)
Investment Funds + Portfolios	15.8	15.2	14.1	14.1
Insurance, Private Pension Plans and Certificated Savings Plans – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	23.8 (**)	23.9	23.7	25.5
Insurance Premiums (including Long-term Life Insurance - VGBL)	24.2 (**)	24.0	23.3	25.8
Life Insurance and Personal Accidents Premiums	17.4 (**)	16.8	17.3	15.8
Auto/Basic Lines (RE) Insurance Premiums	9.8 (**)	10.5	10.5	12.0
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	14.3 (**)	13.4	13.1	15.3
Health Insurance Premiums	46.8 (**)	45.6	42.0	42.4
Revenues from Private Pension Plans/Contributions (excluding VGBL)	25.5 (**)	28.2	32.4	27.9
Revenues from Certificated Savings Plans	19.3 (**)	18.9	18.3	19.9
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	33.4 (**)	34.1	35.8	36.4
Insurance and Private Pension Plans – Source: Fenaprevi
Income on VGBL Premiums	35.9 (**)	36.5	37.6	41.9

Market Share

	Mar09	Dec08	Mar08	Dec07

Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	24.5 (**)	24.8	32.4	26.1
Private Pension Plans Investment Portfolios (including VGBL)	37.4 (**)	37.6	39.8	41.0
Credit and Debit Card – Source: Brazilian Association of Credit Card Companies and Services (Abecs)
Credit Card Revenue	18.9	19.4	20.0	20.0
Debit Card Revenue	19.4	19.7	19.6	20.3
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.9 (*)	18.6	14.7	12.9
Banco Finasa BMC – Source: Bacen
Finabens (Portfolio)	10.4 (*)	10.4	12.9	14.8
Auto (Portfolio) – Including Banco Bradesco	22.1 (*)	23.2	25.4	21.9
Consortium – Source: Bacen
Real Estate	27.0 (*)	27.1	27.1	27.1
Auto	23.9 (*)	23.5	21.2	21.1
Trucks, Tractors and Agricultural Implements	13.8 (*)	13.7	7.0	6.8
International Area – Source: Bacen
Export Market	23.8	22.1	20.8	20.4
Import Market	17.5	16.0	15.2	16.1

(*) Reference date: February 2009
(**) Reference date: January 2009 (regarding health insurance, the ANS indexes were estimated).
N/A – Not Available

Bradesco’s clients have ample access to consult their operations, carry out financial transactions and acquire products and services made available with high technology by ATM, Fone Fácil and Internet channels.

Reiterating our commitment to social responsibility, people with special needs can rely on the Bradesco Dia&Noite Customer Service Channels, as follows:

• Internet banking for the visually impaired;
• Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil; and
• Access for the visually impaired and wheelchair users in ATM Network.

Branch Network

Market Share per Brazilian Region	Mar08		Market	Mar09		Market

	Bradesco	Market (*)	Share – %	Bradesco	Market (*)	Share – %

North	153	727	21.1%	162	760	21.3%
Northeast	505	2,635	19.2%	528	2,714	19.5%
Midwest	264	1,391	18.9%	282	1,431	19.7%
Southeast	1,781	10,212	17.4%	1,890	10,498	18.0%
South	466	3,671	12.7%	513	3,767	13.6%
Total	3,169	18,636	17.0%	3,375	19,170	17.6%

(*) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco has been continuously increasing its investments in IT, especially infrastructure, IT and telecommunications, always with a view to providing its clients with higher quality service in high availability and reliable environment. Only in the first three months of 2009 Bradesco invested R$793 million (R$194 million in infrastructure and R$599 million in IT/telecommunications).

Making evident the strategic importance of business support and the constant concern of the Bradesco in automating its processes, optimizing resources, since 2004, Bradesco has invested approximately R$10.5 billion in infrastructure, information technology and telecommunications.

	R$ million

	Years					1Q09

	2004	2005	2006	2007	2008

Infrastructure	230	245	354	478	667	194
IT/Telecommunication	1,302	1,215	1,472	1,621	2,003	599
Total	1,532	1,460	1,826	2,099	2,670	793

On a daily basis, approximately 169 million transactions are processed, from clients and back office, to an account basis that exceeded 52 million, and over 85 million debit/credit cards. E-channels respond for 87% of transactions carried out by clients.

Our over 10 million Internet Banking users can see the image of checks debited into account, front and back, and they can also print copies.

After transferring 100% of mainframe processing platform to the new Information Technology Center (CDI), the migration of servers and sub-systems of other technologic platforms are at an advanced stage.

We also would like to point out the mass use of security devices such as chip card, biometrics (Palm Secure), security key – card (tancode) and electronic (token), available in customer service channels to provide them safer transactions.

Market Risk

Market Risk Analysis

For Bradesco, risk management is essential in all its activities and uses it to add value to its business as it supports the commercial areas in the planning of its activities, maximizing own and third-party fund use for the benefit of shareholders and the community. For further information on risk management and compliance, please visit: www.bradesco.com.br/ir - Financial Information/ Quarterly Reports.

The 1Q09 maintained the same behavior observed in 4Q08, when market recovery was followed by uncertain moments regarding the deep impact of the crisis upon countries’ economies. Central

Banks throughout the world continued adopting measures aiming at inserting liquidity within the market, to facilitate credit and reinstate trust in the financial systems affected by the crisis. These measures included the maintenance of monetary policy flexibility, keeping interest rates in the lowest levels never before seen in history, creating systems that guarantee the transactions among financial institutions and the purchase of long-term securities (Unites States and Japan).

Despite the disclosed plans, the lack of details and the concern with the real efficacy of the measures that had already been adopted contributed for the high volatility of the market, however, way lower than the one observed in 4Q08. Corporate results disclosure throughout the quarter confirmed the strong impact of the crisis upon activities from different segments. Gross Domestic Product (GDP) in 4Q08 posted a severe drop in the main advanced economies (United States, the Eurozone and England) and also in emerging economies, showing the high level of global slowdown. However, March was slightly more optimistic. The main reasons for that came from the United States, from some North American Banks stating that the first months of 2009 posted revenues and that they would no longer need help from the government, and from the disclosure of some economic indexes that posted some figures above market’s expectations. In addition, this slight optimistic scenario was strengthened by the approval of the Public Private Investment Program by the United States, whose purpose is to absorb up to US$1 trillion bad securities from the banks (securities pegged to home and commercial mortgages), and by some signs that China would be recovering the demand for basic materials.

In the domestic scenario, the Brazilian Government, in order to stimulate credit, announced a housing program that expects the expansion of real state financing and job creation in civil construction, and which kept low taxes to stimulate the sectors that had strong slowdown, mainly the automobile industry.

Regarding the monetary policy, due to the drop in the economic activity and prices settlement, the Monetary Policy Committee (Copom) began the flexibility cycle and decided to reduce the basic interest rate (Selic) in both meetings held in the period, from 13.75% to 11.25% p.a.. Futures market for local interest rates is already studying the other reductions in the Selic rate for 2009. It is also worth highlighting Bacen’s revision for GDP growth projections, from 3.2% to 1.2%, and for the inflation, from 4.7% to 4% in 2009.

The decrease of volatility in the 1Q09 compared to the 4Q08, allied to better market liquidity, influenced the Trading Portfolio VaR that posted a decrease in the period, mainly due to IPCA and Sovereign bonds/Eurobonds and Treasury risk factors.

Value at Risk (VaR) – Trading Portfolio

Risk Factors								R$ thousand

	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Sep07	Jun07	Mar07

Pre-fixed	16,282	76,236	24,742	7,142	14,364	59,762	106,750	30,730	2,787
General Price Index – Market
(IGP-M)	54	18	1,231	117	96	67	48	30	15
Extended Consumer Price Index
(IPCA)	66,173	267,651	157,598	44,136	29,523	83,503	171,362	59,679	37,787
Domestic Exchange Coupon	7,338	13,991	3,733	390	466	3,239	1,152	866	462
Foreign Currency	10,159	23,070	13,150	1,382	2,089	835	6,783	5,352	705
Variable Income	12,021	4,499	2,863	6,629	2,823	5,527	1,450	967	2,743
Sovereign/Eurobonds and
Treasuries	88,015	170,532	71,811	24,350	50,946	39,444	38,229	17,493	22,245
Other	57	61	2,253	2,369	3,793	6,700	7,555	5,329	63
Correlation/Diversification Effect	(70,887)	(112,617)	(72,854)	(24,274)	(46,365)	(129,293)	(217,515)	(68,404)	(11,686)

VaR	129,212	443,441	204,527	62,241	57,735	69,784	115,814	52,042	55,121

Average VaR in the Quarter	206,152	550,624	97,535	91,960	58,635	82,736	86,960	60,265	42,029

Minimum VaR in the Quarter	120,399	221,038	61,857	58,792	41,442	64,552	33,097	39,367	22,146

Maximum VaR in the Quarter	417,290	750,559	244,827	120,378	69,571	101,611	134,092	90,034	63,103

Backtesting –Trading Portfolio VaR

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). Its main purpose is to monitor, validate and evaluate the adherence to the VaR model and the number of disruptions must be in accordance with the reliability interval previously established in the modeling.

Stress Analysis

To estimate the possible loss not included in VaR, the Organization evaluates daily the possible effects on the positions of stress scenarios. Stress analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are prepared by the Organization’s economic area, for risk factors in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of the average estimated loss in a stress situation would be R$1,118 million in the 1Q09, and the maximum estimated loss would be approximately R$1,576 million.

Trading Portfolio Stress Analysis

							R$ thousand

	Without Diversification					With Diversification

	Mar09	Dec08	Sep08	Dec08	Mar08	Mar09	Dec08	Sep08

Stress Analysis - Trading Portfolio	1,827,137	1,859,921	758,370	272,232	275,693	1,021,942	1,294,568	476,564
Average in the Quarter	1,792,199	1,892,689	476,112	510,592	461,661	1,117,892	1,425,209	294,548
Minimum in the Quarter	1,501,861	609,924	264,658	294,611	232,787	837,097	382,265	199,359
Maximum in the Quarter	2,251,277	2,755,070	803,121	823,568	626,992	1,576,158	2,051,929	476,564

Besides the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is made daily, measuring the effect on the portfolio of the moves of the market curves and prices.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Independent Auditors’ Report on the Limited Review of Supplementary Accounting
Information presented in the Report on Economic and Financial Analysis

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of March 31, 2009, December 31 and March 31, 2008, on which we issued a report without exceptions dated April 30, 2009, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the Quarterly Information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly presented, in all material respects, in relation to the Quarterly Information, referred to in paragraph one, taken as a whole.

São Paulo, April 30, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Financial Statements, Independent Auditors' Report and Report of the Fiscal Council

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Management Report

Dear Shareholders,

We hereby present to you the Consolidated Financial Statements of Banco Bradesco S.A. for the period ended March 31, 2009, pursuant to the Brazilian Corporation Law.

The global scenario still demands prudent actions. Within this context, Bradesco Organization remains realistic and strong, renewing its constructive and positive view regarding Brazil’s outlooks. Bradesco is also aware of opportunities that may arise from unstable environment.

At Bradesco Organization, amongst the material events of 1Q09, we can highlight:

• March 10, date of Fundação Bradesco’s 66th anniversary, was very important for us. Mr. Luiz Carlos Trabuco Cappi, having worked 40 years for the Organization, was the successor of Mr. Márcio Artur Laurelli Cypriano, as the CEO of Banco Bradesco. Mr. Cypriano have reached the limit age provided for by the Bank’s Bylaws for the position and after 10 years of profitable and calm management, did not have his term renewed. He remains as a member of the Board of Directors, providing the Organization with his important collaboration.

• Also on March 10, the Special Shareholders’ Meeting approved the Bank’s common and preferred shares reverse split, in the proportion of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. For the rounding of shareholdings that arise from fractions of shares, at the shareholders’ free and exclusive discretion, a 61-day term was granted starting on April 8, 2009 and ending on June 8, 2009.

In 1Q09, Bradesco recorded a Net Income of R$1.723 billion, corresponding to R$0.56 per share and annualized profitability of 21.01% on average Shareholders’ Equity (*). The annualized return on Average Total Assets stood at 1.48% .

In 1Q09, R$2.528 billion were paid and provisioned as Interest on Shareholders’ Equity and Dividends to shareholders, of which R$647 million as income for the quarter (R$124 million paid and R$523 million provisioned) and R$1.881 billion referring to 2008 (a monthly payment of R$39 million on January 2, 2009 and a supplementary payment of R$1.842 billion on March 9, 2009).

In the period, the Organization’s taxes and contributions, including social security contributions, paid or provisioned, amounted to R$3,159 billion, of which R$1,473 billion of taxes withheld and collected from third-parties, mainly from financial intermediation, and R$1,686 billion was calculated based on the activities developed by Bradesco Organization, equivalent to 97.85% of Net Income.

The control of administrative expenses and the permanent effort to increase revenues reflect the improvement in the Operating Efficiency Ratio – IEO, accumulated for 12 months, from 41.65%, in March 2008, to 41.50%, on March 31, 2009.

The Capital Stock realized was R$23 billion at the end of the quarter. Added to Equity Reserves of R$12.306 billion, it comprised the Shareholders’ Equity in the amount of R$35.306 billion, a growth of 7.28% compared to the previous year, corresponding to a book value of R$11.50 per share.

Bradesco’s market value, calculated based on the quotation of its shares, reached R$65.154 billion on March 31, equivalent to 1.85 times the accounting Shareholders’ Equity, maintaining with a positive perception despite the 30.41% decrease due to the current economic scenario, which was R$93.631 billion in the same period of the previous year.

It is worth pointing out that the Managed Shareholders’ Equity corresponds to 7.39% of consolidated Assets that amounted to R$482.141 billion, a 35.63% growth over March 2008. Therefore, the capital adequacy ratio in the consolidated financial result reached 16.58% and in the consolidated economic-financial result reached 16.04%, higher than the minimum of 11% regulated by Resolution 2,099, as of August 17, 1994 of the National Monetary Council, in conformity with the Basel Committee. At the end of the quarter, the fixed assets to shareholders’ equity ratio compared to consolidated reference shareholders’ equity stood at 48.93% in the consolidated financial result and 14.12% in the consolidated economic-financial result, in conformity with the maximum limit of 50%.

Pursuant to Article 8 of Circular Letter 3,068, dated November 8, 2001 of the Brazilian Central Bank, Bradesco declares to have financial capacity and plans to hold to maturity securities classified in the “held-to-maturity securities” category.

Global funds raised and managed by Bradesco Organization amounted to R$640,347 billion on March 31, a growth of 26.71% y-o-y and distributed as follows:

• R$260,763	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings account;

• R$200,975	billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 9.33% higher than March/2008;

• R$102,108	billion recorded in the exchange portfolio, borrowings and onlendings, own working capital, tax payment and collection and related taxes, funds from issuance of securities, subordinated debt in the country and other funding;

• R$66,673	billion recorded in technical provisions for insurance, supplementary private pension plan and certificated savings plan, with a 11.64% increase when compared to the previous year;

• R$9,828	billion in foreign funding, by means of public and private issues, subordinated debt and securitization of future financial flows, representing US$4.245 billion.

At the end of the period, loan operations recorded a balance of R$214,291 billion, including:

• R$10,220	billion in advances on exchange contracts, for a total portfolio of US$10.839 billion of export financing;

• US$1,998	billion operations of import financing in foreign currency;

• R$21,662	billion in Leasing;

• R$10,703	billion in business in the rural area;

• R$58,024	billion in consumer financing;

• R$32,693	billion in sureties and guarantees;

• R$7,054	billion of credits receivable from credit cards;

• R$14,533	billion referring to foreign and domestic fund onlending operations, mainly originated from the BNDES (National Economic and Social Development Bank), as the main onlending agent.

For Real Estate Financing, the Organization allocated in the quarter funds for the construction and acquisition of own house in the amount of R$654.604 million, corresponding to 5,307 properties.

To support company’s capitalization, Bradesco, through Banco Bradesco BBI S.A., intermediated primary and secondary offering of shares, debentures and promissory notes, in addition to Receivables Securitization Fund operations that, in the period, totaled R$1.950 billion, representing 30.90% of the total volume of these issues recorded at the Brazilian Securities and Exchange Commission (CVM). It is also worth highlighting Projects Financing and Structured Operations, caring for structuring, origination, distribution and management of clients’ assets, flows and financial inventory.

Standing out in the areas of Insurance, Private Pension Plan and Certificated Savings Plan, Grupo Bradesco de Seguros e Previdência recorded, on March 31, Net Income of R$649.552 million and Shareholders’ Equity of R$9.384 billion. Insurance written premiums, pension plan contributions and savings bond income reached R$5.514 billion, a growth of 2.74% compared to the same period in the previous year.

On March 31, Bradesco Organization’s network, had at its clients and users disposition, 33,475 outlets with 29,764 Bradesco Dia&Noite ATMs, 29,339 of them also working on weekends and holidays, in addition to 5,679 Banco24Horas machines, available to Bradesco clients, who can do withdrawals, print statements and view balances. The network also had 884 Correspondent Banks from Banco Finasa BMC, available for services in the payroll-deductible loans and vehicles segments:

5,742	Branches, Banking Service Branches (PAB) and Advanced Service Branches (PAA) in the country (Branches: Bradesco’s 3,346, Banco Finasa BMC’s 24, Banco Bankpar’s 2, Banco Bradesco BBI’s 1, Banco Bradesco Cartões’ 1 and Banco Alvorada’s 1; PABs: 1,184; and PAAs: 1,183);

4	Branches Overseas, 1 in New York, 2 in Grand Cayman and 1 in Nassau, in the Bahamas;

7	Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Luxembourg S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

5,959	Banco Postal branches;

16,710	Bradesco Expresso service stations;

1,512	Eletronic Service Branches in companies (PAE)

3,389	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM network; and

152	Branches of Finasa Promotora de Vendas, a company present in 22,445 car dealers.

Pursuant to CVM Rule 381, Bradesco Organization did neither contract nor had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit on levels exceeding 5% of its total costs in the quarter. The policy adopted complies with the principles preserving the auditor’s independence, in accordance with internationally accepted criteria, which are: the auditor must neither audit its own work, nor perform managerial tasks at its client or promote its client’s interests.

Bradesco’s Human Resources Managerial Policy maintains a model of excellence, guided by respect and transparency in its relations through continual investment in development, knowledge sharing and valuation of the human being. In the quarter there were 601 courses, with 487,441 attendances. The assistance benefits, focused on ensuring well-being, improving quality of life and safety of employees and their dependents, reached, by the end of the period, 182,736 lives.

A Pioneer in the Organization’s social investment, Fundação Bradesco develops a broad social and educational program in its 40 Schools primarily installed in the country’s most underprivileged regions in all Brazilian states and the Federal District. With a planned budget of R$231.343 million for the year, it will provide over 642 thousand assistances across its performance segments, with free and quality education, of which 112 thousand students are served in their own Schools, in Basic Education – from Kindergarten to High School and Technical Professional Education in high school level –, in Youth and Adult Education and in the Preliminary and Continuing Qualification, and more than 530 thousand assistances in other on-site and distance education courses, through its Virtual School, its e-learning portal and CIDs – Digital Inclusion Centers. Meals, medical and dental assistance, uniform and school supplies are ensured for approximately 50 thousand Basic Education students, free of charge.

Developed by the Organization, the Finasa Sports Program has, in the city of Osasco, São Paulo, 53 qualification and specialization centers to teach volleyball and basketball in private and state schools and in Municipal Sports Centers, in SESI and in private schools, including Fundação Bradesco’s school units. It currently assists over 2,300 9 to 18 year-old girls, emphasizing the commitment to defending a Country open to talent, effort and citizenship valuation.

We have registered important acknowledgements to Bradesco in the quarter:

• Bradesco is the 12th most valuable brand in the world in the banking segment, according to a study prepared by the international consulting firm Brand Finance, published on the special issue Top 500 Global Financial Brands 2009, of The Banker magazine, which also showed Bradesco as the 5th largest brand value in the world among the retail Banks and the most valuable brand in Brazil;

• It was chosen as the Institution with best quality in treasury operations in Latin America by Global Finance magazine, a publication specialized in international finance, in the Best Provider of Money Market Funds In Latin America category;

• Winner in the categories Best Work in Air and Best Work in Fauna and Flora in the third edition of Brazil Environment Award Prêmio Brasil de Meio Ambiente, coordinated by Editora JB, which is responsible for the publication of Jornal do Brasil;

• The first Brazilian company to receive the Golden Peacock Global Award for Corporate Social Responsibility 2009. The acknowledgement is given to companies that adopt the best corporate social and environmental responsibility policies;

• Recognized as the best Private Banking of the country, for the second consecutive year, by Euromoney magazine, one of the most respected publications specialized in international finances; and

• Bradesco Asset Management – BRAM received the maximum grade from Moody’s, one of the main risk assessment agencies of the world rated with MQI, the highest grade in the international management quality level.

Once more the results reached confirmed Bradesco’s commitment to always offering high quality products and services. These advances are achieved thanks to the support and the trust of our shareholders and clients and the efficient and dedicated work of our personnel and other employees. For all of that, we would like to thank all of you.

Cidade de Deus, April 30, 2009

Board of Directors and
Board of Executive Officers

(*) It does not take into account the mark-to-market effect of available-for-sale securities recorded in the shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2009	2008

	March	December	March

Current assets	363,187,181	344,543,102	275,069,597
Funds available (Note 6)	7,533,368	9,295,541	5,702,253
Interbank investments (Notes 3d and 7)	92,518,981	73,462,439	48,112,116
Investments in federal funds purchased and securities sold under agreements to repurchase	83,094,204	61,434,616	42,893,613
Interbank deposits	9,425,217	12,030,642	5,223,372
Allowance for losses	(440)	(2,819)	(4,869)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	109,441,918	118,548,453	93,786,182
Own portfolio	86,932,457	92,838,502	82,214,836
Subject to repurchase agreements	54,789	3,677,132	1,615,018
Derivative financial instruments	2,022,601	1,986,876	1,417,180
Restricted deposits – Brazilian Central Bank	14,413,471	13,183,184	4,206,268
Subject to collateral provided	5,975,073	6,820,705	3,981,945
Securities purpose of unrestricted purchase and sale commitments	43,527	42,054	350,935
Interbank accounts	15,211,438	13,286,710	24,017,589
Unsettled payments and receipts	448,405	71,077	743,980
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	14,731,881	13,200,677	23,216,434
– National treasury – rural loan	578	578	578
– National Housing System (SFH)	4,934	5,317	5,239
Correspondent banks	25,640	9,061	51,358
Interdepartmental accounts	14,731	55,960	145,798
Internal transfer of funds	14,731	55,960	145,798
Loan operations (Notes 3g, 10, 32b)	75,933,451	76,636,185	68,156,719
Loan operations:
– Public sector	703,541	83,725	74,077
– Private sector	82,491,208	83,244,110	73,607,833
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,261,298)	(6,691,650)	(5,525,191)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,421,374	6,918,300	3,854,652
Leasing receivables:
– Public sector	74,401	71,308	56,553
– Private sector	13,177,699	12,141,973	6,758,474
Unearned income from leasing	(5,395,771)	(4,988,418)	(2,820,855)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(434,955)	(306,563)	(139,520)
Other receivables	53,674,549	44,932,764	29,767,974
Receivables on sureties and guarantees honored (Note 10a-2)	7,347	40,513	12,249
Foreign exchange portfolio (Note 11a)	33,385,361	24,836,825	14,255,544
Receivables	505,129	385,232	338,842
Securities trading	874,432	1,244,975	809,610
Specific loan	882	–	–
Insurance premiums receivable	2,060,151	1,362,825	1,255,932
Sundry (Note 11b)	17,326,267	17,360,172	13,198,094
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(485,020)	(297,778)	(102,297)
Other assets (Note 12)	1,437,371	1,406,750	1,526,314
Other assets	636,632	544,401	467,753
Provision for depreciation	(237,120)	(204,877)	(194,056)
Prepaid expenses (Notes 3i and 12b)	1,037,859	1,067,226	1,252,617
Long-term assets	110,936,672	102,259,226	75,103,203
Interbank investments (Notes 3d and 7)	823,033	728,786	563,194
Interbank investments	823,033	729,110	563,194
Provision for losses	–	(324)	–

Assets	2009	2008

	March	December	March

Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	21,374,287	13,049,220	11,380,554
Own portfolio	19,989,450	11,213,621	8,421,679
Subject to repurchase agreements	906,353	588,238	676,785
Derivative financial instruments	259,290	377,264	611,365
Restricted deposits - Brazilian Central Bank	–	–	1,258,475
Privatization currencies	99,270	99,658	100,434
Subject to collateral provided	119,924	770,439	311,816
Interbank accounts	464,454	461,372	451,626
Restricted credits: (Note 9)
– SFH	464,454	461,372	451,626
Loan operations (Notes 3g, 10 and 32b)	53,455,038	54,089,629	44,114,759
Loan operations:
– Public sector	767,150	756,042	704,867
– Private sector	55,351,266	55,878,581	45,563,153
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,663,378)	(2,544,994)	(2,153,261)
Leasing operations (Notes 2, 3g, 10 and 32b)	13,234,717	12,901,443	6,981,872
Leasing receivables:
– Public sector	16,500	30,149	75,413
– Private sector	23,420,279	22,529,125	11,781,776
Unearned income from leasing	(9,631,466)	(9,246,275)	(4,695,718)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(570,596)	(411,556)	(179,599)
Other receivables	21,197,924	20,636,782	10,968,509
Receivables	279	111	423
Trading securities	1,333,104	1,752,147	928,629
Sundry (Note 11b)	19,873,770	18,894,584	10,043,165
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,229)	(10,060)	(3,708)
Other assets (Note 12)	387,219	391,994	642,689
Other assets	1,187	1,188	4,604
Provision for devaluations	–	–	(516)
Prepaid expenses (Notes 3i and 12b)	386,032	390,806	638,601
Permanent assets	8,017,091	7,610,715	5,297,533
Investments (Notes 3j, 13 and 32b)	1,095,181	1,048,497	743,088
Interest in unconsolidated companies:
– Local	579,192	592,655	524,916
Other investments	866,185	806,042	564,327
Allowance for losses	(350,196)	(350,200)	(346,155)
Premises and equipment (Notes 3k and 14)	3,275,273	3,236,644	2,102,994
Premises and equipment	1,030,669	1,042,890	1,083,817
Other premises and equipment	6,634,820	6,466,671	3,878,133
Accumulated depreciation	(4,390,216)	(4,272,917)	(2,858,956)
Leased assets (Note 14)	10,854	12,741	10,588
Leased assets	22,222	22,691	16,656
Accumulated depreciation	(11,368)	(9,950)	(6,068)
Intangible assets	3,635,783	3,312,833	2,440,863
Intangible assets (Note 15)	6,366,661	5,832,703	4,399,199
Accumulated amortization	(2,730,878)	(2,519,870)	(1,958,336)
Total	482,140,944	454,413,043	355,470,333

The Notes are an integral part of the Financial Statements.

Liabilities	2009	2008

	March	December	March

Current	270,904,658	248,474,344	210,534,626
Deposits (Notes 3n and 16a)	89,839,871	91,745,343	77,693,179
Demand deposits	24,999,970	27,610,162	25,845,700
Savings deposits	37,391,607	37,768,508	33,290,059
Interbank deposits	384,993	674,711	309,774
Time deposits (Notes 16 and 32b)	26,181,451	24,689,254	17,413,385
Other deposits	881,850	1,002,708	834,261
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	63,115,027	48,510,998	45,001,283
Own portfolio	4,069,749	6,752,535	10,927,982
Third-party portfolio	55,702,256	39,359,625	30,558,507
Unrestricted portfolio	3,343,022	2,398,838	3,514,794
Funds from issuance of securities (Notes 16c and 32b)	3,005,901	2,590,402	1,641,718
Exchange acceptances	256	249	32
Mortgage and real estate notes and letters of credit and others	2,223,898	2,148,189	973,863
Debentures (Note 16c-1)	76,119	31,283	111,176
Securities issued abroad	705,628	410,681	556,647
Interbank accounts	123,920	12,920	312,545
Interbank onlending	1,851	–	–
Correspondent banks	122,069	12,920	312,545
Interdepartmental accounts	2,163,045	2,900,799	1,847,051
Third-party funds in transit	2,163,045	2,900,799	1,847,051
Borrowing (Notes 17a and 32b)	12,049,075	13,123,735	7,372,525
Local borrowing - official institutions	10	39	126
Local borrowing - other institutions	525	439	390
Borrowing abroad	12,048,540	13,123,257	7,372,009
Local onlending - official institutions (Notes 17b and 32b)	6,927,635	6,740,688	5,665,277
National treasury	103,631	114,608	40,289
National Bank for Economic and Social Development (BNDES)	2,864,867	2,822,971	2,515,813
Federal Savings Bank (CEF)	16,213	16,118	15,326
Fund for Financing the Acquisition of Industrial Machinery and Equipment (Finame)	3,942,916	3,786,978	3,093,614
Other institutions	8	13	235
Foreign onlending (Notes 17b and 32b)	381	182	1,393,690
Foreign onlending	381	182	1,393,690
Derivative financial instruments (Notes 3f and 32)	2,075,938	1,794,281	1,357,328
Derivative financial instruments	2,075,938	1,794,281	1,357,328
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	49,019,882	47,009,072	42,976,819
Other liabilities	42,583,983	34,045,924	25,273,211
Collection of taxes and other contributions	2,498,280	256,155	2,711,207
Foreign exchange portfolio (Note 11a)	22,367,012	13,538,239	7,318,890
Social and statutory	771,495	1,791,868	795,222
Fiscal and social security (Note 20a)	2,081,029	2,770,595	2,379,722
Securities trading	1,139,803	792,180	758,166
Financial and development funds	6,342	7,031	2,814
Subordinated debts (Notes 19 and 32b)	71,134	12,147	665,046
Sundry (Note 20b)	13,648,888	14,877,709	10,642,144

Liabilities	2009	2008

	March	December	March

Long-term liabilities	175,319,989	171,087,150	111,678,094
Deposits (Notes 3n and 16a)	79,263,263	72,748,010	29,017,493
Interbank deposits	21,171	23,483	575
Time deposits (Note 16 and 32b)	79,242,092	72,724,527	29,016,918
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	28,544,174	31,466,155	24,538,852
Own portfolio	28,544,174	31,466,155	24,538,852
Funds from issuance of securities (Notes 16c and 32b)	6,273,819	6,421,269	5,579,888
Exchange acceptances	–	–	227
Mortgage and real estate notes and letters of credit and others	196,584	174,226	1,011
Debentures (Note 16c-1)	1,455,357	1,455,360	2,552,100
Securities issued abroad	4,621,878	4,791,683	3,026,550
Borrowing (Notes 17a and 32b)	631,081	1,080,870	589,251
Local borrowing – official institutions	19	75	241
Borrowing abroad	631,062	1,080,795	589,010
Local onlending – official institutions (Notes 17b and 32b)	10,812,027	11,001,648	8,991,779
BNDES	4,129,875	4,317,915	3,623,498
CEF	80,280	83,079	87,454
Finame	6,601,132	6,599,912	5,280,009
Other institutions	740	742	818
Derivative financial instruments (Notes 3f and 32)	217,949	247,645	266,640
Derivative financial instruments	217,949	247,645	266,640
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	17,653,175	17,578,060	16,745,592
Other liabilities	31,924,501	30,543,493	25,948,599
Fiscal and social security (Note 20a)	9,590,431	8,712,002	7,635,324
Subordinated debts (Notes 19 and 32b)	19,673,798	19,236,419	15,871,747
Sundry (Note 20b)	2,660,272	2,595,072	2,441,528
Deferred income	272,930	273,506	189,818
Deferred income	272,930	273,506	189,818
Minority interest in subsidiaries (Note 22)	337,010	321,499	158,678
Shareholders' equity (Note 23)	35,306,357	34,256,544	32,909,117
Capital:
– Domiciled in Brazil	22,135,032	21,665,186	21,411,839
– Domiciled abroad	864,968	1,334,814	1,588,161
Capital reserves	62,614	62,614	62,498
Profit reserves	12,936,218	11,860,287	8,394,029
Assets valuation adjustments – available-for-sale securities	(687,295)	(661,504)	1,452,744
Treasury shares (Notes 23d and 32b)	(5,180)	(4,853)	(154)
Shareholders’ equity managed by parent company	35,643,367	34,578,043	33,067,795
Total	482,140,944	454,413,043	355,470,333

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Revenues from financial intermediation	16,499,653	17,763,255	11,739,336
Loan operations (Note 10j)	7,848,097	8,864,704	6,571,120
Leasing operations (Note 10j)	888,685	816,841	372,536
Operations with securities (Note 8h)	4,783,392	5,845,255	1,820,337
Financial income from insurance, private pension plans and certified savings plans (Note 8h)	1,986,067	1,467,509	1,676,345
Derivative financial instruments (Note 8h)	537,398	(1,589,816)	574,278
Foreign exchange operations (Note 11a)	308,745	2,013,231	395,881
Compulsory deposits (Note 9b)	147,269	345,531	328,839
Expenses from financial intermediation	11,665,907	14,947,765	7,310,706
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	6,885,965	7,666,503	3,818,055
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	1,373,602	926,147	1,024,234
Borrowing and onlending (Note 17c)	485,112	3,794,252	800,385
Leasing operations (Note 10j)	1,624	1,843	1,195
Allowance for loan losses (Notes 3g, 10g and 10h)	2,919,604	2,559,020	1,666,837

Gross income from financial intermediation	4,833,746	2,815,490	4,428,630

Other operating income/expenses	(2,381,156)	(2,242,795)	(1,930,091)
Fee and commission income (Note 24)	2,836,569	2,817,724	2,803,529
Other fee and commission income	2,291,288	2,287,322	2,345,278
Bank fees revenues	545,281	530,402	458,251
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3o and 21d)	5,445,094	6,135,168	5,285,116
Net premiums written	5,513,953	6,204,046	5,366,960
Reinsurance premiums	(68,859)	(68,878)	(81,844)
Variation of technical provisions for insurance, private pension plans and certificated savings plans (Note 3o)	(2,262,667)	(2,732,824)	(2,533,242)
Retained claims (Note 3o)	(1,981,545)	(2,147,086)	(1,639,572)
Certificated savings plans drawings and redemptions (Note 3o)	(363,563)	(410,563)	(318,260)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3o)	(298,683)	(300,754)	(279,285)
Personnel expenses (Note 25)	(1,776,156)	(1,889,770)	(1,736,553)
Other administrative expenses (Note 26)	(2,126,848)	(2,250,083)	(1,814,994)
Tax expenses (Note 27)	(595,318)	(305,137)	(611,323)
Equity in the earnings of affiliated companies (Note 13c)	5,567	46,930	32,169
Other operating income (Note 28)	471,875	520,615	329,782
Other operating expenses (Note 29)	(1,735,481)	(1,727,015)	(1,394,428)
Full goodwill amortization (Note 15a)	–	–	(53,030)
Operating income	2,452,590	572,695	2,498,539
Non-operating income (Note 30)	(39,979)	(5,516)	402,233
Income before tax on income and interest	2,412,611	567,179	2,900,772
Income tax and social contribution (Notes 34a and 34b)	(684,057)	1,054,410	(794,696)
Minority interest in subsidiaries	(5,542)	(16,502)	(3,591)
Net income	1,723,012	1,605,087	2,102,485

The Notes are an integral part of the Financial Statements.

Events	Restated					Assets Valuation		Treasury Shares	Retained Earnings	Total
	Paid-Up	Capital Reserves		Revenue Reserves		Adjustments
	Capital

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Subsidiaries

Balances on December 31, 2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Capital increase by subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Goodwill from share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Acquisition of treasury shares	–	–	–	–	–	–	–	(154)	–	(154)
Cancellation of treasury shares	–	–	–	–	(131,849)	–	–	131,849	–	–
Assets valuation adjustments	–	–	–	–	–	7,229	(24,461)	–	–	(17,232)
Net income	–	–	–	–	–	–	–	–	2,102,485	2,102,485
Allocations:– Reserves	–	–	–	105,124	1,257,161	–	–	–	(1,362,285)	–
– Provisioned interest on shareholders' equity	–	–	–	–	–	–	–	–	(740,200)	(740,200)

Balances on March 31, 2008	23,000,000	2,103	60,395	1,582,761	6,811,268	(40,195)	1,492,939	(154)	–	32,909,117

Balances on September 30, 2008	23,000,000	2,103	60,511	1,778,395	9,196,591	(125,029)	259,005	(3,750)	–	34,167,826

Prior periods adjustment, Law 11,638/07	–	–	–	–	–	–	–	–	(99,219)	(99,219)
Acquisition of treasury shares	–	–	–	–	–	–	–	(1,103)	–	(1,103)
Assets valuation adjustments	–	–	–	–	–	71,068	(866,548)	–	–	(795,480)
Net income	–	–	–	–	–	–	–	–	1,605,087	1,605,087
Allocations:– Reserves	–	–	–	75,293	810,008	–	–	–	(885,301)	–
– Provisioned interest on shareholders' equity	–	–	–	–	–	–	–	–	(504,390)	(504,390)
– Provisioned and/or paid dividends	–	–	–	–	–	–	–	–	(116,177)	(116,177)

Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	–	34,256,544

Acquisition of treasury shares	–	–	–	–	–	–	–	(327)	–	(327)
Assets valuation adjustments	–	–	–	–	–	(106,069)	80,278	–	–	(25,791)
Net income	–	–	–	–	–	–	–	–	1,723,012	1,723,012
Allocations:– Reserves	–	–	–	86,151	989,780	–	–	–	(1,075,931)	–
– Provisioned interest on shareholders' equity	–	–	–	–	–	–	–	–	(523,150)	(523,150)
– Paid and/or provisioned dividends	–	–	–	–	–	–	–	–	(123,931)	(123,931)

Balances on March 31, 2009	23,000,000	2,103	60,511	1,939,839	10,996,379	(160,030)	(527,265)	(5,180)	–	35,306,357

The Notes are an integral part of the Financial Statements.

Statement of Value Added – R$ thousand

Description	2009		2008

	1st Quarter	%	4th Quarter	%	1st Quarter	%

1 – Income	15,651,669	318.6	17,353,984	600.0	12,675,342	236.7
1.1) Financial intermediation	16,499,653	335.9	17,763,255	614.1	11,739,336	219.2
1.2) Fee and commission	2,836,569	57.7	2,817,724	97.4	2,803,529	52.3
1.3) Allowance for loan losses	(2,919,604)	(59.4)	(2,559,020)	(88.5)	(1,666,837)	(31.1)
1.4) Other	(764,949)	(15.6)	(667,975)	(23.0)	(200,686)	(3.7)
2 – Financial intermediation expenses	(8,746,303)	(178.0)	(12,388,745)	(428.3)	(5,643,869)	(105.4)
3 – Inputs acquired from third-parties	(1,744,776)	(35.5)	(1,662,942)	(57.5)	(1,570,015)	(29.3)
Materials, energy and other	(101,641)	(2.1)	(107,750)	(3.7)	(92,643)	(1.7)
Third-party services	(565,933)	(11.5)	(627,216)	(21.7)	(445,856)	(8.3)
Other	(1,077,202)	(21.9)	(927,976)	(32.1)	(1,031,516)	(19.3)
Communication	(282,629)	(5.8)	(282,532)	(9.8)	(259,669)	(4.8)
Financial system services	(162,798)	(3.3)	(168,418)	(5.8)	(144,679)	(2.7)
Advertising and Publicity	(109,226)	(2.2)	(211,315)	(7.3)	(122,372)	(2.3)
Transportation	(139,837)	(2.8)	(150,343)	(5.2)	(133,216)	(2.5)
Data processing	(151,650)	(3.1)	(123,924)	(4.3)	(97,515)	(1.8)
Maintenance and repairs	(90,054)	(1.8)	(107,208)	(3.7)	(89,096)	(1.7)
Asset leasing	(108,056)	(2.2)	(101,657)	(3.5)	(74,261)	(1.4)
Asset leasing - Law 11,638/07 (1)	106,316	2.2	346,358	12.0	–	–
Security and surveillance	(60,260)	(1.2)	(57,197)	(2.0)	(50,684)	(0.9)
Travel	(15,101)	(0.3)	(22,364)	(0.8)	(18,981)	(0.4)
Other	(63,907)	(1.4)	(49,376)	(1.7)	(41,043)	(0.8)
4 – Gross value added (1-2-3)	5,160,590	105.1	3,302,297	114.2	5,461,458	102.0
5 – Depreciation, amortization and depletion	(253,864)	(5.2)	(456,845)	(15.8)	(137,721)	(2.6)
6 – Net value added produced by the Entity (4-5)	4,906,726	99.9	2,845,452	98.4	5,323,737	99.4
7 – Value added received in transfer	5,567	0.1	46,930	1.6	32,169	0.6
Equity in earnings (losses) of unconsolidated companies	5,567	0.1	46,930	1.6	32,169	0.6
8 – Value added to distribute (6+7)	4,912,293	100.0	2,892,382	100.0	5,355,906	100.0
9 – Value added distributed	4,912,293	100.0	2,892,382	100.0	5,355,906	100.0
9.1) Personnel	1,538,424	31.4	1,636,275	56.6	1,522,233	28.5
Cash dividends	892,466	18.2	927,768	32.1	807,587	15.1
Benefits	351,882	7.2	391,102	13.5	351,222	6.6
FGTS	81,501	1.7	89,280	3.1	83,450	1.6
Other charges	212,575	4.3	228,125	7.9	279,974	5.2
9.2) Taxes, fees and contributions	1,517,107	30.9	(495,778)	(17.1)	1,620,339	30.2
Federal	1,424,134	29.0	(581,011)	(20.1)	1,517,554	28.3
State	219	–	39	–	1,146	–
Municipal	92,754	1.9	85,194	3.0	101,639	1.9
9.3) Third-party capital compensation	128,208	2.6	130,296	4.5	107,258	2.0
Rentals	128,208	2.6	130,296	4.5	107,258	2.0
9.4) Shareholders’ equity compensation	1,728,554	35.1	1,621,589	56.0	2,106,076	39.3
Interest on shareholders’ equity	523,150	10.6	504,390	17.4	740,200	13.8
Dividends	123,931	2.5	116,177	4.0	–	–
Retained earnings	1,075,931	21.9	984,520	34.0	1,362,285	25.4
Interest of non-controlling shareholders in retained earnings	5,542	0.1	16,502	0.6	3,591	0.1

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand

		2009	2008

		1st Quarter	4th Quarter	1st Quarter

Cash Flow From Operating activities:
Net Income before income tax and social contribution		2,412,611	567,179	2,900,772
Adjustments to net income before taxes		5,479,269	4,407,422	3,155,438
Provision for loan losses		2,919,604	2,559,020	1,666,837
Depreciation and amortization		387,308	580,936	137,721
Goodwill amortization		24,577	24,577	53,030
Impairment		(2,706)	(10,310)	(10,358)
Expenses with civil, labor and tax provisions		713,652	278,219	665,907
Expenses with restatement and interest from technical provisions for insurance, private pension plans and certificated savings plans		1,373,602	926,147	1,024,234
Equity in the earnings (losses) of unconsolidated companies		(5,567)	(46,930)	(32,169)
(Gain) in the sale of other investments		(29,498)	(151,203)	(383,029)
(Gain)/loss in the sale of fixed assets		(3,063)	30,143	(3,297)
(Gain)/loss in the sale of foreclosed assets		46,568	115,214	(20,991)
Other		54,792	101,609	57,553
Adjusted net income		7,891,880	4,974,601	6,056,210
(Increase)/Decrease in interbank investments		1,195,222	(15,938,119)	(1,721,535)
(Increase)/Decrease in securities and derivative financial instruments		1,965,551	(5,390,807)	8,402,168
(Increase) in interbank and interdepartmental accounts		(982,132)	1,312,231	(849,559)
(Increase)/Decrease in loan and leasing operations		(2,177,853)	(8,577,588)	(8,507,227)
(Increase)/Decrease in insurance premiums receivable		(697,326)	26,381	20,680
Increase in technical provisions for insurance, private pension plans and certificated savings plans		665,554	772,774	171,912
Increase/(Decrease) in deferred income		(576)	46,428	671
(Increase) in other receivables and other assets		(9,709,752)	(19,360,691)	(4,516,646)
Increase in other liabilities		11,220,696	8,341,999	4,404,976
Interests of minority shareholders		9,969	(322,017)	(325)
Income tax and social contribution paid		(1,166,545)	(523,726)	(1,072,390)
Net cash provided by/used in operating activities		8,214,688	(34,638,534)	2,388,935
Cash flow from investing activities:
Increase/(Decrease) in reserve requirements in the Brazilian Central Bank		(1,531,204)	12,340,225	322,153
(Increase)/Decrease in available-for-sale securities		(1,051,035)	5,138,616	2,543,644
(Increase)/Decrease in held-to-maturity securities		67,105	(52,558)	(1,005,836)
Proceeds from sale of foreclosed assets		63,192	50,259	153,723
Divestments		156,407	260,850	418,020
Proceeds from the sale of premises and equipment and leased assets		64,979	–	24,270
Decrease in intangible assets		8,064	–	1,041
Acquisition of foreclosed assets		(253,355)	(270,021)	(243,577)
Acquisition of investments		(179,824)	(314,431)	(235,043)
Acquisition of premises and equipment and leased assets		(311,458)	(691,020)	(176,250)
Investment in deferred charges		(463,345)	(816,934)	(88,700)
Dividends and interest on shareholders’ equity received		1,624	25,801	45,993
Net cash provided by/used in investing activities		(3,428,850)	15,670,787	1,759,438
Cash flow from financing activities:
Increase in deposits		4,609,781	25,323,634	8,387,226
Increase (Decrease) in federal funds purchased and securities sold under agreements to repurchase		11,682,048	(7,486,629)	(4,093,514)
Increase in funds from issuance of securities		268,049	2,476,049	741,741
Increase (Decrease) in borrowing and onlending		(1,526,924)	(30,885)	602,975
Increase in subordinated debt		496,366	1,730,952	716,421
Capital increase and goodwill in share subscription		–	–	1,206,874
Dividends and interest on shareholders’ equity paid		(1,733,695)	(116,178)	(2,167,925)
Acquisition of shares issued by the Company		(327)	(1,103)	(154)
Net cash provided by/used in financing activities		13,795,298	21,895,840	5,393,644
Increase in cash and cash equivalents		18,581,136	2,928,093	9,542,017

Increase/Net decrease	At the beginning of the period	64,131,372	61,203,279	31,067,339
in cash and	At the end of the period	82,712,508	64,131,372	40,609,356
cash equivalents	Net increase in cash and cash equivalents	18,581,136	2,928,093	9,542,017

The Notes are an integral part of the Financial Statements

Table of Contents

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, consortium management, credit cards, insurance, private pension plans and certificated savings plans. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2) Presentation of the Financial Statements

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law 6,404/76, amendments introduced by Law 11,638/07 and Provisional Measure 449/08 related to the accounting of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and Committee for Accounting Pronouncements (CPC), when applicable, and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance lessee.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as presenting separately the portions of the net income and the shareholders’ equity referring to the interest of minority shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital stock of each investee. Goodwill in financing acquisition in subsidiaries and jointly-controlled investments was fully amortized up to March 31, 2008 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from non-financial asset impairment, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We present below the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2009	2008

		March 31	December 31	March 31

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Finasa BMC S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (4)	Investment bank	98.33%	98.33%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (7)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A. (10)	Brokerage	100.00%	100.00%	–
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6) (8)	Service provision	39.26%	39.26%	39.26%
Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (2)	Banking	–	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance /health	100.00%	100.00%	100.00%
Bradesco Dental S.A.	Insurance/dental health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (11)	Insurance	–	–	12.09%
Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Current name of Banco BMC S.A.;
(2) Companies/braches whose audit (review) services in 2008 were carried out by other independent auditors;
(3) Branch incorporated by Banco Bradesco S.A. Grand Cayman Branch in March 2009;
(4) Reduction in ownership interest due to the acquisition of Ágora Corretora upon the assignment of Banco Bradesco BBI S.A.’s shares to the former controlling shareholders of Ágora, in September 2008;
(5) Companies whose audit (review) services in 2009 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723 and CVM Rule 247;
(7) Company merged into Banco BMC S.A. in April 2008;
(8) The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Company acquired in September 2008; and
(11) Company sold in July 2008.

3) Significant Accounting Policies

a) Functional and presentation currencies

The financial statements are presented in Reais, which is Bradesco’s functional currency.

Operations in foreign branches and subsidiaries are basically a continuation of the activities in Brazil, therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais according to the relevant currency’s exchange rate. Gains and losses arising from this translation are registered in the income for the period.

b) Determination of income

The income is determined on the accrual basis of accounting that establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and income and expenses for the future period are recorded as a discount to the corresponding assets and liabilities. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions are appropriated to the income by effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and Brasil Resseguros S.A. (IRB), respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses,” are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. Payments for drawing redemptions are considered as expenses in the month when they take place.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: availability of domestic and foreign currency funds and investments in gold, open markets and interest-earning deposits in other banks, whose maturity on the effective application date was 90 days or less and present an insignificant risk of fair value change, which will be used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value as a counter-entry to a specific account in shareholders’ equity, at amounts net of tax effects; and

Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity, recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated by its estimated fair value in the consolidated balance sheet. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the management.

f) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Bradesco takes part in operations involving derivative financial instruments destined to meet its own needs in order to manage the Bank’s global exposure, as well as for meeting its clients’ requests, for the management of their positions, where valuations or devaluations are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in financial assets and liabilities market value are considered hedge and are classified according their nature in:

Market risk hedge: financial instruments classified in this category as well as their hedge-related financial assets and liabilities have their gains and losses, realized or not, recorded in income account.

Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net from tax effects, in a specific account emphasized in the Shareholders’ Equity. Non-effective portion of the respective hedge is directly recognized in an income account.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan assignment and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan assignment are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

(1) For operations falling due for over 36 months, the terms are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations rated at “H” level remain at this level for six months, subsequent to which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiations already written-off against the allowance and which are recorded in memorandum accounts, are rated as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the credit risk determination.

h) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other Liabilities – Tax and Social Security Activities”, and for depreciation excess only income rate is applied.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution on pre-tax income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all types of companies). The increase in the rate of social contribution payable by companies in the financial and insurance sectors was introduced by Provisional Measure 413 of January 3, 2008, (which became Law 11,727 on June 23, 2008) and is calculated pursuant to the rules issued by the tax authorities.

Tax credits from previous periods, resulting from the increase of the Social Contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Provisional Measure 449/08, the changes in the determination criteria for income, cost and expenses used in the assessment of net income for the year, enacted by Law 11,638/07 and by Articles 36 and 37 of the aforementioned Provisional Measure, shall not have effect on the assessment of taxable income for corporate entities opting for the RTT, but, for tax purposes, the accounting methods and criteria in force on December 31, 2007 shall be considered. For accounting purposes, the tax effects of adopting the Law 11,638/07 are recorded in corresponding deferred assets and liabilities.

i) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods; therefore, they are recorded in assets considering the accrual method of accounting.

Prepayments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third parties.

This group is basically represented by: insurance selling expenses, insurance expenses and advertising expenses, as described in Note 12b. Commission in the placement of financing were recorded under this item up to March 31, 2008 and as of April, they will be allocated to the respective financing / leasing operations balance.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense,” incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses.
These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized.

j) Investments

The investments in subsidiaries, jointly – controlled companies and affiliated companies, with significant influence or interest of 20% or more in the voting capital, are evaluated by the equity accounting method.

Fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

k) Fixed assets

These correspond to the rights aiming corporeal assets destined to the maintenance of activities or performed with this purpose, including those deriving from operations transferring risks, benefits and controls of entities’ assets.

This is stated at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets, of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

l) Intangible assets

Intangible assets are the rights acquired related to non corporeal assets meant for the entity’s maintenance or exercised with that purpose. Intangible assets with established useful live are usually amortized according to the straight-line method within an estimated economic benefit period.

Intangible assets are comprised of:

• Future profitability of client portfolio acquired and acquisition of the right to provide banking services.

These are recorded and amortized in the period in which asset shall directly and indirectly contribute to the future cash flow.

• Software

Software is recorded at cost less amortization by the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use. Internal software development expenses are recognized as assets when it is possible to show its intention and ability of completing such development, recording costs directly attributable to the software, which will be amortized during its estimated useful life, considering future economic benefits generated.

m) Impairment of non-financial assets

The book value of non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income for the year if the accounting value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups. Impairment losses are recognized in income for the period.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

o) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 036/2000, 162/2006, 181/2007 and 195/2008.

• Insurance of basic, life and health lines

– Unearned Premiums Provision (PPNG) comprises retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be recorded.

– The provision of Incurred but not Reported (INBR) claims is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by those policyholders/beneficiaries. Pursuant to CNSP Resolution 195/2008, as of 2009, insurance companies are not to deduct the calculation of provisions of amounts transferred to third parties through reinsurance operations.

– The provision of unsettled claims is recorded based on the indemnities payment estimates, pursuant to notices of claims received from those policyholders until the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of IBNR claims.

– Supplementary Premium Provision (PCP) is recorded on a monthly basis to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values daily verified and the recorded PPNG;

– Other technical provisions refer to provision to face differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation included in the actuarial technical note approved by ANS.

– The Provision of Benefits to be granted, of individual health plan portfolio, refers to a 5-year coverage for dependents in case the policyholders is deceased, adopting a formulation included in the actuarial technical note approved by ANS.

– The Provision of Benefits Granted, of individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to the health plan coverage, and its accounting complies with Resolution – RN 75/2004 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders –“Plano GBS”.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings funds plans. They are calculated according to the methodology and premises set forth in the actuarial technical notes. The provisions linked to Long-Term Life Insurance (VGBL) covering survival and to the private pension plans of PGBL category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in Exclusive Investment Funds (FIE).

– The contribution insufficiency provision is established to complement the mathematical provisions of benefits granted and to be granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (soften), increased by 1.5% (improvement), considering males apart from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a.

– The financial fluctuation provision is established up to the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

– The administrative expenses provision is established to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note.

• Certificated savings plans

– The mathematical provision for redemptions is constituted for each active or suspended certificated savings plan during the estimated term in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose early redemption has been required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan; and

– The provisions for unrealized and payable drawing are recorded to meet premiums arising from future drawing (unrealized) and also for premiums arising from drawing in which clients were already selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

• Contingent Assets: are not recognized on an accounting basis, except when Management has total control of the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and by the confirmed capacity of its receipt or compensation with other liability recovery. The contingent assets whose chances of success is probable are disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with sufficient assurance. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

q) Funding expenses

On funding transactions upon issue of securities, related expenses are recorded as an offsetting entry to liabilities and allocated to income according to the term of the transaction.

r) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of the 1Q08, to comply with the accounting procedures/classifications adopted in the 1Q09:

Balance sheet

	March 31, 2008 – R$ thousand

	Previous	Reclassifications	Reclassified
	disclosure		balance

Assets
Current assets	275,505,263	(435,666)	275,069,597
Other receivables and assets	1,961,980	(435,666)	1,526,314
Prepaid expenses (1)	1,688,283	(435,666)	1,252,617
Long-term assets	76,109,876	(1,006,673)	75,103,203
Other receivables and assets	1,649,362	(1,006,673)	642,689
Prepaid expenses (1)	1,645,274	(1,006,673)	638,601
Permanent assets	3,902,203	1,395,330	5,297,533
Premises and equipment	2,333,922	(230,928)	2,102,994
Other premises and equipment (1)	4,460,214	(582,081)	3,878,133
Accumulated depreciation (1)	(3,210,109)	351,153	(2,858,956)
Deferred assets (1)	814,605	(814,605)	–
Organization and expansion expenses	1,935,095	(1,935,095)	–
Accumulated amortization	(1,120,490)	1,120,490	–
Intangible assets (1)	–	2,440,863	2,440,863
Intangible assets	–	4,399,199	4,399,199
Accumulated amortization	–	(1,958,336)	(1,958,336)
Total	355,517,342	(47,009)	355,470,333

Liabilities
Current liabilities	210,581,635	(47,009)	210,534,626
Funds from issuance of securities	1,658,635	(16,917)	1,641,718
Securities issued abroad (1)	573,564	(16,917)	556,647
Other liabilities	25,303,303	(30,092)	25,273,211
Subordinated debts (1)	695,138	(30,092)	665,046
Total	355,517,342	(47,009)	355,470,333

(1) Account reclassifications to adapt to the new accounting rules set forth by Law 11,638/07, CPC, CVM and CMN.

5) Balance Sheet and Statement of Adjusted Income by Business Segment

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group		Other activities (2)	Amount eliminated (4)	Total consolidated
			(2) (3)

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	370,857,889	29,858,168	79,127,261	23,473	677,267	(6,420,205)	474,123,853
Funds available	5,085,918	2,380,707	134,507	11,848	4,892	(84,504)	7,533,368
Interbank investments	90,614,710	2,727,304	–	–	–	–	93,342,014
Securities and derivative financial instruments	51,915,210	6,869,315	72,907,289	5,011	257,807	(1,138,427)	130,816,205
Interbank and interdepartmental accounts	15,380,601	310,022	–	–	–	–	15,690,623
Loan and leasing operations	138,717,965	15,395,159	–	–	–	(4,068,544)	150,044,580
Other receivables and other assets	69,143,485	2,175,661	6,085,465	6,614	414,568	(1,128,730)	76,697,063
Permanent assets	25,467,161	477,505	1,580,142	35	162,582	(19,670,334)	8,017,091
Investments	19,275,452	468,735	942,621	–	78,707	(19,670,334)	1,095,181
Premises and equipment and leased assets	2,982,129	8,638	220,731	35	74,594	–	3,286,127
Intangible assets	3,209,580	132	416,790	–	9,281	–	3,635,783
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043
Total on March 31, 2008	283,664,147	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,470,333

Liabilities
Current and long-term liabilities	360,442,214	20,625,389	71,174,551	12,052	390,646	(6,420,205)	446,224,647
Deposits	161,692,814	7,744,623	–	–	–	(334,303)	169,103,134
Federal funds purchased and securities sold under agreements to repurchase	91,649,871	9,330	–	–	–	–	91,659,201
Funds from issuance of securities	5,115,225	5,307,854	–	–	–	(1,143,359)	9,279,720
Interbank and interdepartmental accounts	2,282,805	4,160	–	–	–	–	2,286,965
Borrowing and onlending	30,740,906	3,493,105	–	–	–	(3,813,812)	30,420,199
Derivative financial instruments	1,734,635	559,252	–	–	–	–	2,293,887
Technical provisions from insurance, private pension plans and certificated savings plans	–	–	66,670,000	3,057	–	–	66,673,057
Other liabilities:
– Subordinated debts	16,484,056	3,260,876	–	–	–	–	19,744,932
– Other	50,741,902	246,189	4,504,551	8,995	390,646	(1,128,731)	54,763,552
Deferred income	266,904	–	6,026	–	–	–	272,930
Shareholders’ equity/minority interest in subsidiaries	309,575	9,710,284	9,526,826	11,456	449,203	(19,670,334)	337,010
Shareholders’ equity - parent company	35,306,357	–	–	–	–	–	35,306,357
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043
Total on March 31, 2008	283,664,147	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,470,333

b) Statement of income

						R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolidated

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	13,792,668	740,853	1,986,360	1,110	7,427	(28,765)	16,499,653
Expenses from financial intermediation	10,025,327	293,665	1,373,558	–	1,284	(27,927)	11,665,907
Gross income from financial intermediation	3,767,341	447,188	612,802	1,110	6,143	(838)	4,833,746
Other operating income/expenses	(2,772,304)	(23,417)	397,710	723	15,294	838	(2,381,156)
Operating income	995,037	423,771	1,010,512	1,833	21,437	–	2,452,590
Non-operating income	(53,228)	1,647	11,614	5	(17)	–	(39,979)
Income before tax on profit and interest	941,809	425,418	1,022,126	1,838	21,420	–	2,412,611
Income tax and social contribution	(297,392)	(1,733)	(375,015)	936	(10,853)	–	(684,057)
Minority interest in subsidiaries	(5,061)	–	(334)	–	(147)	–	(5,542)
Net income for 1Q09	639,356	423,685	646,777	2,774	10,420	–	1,723,012
Net income for 4Q08	1,469,715	(384,899)	556,911	(6,495)	(30,145)	–	1,605,087
Net income for 1Q08	1,227,596	106,754	743,917	1,989	22,229	–	2,102,485

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) Cash and Cash Equivalents

			R$ thousand

	2009	2008

	March 31	December 31	March 31

Funds available in domestic currency	5,009,832	5,822,653	5,158,361
Funds available in foreign currency	2,523,466	3,472,821	543,837
Investments in gold	70	67	55
Total funds available (cash)	7,533,368	9,295,541	5,702,253
Short-term interbank investments (1)	75,179,140	54,835,831	34,907,103
Total cash and cash equivalents	82,712,508	64,131,372	40,609,356

(1) Refers to operations whose maturity on the effective application date is 90 days or less.

7) Interbank Investments

a) Breakdown and terms

						R$ thousand

	2009					2008

	Up to	From 31 to	From 181 to	More than	March	December	March
	30 days	180 days	360 days	360 days	31	31	31

Investments in the open market:
Own portfolio position	16,986,410	7,333,756	3,050	–	24,323,216	19,446,068	8,855,237
• Financial treasury bills	2,226,633	–	–	–	2,226,633	3,609,090	1,372,407
• National treasury notes	13,670,973	5,216,125	–	–	18,887,098	11,858,081	2,208,740
• National treasury bills	1,088,804	2,117,631	–	–	3,206,435	3,948,556	5,202,387
• Other	–	–	3,050	–	3,050	30,341	71,703
Funded status	55,592,152	–	–	–	55,592,152	39,750,183	30,571,459
• Financial treasury bills	43,734,397	–	–	–	43,734,397	38,054,546	21,075,570
• National treasury notes	11,824,284	–	–	–	11,824,284	171,531	2,627,614
• National treasury bills	33,471	–	–	–	33,471	1,524,106	6,868,275
Short position	164,202	3,014,634	–	–	3,178,836	2,238,365	3,466,917
• National treasury bills	164,202	3,014,634	–	–	3,178,836	2,238,365	3,466,917
Subtotal	72,742,764	10,348,390	3,050	–	83,094,204	61,434,616	42,893,613
Interest-earning deposits in other banks:
- Interest-earning deposits in other banks	4,875,823	3,726,271	823,123	823,033	10,248,250	12,759,752	5,786,566
- Provisions for losses	–	(440)	–	–	(440)	(3,143)	(4,869)
Subtotal	4,875,823	3,725,831	823,123	823,033	10,247,810	12,756,609	5,781,697
Total on March 31, 2009	77,618,587	14,074,221	826,173	823,033	93,342,014
%	83,2	15,1	0,9	0,8	100,0
Total on December 31, 2008	64,738,498	5,828,352	2,895,589	728,786		74,191,225
%	87,3	7,9	3,9	0,9		100,0
Total on March 31, 2008	41,402,621	5,725,144	984,351	563,194			48,675,310
%	85,0	11,8	2,0	1,2			100,0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions.

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Income from investments in purchase and sale commitments:
Own portfolio position	685,664	291,306	105,292
Funded status	1,471,813	1,363,792	826,511
Short position	149,809	299,071	47,822
Unrestricted securities	–	–	9,767
Subtotal	2,307,286	1,954,169	989,392
Income from interest-earning deposits in other banks	278,083	204,894	150,265
Total (Note 8h)	2,585,369	2,159,063	1,139,657

Notes to the Consolidated Financial Statements

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand

	2009						2008

		Insurance/	Private	Other activities	March 31		December 31		March 31
	Financial	certificated	pension			%		%		%
		savings plans	plans

Trading securities	45,720,520	2,123,965	27,972,487	256,767	76,073,739	68.0	80,383,883	69.8	59,581,463	63.3
– Government securities	29,659,160	687,257	198,825	186,402	30,731,644	27.5	34,649,213	30.1	18,168,731	19.3
– Corporate bonds	13,779,469	1,436,708	200,602	70,365	15,487,144	13.8	15,389,377	13.3	10,432,663	11.1
– Derivative financial instruments (1)	2,281,891	–	–	–	2,281,891	2.0	2,364,140	2.1	2,028,545	2.2
– PGBL / VGBL restricted bonds	–	–	27,573,060	–	27,573,060	24.7	27,981,153	24.3	28,951,524	30.7
Available-for-sale securities	7,912,435	1,660,850	2,247,671	559	11,821,515	10.6	10,796,270	9.4	20,443,667	21.7
– Government securities	2,820,776	132,105	308,468	–	3,261,349	2.9	2,964,736	2.6	14,386,818	15.3
– Corporate bonds	5,091,659	1,528,745	1,939,203	559	8,560,166	7.7	7,831,534	6.8	6,056,849	6.4
Held-to-maturity securities	1,137,642	6,335,984	16,480,176	–	23,953,802	21.4	24,020,907	20.8	14,146,171	15.0
– Government securities	1,137,642	6,335,984	15,830,933	–	23,304,559	20.8	23,325,817	20.2	13,669,411	14.5
– Corporate bonds	–	–	649,243	–	649,243	0.6	695,090	0.6	476,760	0.5
Subtotal	54,770,597	10,120,799	46,700,334	257,326	111,849,056	100.0	115,201,060	100.0	94,171,301	100.0
Purchase and sale commitments (2)	3,128,033	3,551,511	12,287,605	–	18,967,149		16,396,613		10,995,435

Overall total	57,898,630	13,672,310	58,987,939	257,326	130,816,205		131,597,673		105,166,736

– Government securities	33,617,578	7,155,346	16,338,226	186,402	57,297,552	51.2	60,939,766	52.9	46,224,960	49.1
– Corporate bonds	21,153,019	2,965,453	2,789,048	70,924	26,978,444	24.1	26,280,141	22.8	18,994,817	20.2
– PGBL / VGBL restricted bonds	–	–	27,573,060	–	27,573,060	24.7	27,981,153	24.3	28,951,524	30.7
Subtotal	54,770,597	10,120,799	46,700,334	257,326	111,849,056	100.0	115,201,060	100.0	94,171,301	100.0
Purchase and sale commitments (2)	3,128,033	3,551,511	12,287,605	–	18,967,149		16,396,613		10,995,435

Overall total	57,898,630	13,672,310	58,987,939	257,326	130,816,205		131,597,673		105,166,736

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2009							2008

	March 31							December 31		March 31

	Up to 30 days	From	From	More than 360 days	Market/	Restated cost value	Mark-to-market	Market/	Mark-to-market	Market/	Mark-to-market
		31 to 180	181 to 360		book value			book value		book value
		days	days		(5) (6) (7)			(5) (6) (7)		(5) (6) (7)

Government securities	3,602,567	4,133,929	2,110,725	47,450,331	57,297,552	56,273,335	1,024,217	60,939,766	761,418	46,224,960	950,789
Financial treasury bills	2,378,341	3,083,100	477,108	4,540,920	10,479,469	10,486,303	(6,834)	7,968,695	(8,919)	4,906,843	(89)
National treasury bills	120,659	397,101	750,536	1,550,268	2,818,564	2,798,877	19,687	6,410,513	37,913	5,516,754	(27,052)
National treasury notes	–	628,063	883,078	37,729,984	39,241,125	38,656,902	584,223	41,138,951	275,193	29,757,610	605,928
Brazilian foreign debt notes	–	2,382	3	3,471,383	3,473,768	3,131,183	342,585	3,564,215	421,798	2,998,038	367,012
Privatization currencies	–	–	–	99,270	99,270	85,775	13,495	99,658	13,124	79,667	18,012
Foreign government securities	1,101,567	23,283	–	52,872	1,177,722	1,106,655	71,067	1,755,595	22,316	2,963,916	(13,006)
Other	2,000	–	–	5,634	7,634	7,640	(6)	2,139	(7)	2,132	(16)
Corporate bonds	6,338,375	5,890,984	1,680,260	13,068,825	26,978,444	27,906,958	(928,514)	26,280,141	(594,115)	18,994,817	1,254,141
Bank deposit certificates	95,951	379,467	736,126	675,158	1,886,702	1,886,702	–	2,032,302	–	2,402,772	–
Shares	3,155,107	–	–	–	3,155,107	4,313,570	(1,158,463)	3,363,189	(856,683)	4,023,134	958,872
Debentures	83,253	157,606	275,388	7,097,449	7,613,696	7,408,425	205,271	7,236,194	69,335	5,351,024	156,037
Promissory notes	420,501	4,997,197	–	116	5,417,814	5,417,814	–	4,915,118	–	–	–
Foreign corporate bonds	96,398	19,128	7,844	1,773,958	1,897,328	2,008,062	(110,734)	1,899,742	(155,446)	1,655,505	28,036
Derivative financial instruments (1)	1,157,102	274,700	590,799	259,290	2,281,891	2,141,129	140,762	2,364,140	401,921	2,028,545	79,003
Other	1,330,063	62,886	70,103	3,262,854	4,725,906	4,731,256	(5,350)	4,469,456	(53,242)	3,533,837	32,193
PGBL / VGBL restricted bonds	2,258,370	2,261,432	3,483,788	19,569,470	27,573,060	27,573,060	–	27,981,153	–	28,951,524	–
Subtotal	12,199,312	12,286,345	7,274,773	80,088,626	111,849,056	111,753,353	95,703	115,201,060	167,303	94,171,301	2,204,930
Purchase and sale commitments (2)	14,377,481	1,467,552	–	3,122,116	18,967,149	18,967,149	–	16,396,613	–	10,995,435	–
Hedge – cash flow (Note 8g)	–	–	–	–	–	–	(225,784)	–	–	–	–
Overall total	26,576,793	13,753,897	7,274,773	83,210,742	130,816,205	130,720,502	(130,081)	131,597,673	167,303	105,166,736	2,204,930

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand

	2009							2008

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to-market

– Financial	5,292,203	8,507,036	3,316,681	28,604,600	45,720,520	44,717,636	1,002,884	49,565,780	1,253,771	25,737,251	93,250
National treasury bills	115,461	321,973	750,527	1,516,052	2,704,013	2,684,967	19,046	6,259,719	37,946	4,938,745	(26,916)
Financial treasury bills	2,352,435	2,958,174	199,653	3,259,371	8,769,633	8,777,254	(7,621)	6,503,743	(9,113)	2,887,565	(1,160)
Bank deposit certificates	13,865	127,210	670,503	613,836	1,425,414	1,425,414	–	1,394,751	–	1,438,826	–
Derivative financial instruments (1)	1,157,102	274,700	590,799	259,290	2,281,891	2,141,129	140,762	2,364,140	401,921	2,028,545	79,003
Debentures	7,047	149,163	215,637	5,090,931	5,462,778	5,261,422	201,356	5,063,443	72,528	3,698,046	153,994
Promissory notes	417,521	4,272,538	–	116	4,690,175	4,690,175	–	4,439,342	–	–	–
Brazilian foreign debt notes	–	–	–	41,438	41,438	38,121	3,317	43,072	2,280	37,376	3,173
National treasury notes (4)	–	365,580	881,377	15,713,917	16,960,874	16,376,647	584,227	18,833,362	277,396	4,730,050	(101,318)
Foreign corporate securities	–	14,427	7,844	70,158	92,429	98,233	(5,804)	105,220	(5,593)	753,981	(566)
Foreign government securities	1,101,567	23,271	–	52,872	1,177,710	1,106,643	71,067	1,755,583	22,316	2,963,916	(13,006)
Shares (4)	20,608	–	–	–	20,608	20,608	–	471,897	454,090	88,011	46
Other	106,597	–	341	1,986,619	2,093,557	2,097,023	(3,466)	2,331,508	–	2,172,190	–
– Insurance companies and certificated savings plans	974,195	381,277	185,157	583,336	2,123,965	2,123,965	–	2,153,932	–	4,019,075	–
Financial treasury bills	2	3,029	159,545	497,372	659,948	659,948	–	695,307	–	1,213,161	–
National treasury bills	–	–	–	19,441	19,441	19,441	–	47,333	–	517,593	–
Bank deposit certificates	–	247,672	23,911	11,436	283,019	283,019	–	360,068	–	715,261	–
National treasury notes	–	–	1,701	6,167	7,868	7,868	–	111,024	–	359,120	–
Shares	46,109	–	–	–	46,109	46,109	–	27,117	–	155,447	–
Debentures	75,386	–	–	18,334	93,720	93,720	–	32,501	–	186,257	–
Promissory notes	2,980	130,576	–	–	133,556	133,556	–	62	–	–	–
Other	849,718	–	–	30,586	880,304	880,304	–	880,520	–	872,236	–

Securities (3)	R$ thousand

	2009								2008

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

– Private pension plans	2,448,779	2,261,446	3,489,334	19,772,928	27,972,487	27,972,487	–	28,409,104	–	29,546,360	–
Financial treasury bills	–	14	999	194,824	195,837	195,837	–	197,673	–	324,824	–
National treasury notes	–	–	–	2,988	2,988	2,988	–	2,731	–	4,225	–
Bank deposit certificates	–	–	4,547	866	5,413	5,413	–	5,169	–	5,072	–
National treasury bills	–	–	–	–	–	–	–	6,998	–	30,575	–
Shares	1,848	–	–	–	1,848	1,848	–	1,571	–	79,425	–
Debentures	71	–	–	2,801	2,872	2,872	–	3,021	–	917	–
PGBL/VGBL restricted bonds	2,258,370	2,261,432	3,483,788	19,569,470	27,573,060	27,573,060	–	27,981,153	–	28,951,524	–
Other	188,490	–	–	1,979	190,469	190,469	–	210,788	–	149,798	–
– Other activities	32,872	11,836	21,464	190,595	256,767	256,501	266	255,067	–	278,777	–
Financial treasury bills	25,904	–	4,335	134,493	164,732	164,732	–	164,510	–	146,184	–
Bank deposit certificates	40	4,585	17,129	9,212	30,966	30,966	–	27,546	–	26,774	–
National treasury bills	5,198	898	–	14,775	20,871	20,605	266	17,815	–	14,822	–
Debentures	749	6,353	–	31,316	38,418	38,418	–	33,841	–	90,369	–
National treasury notes	–	–	–	799	799	799	–	10,343	–	573	–
Other	981	–	–	–	981	981	–	1,012	–	55	–
Subtotal	8,748,049	11,161,595	7,012,636	49,151,459	76,073,739	75,070,589	1,003,150	80,383,883	1,253,771	59,581,463	93,250
Purchase and sale commitments (2)	14,377,481	1,467,552	–	3,122,116	18,967,149	18,967,149	–	16,396,613	–	10,995,435	–
– Financial	7,943	–	–	3,120,090	3,128,033	3,128,033	–	2,723,656	–	2,746,231	–
– Insurance companies and certificated savings plans	3,163,346	388,165	–	–	3,551,511	3,551,511	–	3,187,069	–	2,420,880	–
– Private pension plans	11,206,192	1,079,387	–	2,026	12,287,605	12,287,605	–	10,485,888	–	5,828,324	–
– PGBL/VGBL	10,545,503	1,078,791	–	2,026	11,626,320	11,626,320	–	10,068,576	–	5,679,586	–
– Funds	660,689	596	–	–	661,285	661,285	–	417,312	–	148,738	–
Overall total	23,125,530	12,629,147	7,012,636	52,273,575	95,040,888	94,037,738	1,003,150	96,780,496	1,253,771	70,576,898	93,250
Derivative financial instruments (liabilities)	(1,802,868)	(201,329)	(71,741)	(217,949)	(2,293,887)	(2,233,149)	(60,738)	(2,041,926)	(184,759)	(1,623,968)	13,331

II) Available-for-sale securities

Securities (3)	R$ thousand

	2009							2008

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

– Financial	746,654	154,831	178,538	6,832,412	7,912,435	8,004,805	(92,370)	6,919,083	(30,466)	7,528,989	833,181
National treasury bills	–	74,230	9	–	74,239	73,864	375	78,648	(33)	15,019	(136)
Brazilian foreign debt securities	–	2,382	3	2,305,139	2,307,524	1,968,256	339,268	2,373,461	419,518	2,114,955	363,839
Foreign corporate securities	96,398	4,701	–	1,703,800	1,804,899	1,909,829	(104,930)	1,794,522	(149,853)	901,524	28,602
National treasury notes (4)	–	–	–	101,679	101,679	101,683	(4)	15,950	(2,203)	2,036,803	(45,962)
Financial treasury bills	–	10,620	28,977	196,313	235,910	235,933	(23)	130,565	29	90,762	679
Bank deposit certificates	81,572	–	20,036	39,808	141,416	141,416	–	244,368	–	211,469	–
Debentures	–	–	59,751	1,182,827	1,242,578	1,244,706	(2,128)	820,975	(3,170)	776,899	(4,749)
Shares (4)	434,661	–	–	–	434,661	758,312	(323,651)	441,038	(247,000)	1,014,199	462,227
Privatization currencies	–	–	–	99,270	99,270	85,775	13,495	99,658	13,124	79,667	18,012
Foreign governments bonds	–	12	–	–	12	12	–	12	–	–	–
Other	134,023	62,886	69,762	1,203,576	1,470,247	1,485,019	(14,772)	919,886	(60,878)	287,692	10,669
– Insurance companies and certificated savings plans	1,240,856	197,131	25,601	197,262	1,660,850	2,071,109	(410,259)	1,962,469	(527,942)	1,348,209	175,788
Financial treasury bills	–	33,329	25,601	73,175	132,105	131,817	288	81,367	28	74,423	60
Shares	1,188,602	–	–	–	1,188,602	1,618,074	(429,472)	1,082,630	(535,576)	1,100,247	147,428
Debentures	–	–	–	124,087	124,087	118,044	6,043	587,323	(23)	121,776	6,792
Promissory notes	–	163,802	–	–	163,802	163,802	–	158,571	–	–	–
Bank deposit certificates	–	–	–	–	–	–	–	–	–	4,863	–
National treasury notes	–	–	–	–	–	–	–	–	–	231	–
Other	52,254	–	–	–	52,254	39,372	12,882	52,578	7,629	46,669	21,508
– Private pension plans	1,463,194	508,215	57,998	218,264	2,247,671	2,652,556	(404,885)	1,914,241	(528,119)	11,558,236	1,102,536
Shares	1,463,194	–	–	–	1,463,194	1,868,601	(405,407)	1,338,859	(528,256)	1,585,612	348,996
Financial treasury bills	–	77,934	57,998	172,536	308,468	307,946	522	182,936	137	155,650	332
National treasury notes	–	–	–	–	–	–	–	–	–	9,816,974	753,208
Promissory notes	–	430,281	–	–	430,281	430,281	–	317,143	–	–	–
Other	–	–	–	45,728	45,728	45,728	–	75,303	–	–	–
– Other activities	559	–	–	–	559	492	67	477	59	8,233	175
Bank deposit certificates	474	–	–	–	474	474	–	400	–	507	–
Shares	85	–	–	–	85	18	67	77	59	193	175
Financial treasury bills	–	–	–	–	–	–	–	–	–	204	–
Other	–	–	–	–	–	–	–	–	–	7,329	–
Subtotal	3,451,263	860,177	262,137	7,247,938	11,821,515	12,728,962	(907,447)	10,796,270	(1,086,468)	20,443,667	2,111,680
Hedge – cash flow (Note 8g)	–	–	–	–	–	–	(225,784)
Overall total	3,451,263	860,177	262,137	7,247,938	11,821,515	12,728,962	(1,133,231)	10,796,270	(1,086,468)	20,443,667	2,111,680

III)Held -to-maturity securities

Securities	R$ thousand

	2009					2008

	December 31					December 31	March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	–	–	–	1,137,642	1,137,642	1,160,149	859,665
Brazilian foreign debt notes	–	–	–	1,124,806	1,124,806	1,147,682	845,707
Financial treasury bills	–	–	–	12,836	12,836	12,467	13,958
Insurance companies and certificated savings plans	–	262,483	–	6,073,501	6,335,984	6,313,953	6,264,478
Debentures	–	–	–	–	–	84,320	–
National treasury notes	–	262,483	–	6,073,501	6,335,984	6,229,633	6,264,478
Private pension plans	–	2,090	–	16,478,086	16,480,176	16,546,805	7,022,028
Debentures	–	2,090	–	647,153	649,243	610,770	476,760
National treasury notes	–	–	–	15,830,933	15,830,933	15,935,908	6,545,156
Financial treasury bills	–	–	–	–	–	127	112
Overall total (4)	–	264,573	–	23,689,229	23,953,802	24,020,907	14,146,171

d) Breakdown of the portfolios by publication items

Securities	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Own portfolio	25,394,906	10,683,960	5,317,643	65,525,398	106,921,907	104,052,123	90,636,515
Fixed income securities	22,239,799	10,683,960	5,317,643	65,525,398	103,766,800	100,688,934	86,613,381
• Financial treasury bills	2,378,341	1,009,550	398,169	2,249,581	6,035,641	5,834,518	3,653,889
• Purchase and sale commitments (2)	14,377,481	1,467,552	–	3,122,116	18,967,149	16,396,613	10,995,435
• National treasury notes	–	296,994	183,886	23,350,447	23,831,327	23,555,145	23,986,287
• Brazilian foreign debt securities	–	2,382	3	3,471,383	3,473,768	2,184,648	2,265,594
• Bank deposit certificates	95,951	379,467	736,126	675,158	1,886,702	2,032,302	2,402,772
• National treasury bills	95,874	6,483	162,336	894,360	1,159,053	2,457,439	1,637,628
• Foreign corporate securities	96,398	19,128	7,844	1,773,958	1,897,328	1,869,597	1,655,505
• Debentures	83,253	157,606	275,388	7,097,449	7,613,696	7,235,211	4,585,629
• Promissory notes	420,501	4,997,197	–	116	5,417,814	4,915,118	–
• Foreign government securities	1,101,567	23,283	–	52,872	1,177,722	1,755,595	2,963,916
• PGBL/VGBL restricted bonds	2,258,370	2,261,432	3,483,788	19,569,470	27,573,060	27,981,153	28,951,524
• Other	1,332,063	62,886	70,103	3,268,488	4,733,540	4,471,595	3,515,202

Securities	R$ thousand

	2009					2008

	Up to 30 days	From 31 to180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)

Equity securities	3,155,107	–	–	–	3,155,107	3,363,189	4,023,134
• Shares of listed companies (technical provision)	1,257,799	–	–	–	1,257,799	1,282,595	905,306
• Shares of listed companies (other) (4)	1,897,308	–	–	–	1,897,308	2,080,594	3,117,828
Subject to commitments	24,785	2,795,237	1,331,553	17,417,305	21,568,880	25,139,356	12,150,741
Repurchase agreement	–	42,915	11,874	906,353	961,142	4,265,370	2,291,803
• National treasury bills	–	42,915	9,381	45,974	98,270	248,442	327,980
• Brazilian foreign debt securities	–	–	–	–	–	671,665	732,444
• Financial treasury bills	–	–	2,493	860,379	862,872	1,147,476	240,724
• National treasury notes	–	–	–	–	–	2,166,659	225,260
• Foreign corporate securities	–	–	–	–	–	30,145	–
• Debentures	–	–	–	–	–	983	765,395
Brazilian Central Bank	22,529	2,357,659	581,199	11,452,084	14,413,471	13,183,184	5,464,743
• National treasury bills	22,529	5,848	31,263	450,456	510,096	2,767,761	1,378,321
• National treasury notes	–	331,069	549,936	10,547,075	11,428,080	10,415,423	3,631,061
• Financial treasury bills	–	2,020,742	–	454,553	2,475,295	–	455,361
Privatization currencies	–	–	–	99,270	99,270	99,658	100,434
Collateral provided	2,256	394,663	738,480	4,959,598	6,094,997	7,591,144	4,293,761
• National treasury bills	2,256	341,855	524,365	159,478	1,027,954	914,576	1,841,056
• Financial treasury bills	–	52,808	64,859	967,658	1,085,325	966,942	537,703
• National treasury notes	–	–	149,256	3,832,462	3,981,718	5,001,724	1,915,002
• Brazilian foreign debt securities	–	–	–	–	–	707,902	–
Derivative financial instruments (1)	1,157,102	274,700	590,799	259,290	2,281,891	2,364,140	2,028,545
Securities purpose of unrestricted purchase and sale commitments	–	–	34,778	8,749	43,527	42,054	350,935
• National treasury bills	–	–	23,191	–	23,191	22,295	331,769
• Financial treasury bills	–	–	11,587	8,749	20,336	19,759	19,166
Overall total	26,576,793	13,753,897	7,274,773	83,210,742	130,816,205	131,597,673	105,166,736
%	20.3	10.5	5.6	63.6	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068 and due to securities characteristics, we are considering the derivative financial instruments, except the ones considered cash flow hedge under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries, except the ones considered cash flow hedge included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held-to-maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of March 31, 2009. On June 30, 2008, R$9,248,661 thousand were transferred from “Available-for-Sale Securities” to “Held-to-Maturity Securities”, related to securities held by Bradesco Vida e Previdência, pursuant to Susep/Decon/Geaco Circular Letter 130/08; On December 31, 2008, R$454,090 thousand of shares issued by Visa Inc. and R$9,836,218 thousand were transferred from NTN “Available-for-Sale Securities” to “Trading Securities”; and respective amounts of R$454,090 thousand and R$211,085 thousand were also transferred, due to the management’s intention as to their trading;

(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$2,168,206 thousand (December 31, 2008 – R$1,550,399 thousand and March 31, 2008 – R$1,428,075 thousand); and
(7)The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, to meet its own needs to manage Bradesco’s global exposure, as well as to answer its clients’ requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks deriving from operations carried out by Bradesco and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at the consolidated balance sheet by its estimated fair value. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on market operator’s quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

To derivative financial instruments, market price quotations are used to determine the fair value of these instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. Fair Value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OCT Clearing House) and BM&FBovespa. Operations involving forward contracts of indexes and currencies are carried out to manage hedge institution’s global exposures and operations to meet our clients’ needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as at over-the-counter markets.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2009		2008

	31 de March		31 de December		31 de March

	Overall	Net	Overall	Net	Overall	Net
	amount	amount	amount	amount	amount	amount

Future contracts
Purchase commitments:	32,266,160		43,251,570		11,947,191
– Interbank market	26,155,682	–	39,325,772	22,614,663	10,554,544	–
– Foreign currency	6,062,560	–	3,900,193	–	1,392,647	–
– Other	47,918	47,918	25,605	25,605	–	–
Sale commitments:	90,394,421		34,483,872		75,978,344
– Interbank market (1)	74,641,681	48,485,999	16,711,109	–	60,897,339	50,342,795
– Foreign currency (2)	15,752,740	9,690,180	17,772,763	13,872,570	15,014,319	13,621,672
– Other	–	–	–	–	66,686	66,686
Option contracts
Purchase commitments:	1,617,273		12,892,510		11,075,380
– Interbank market	293,100	–	7,165,403	7,165,403	9,858,900	21,900
– Foreign currency	372,519	–	3,435,644	2,033,044	466,166	–
– Other	951,654	–	2,291,463	1,313,475	750,314	–
Sale commitments:	4,487,471		2,380,588		12,230,778
– Interbank market	1,819,400	1,526,300	–	–	9,837,000	–
– Foreign currency	601,380	228,861	1,402,600	–	1,104,185	638,019
– Other	2,066,691	1,115,037	977,988	–	1,289,593	539,279
Forward contracts
Purchase commitments:	6,492,418		7,449,901		3,365,860
– Foreign currency	6,382,339	332,081	7,449,901	2,651,278	3,230,616	1,966,178
– Other	110,079	–	–	–	135,244	–
Sale commitments:	6,862,403		4,798,623		1,714,915
– Foreign currency	6,050,258	–	4,798,623	–	1,264,438	–
– Other	812,145	702,066	–	–	450,477	315,233
Swap contracts
Asset position:	16,923,902		21,324,069		35,632,449
– Interbank market	5,568,991	–	5,761,712	–	10,082,092	3,177,533
– Prefixed	700,475	406,026	939,787	431,618	685,780	–
– Foreign currency (3)	8,446,810	–	12,933,946	–	22,358,746	–
– Reference Interest Rate (TR)	1,647,377	1,457,695	740,917	537,669	924,893	857,299
– Special Clearance and Custody System (Selic)	269,605	162,737	338,774	229,609	281,009	277,543
– General Price Index-Market (IGP-M)	123,126	–	247,383	–	575,720	–
– Other (3)	167,518	–	361,550	–	724,209	–
Liability position:	16,915,568		21,148,166		35,136,302
– Interbank market	5,745,265	176,274	5,844,816	83,104	6,904,559	–
– Prefixed	294,449	–	508,169	–	2,008,795	1,323,015
– Foreign currency (3)	9,491,694	1,044,884	13,273,100	339,154	23,330,139	971,393
– TR	189,682	–	203,248	–	67,594	–
– Selic	106,868	–	109,165	–	3,466	–
– IGP-M	570,486	447,360	695,213	447,830	1,814,878	1,239,158
– Other (3)	517,124	349,606	514,455	152,905	1,006,871	282,662

(1) On March 31, 2009, it includes R$20,475,182 thousand related to cash flow hedge to protect CDI-related funding (Note 8g);
(2) On March 31, 2009, it includes specific hedge to protect investments abroad that totaled R$9,323,886 thousand (R$9,094,833 thousand on December 31, 2008 and R$ 8,940,925 thousand on March 31, 2008) (Note 13a); and
(3) It includes loan derivative operations (Note 8f).

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

R$ thousand

	2009			2008

		March 31			December 31			March 31

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables – swap	728,063	119,657	847,720	1,138,346	176,812	1,315,158	1,119,134	70,082	1,189,216
Receivable forward purchases	420,742	(16)	420,726	569,229	–	569,229	201,165	(69)	201,096
Receivable forward sales	899,889	(551)	899,338	31,684	–	31,684	450,497	(231)	450,266
Premiums on exercisable options	92,435	21,672	114,107	222,960	225,109	448,069	178,746	9,221	187,967
Total assets	2,141,129	140,762	2,281,891	1,962,219	401,921	2,364,140	1,949,542	79,003	2,028,545
Adjustment payables – swap	(816,596)	(22,790)	(839,386)	(1,158,107)	18,852	(1,139,255)	(714,229)	21,160	(693,069)
Payable forward purchases	(129,311)	17	(129,294)	(17,529)	–	(17,529)	(234,631)	69	(234,562)
Payable forward sales	(886,966)	809	(886,157)	(204,208)	–	(204,208)	(508,437)	231	(508,206)
Premiums on written options	(400,276)	(38,774)	(439,050)	(477,323)	(203,611)	(680,934)	(180,002)	(8,129)	(188,131)
Total liabilities	(2,233,149)	(60,738)	(2,293,887)	(1,857,167)	(184,759)	(2,041,926)	(1,637,299)	13,331	(1,623,968)

III) Future, option, forward and swap contracts

	R$ thousand

	2009					2008

	Up to 90 days	From 91 to180 days	From 181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31

Future contracts	59,702,946	13,994,464	37,005,144	11,958,027	122,660,581	77,735,442	87,925,535
Option contracts	1,892,491	1,281,887	1,447,988	1,482,378	6,104,744	15,273,098	23,306,158
Forward contracts	10,776,483	1,034,673	1,193,256	350,409	13,354,821	12,248,524	5,080,775
Swap contracts	3,586,431	1,772,109	2,668,696	8,048,946	16,076,182	20,008,911	34,443,233
Total on March 31, 2009	75,958,351	18,083,133	42,315,084	21,839,760	158,196,328
Total on December 31, 2008	65,188,440	12,551,254	12,458,741	35,067,540		125,265,975
Total on March, 31 2008	38,769,377	43,356,235	26,502,431	42,127,658			150,755,701

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising futures contracts

R$ thousand

	2009	2008

	March	December	March
	31	31	31

Government securities
National treasury notes	3,034,477	3,539,081	1,446,949
Financial treasury bills	24,021	23,326	–
National treasury bills	52,356	11,580	620,545
Total	3,110,854	3,573,987	2,067,494

V) Net revenues and expenses amounts

R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Swap contracts	328,569	455,456	79,311
Forward contracts	(781)	(2,756)	(1,880)
Option contracts	185,335	221,843	85,897
Futures contracts	145,731	(4,606,549)	488,471
Foreign exchange variation of investments abroad	(121,456)	2,342,190	(77,521)
Total	537,398	(1,589,816)	574,278

VI) Overall amounts of the derivative financial instruments, broken down by trading place and counter-parties

R$ thousand

	2009	2008

	March 31	December 31	March 31

OTC Clearing House (Cetip) (over-the-counter)	5,134,675	5,032,857	29,770,831
BM&FBovespa (stock exchange)	139,962,783	102,832,089	116,318,863
Foreign over-the-counter (1)	10,113,677	14,103,568	650,053
Foreign (stock exchange) (1)	2,985,193	3,297,461	4,015,954
Total	158,196,328	125,265,975	150,755,701

(1) Comprise operations carried out at the Stock Exchanges of Chicago and New York and at over-the-counter markets.

On March 31, 2009, counter-parties are distributed among corporate clients with 86%, financial institutions with 12% and individuals/others with 2%. Specifically regarding exchange financial instruments, we point out that Bradesco did not carry out exotic options, so called target forward swap, or any other leveraged derivatives, as well as amounts payable or receivable, outstanding on March 31, 2009, do not show concentration regarding individual counter-parties.

f) Credit Default Swaps (CDS)

They usually represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives a stream of payments that is usually paid in a linear manner during the operation effectiveness.

In case of default, the purchasing counterparty shall receive a payment to offset the value of the loss incurred in the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand

	Credit risk amount			Effect on the calculation of the required

	2009	2008		2009	2008

	March 31	December 31	March 31	March 31	December 31	March 31

Transferred
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	(773,370)	(780,653)	(881,546)	–	–	–
• Securities – Foreign public debt bond	–	–	(1,749,100)	–	–	(192,401)
• Derivatives with companies	(4,630)	(4,674)	–	(255)	(257)	–
Received
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	11,554,006	12,831,299	11,612,275	–	–	–
• Derivatives with companies	168,978	219,306	367,500	18,558	24,124	40,425
Total	10,944,984	12,265,278	9,349,129	18,303	23,867	(151,976)
Deposited margin	1,316,760	1,733,378	1,069,571

Bradesco carries out operations involving credit derivatives with the purpose of maximizing its risk exposure and asset management. Contracts related to the credit derivatives operations described above have several maturities until 2017, 93.2% of which mature by 2010. The mark-to-market of protection rates that remunerates the risk receiving counterparty amounts to R$(261,164) thousand (December 31, 2008 – R$(393,264) thousand and on March 31, 2008 – R$(97,476) thousand). During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from the variability attributable to variable interest risk from Bank Deposit Certificate (CDB) indexed to the Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

Bradesco traded DI Future contracts in 2009, used as cash flow hedge for funding linked to DI CETIP. The flowing table presents the DI Future position as of March 31, 2009:

R$ thousand

DI Future with maturity between the years of 2010 and 2012	20,475,182
Funding referring to CDI	20,279,968
Market adjustment recorded in Shareholders’ Equity (1)	(225,784)
Non-effective market value recorded in result	1,732

(1) The adjustment in the shareholders’ equity is R$135,470 thousand net from tax effects.

Effectiveness of the hedge portfolio was in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, income on insurance, private pension plans and certificated savings plans and derivative financial instruments

R$ thousand

	2009	2008

	1st Quarter	4st Quarter	1st Quarter

Fixed income securities	2,246,205	3,544,433	693,638
Interbank investments (Note 7b)	2,585,369	2,159,063	1,139,657
Equity securities	(48,182)	141,759	(12,958)
Subtotal	4,783,392	5,845,255	1,820,337
Income on insurance, private pension plans and certificated savings plans	1,986,067	1,467,509	1,676,345
Income from derivative financial instruments (Note 8e V)	537,398	(1,589,816)	574,278
Total	7,306,857	5,722,948	4,070,960

9) Interbank Accounts – Restricted Deposits

a) Restricted Credit

	R$ thousand

	Remuneration	2009	2008

		March 31	December 31	March 31

Reserve requirements – demand deposits (1)	not remunerated	7,059,990	5,661,716	8,511,507
Reserve requirements – savings account deposits	savings index	7,671,891	7,538,961	6,626,184
Additional reserve requirements (2)	Selic rate	–	–	8,078,743
• Time deposit	–	–	–	2,742,084
• Savings deposits	–	–	–	3,275,092
• Demand deposit	–	–	–	2,061,567
Restricted deposits – National Housing System (SFH)	TR + interest rate	469,388	466,689	456,865
Funds from rural loan	not remunerated	578	578	578
Total		15,201,847	13,667,944	23,673,877

(1) Decrease in the rate, from 45% in March 2008 to 42% as of October 2008; and
(2) On March 31, 2009, additional compulsory deposits were classified as follows: R$6,742,538 thousand (on December 31, 2008 – R$6,441,025 thousand) in securities, R$2,459,837 thousand (on December 31, 2008 - R$2,078,671 thousand) in interbank investments, totaling R$9,202,375 thousand (on December 31, 2008 - R$8,519,696 thousand).

b) Compulsory Deposits

R$ thousand

	2009	2008

	1st Quarter	4st Quarter	1st Quarter

Restricted deposits - Bacen (reserves requirement)	140,167	337,091	322,476
Restricted deposits – SFH	7,102	8,440	6,363
Total	147,269	345,531	328,839

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan assignment, is presented as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2009		2008

							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)

Discounted trade receivables	13,840,809	8,388,973	6,325,555	7,687,390	9,314,734	23,972,345	69,529,806	36.4	70,785,589	36.4	57,746,185	37.7
Financing	2,671,879	2,526,312	2,168,346	5,602,731	8,565,677	24,367,375	45,902,320	24.1	47,170,357	24.3	42,669,542	27.9
Agricultural and agribusiness financing	856,012	490,873	686,868	1,834,933	1,958,956	4,222,825	10,050,467	5.3	9,987,012	5.1	9,169,289	6.0
Subtotal	17,368,700	11,406,158	9,180,769	15,125,054	19,839,367	52,562,545	125,482,593	65.8	127,942,958	65.8	109,585,016	71.6
Leasing operations	779,545	597,586	574,984	1,714,873	3,312,452	12,395,290	19,374,730	10.2	19,015,876	9.8	10,598,824	6.9
Advances on foreign exchange contracts (1)	1,989,456	1,238,746	729,459	1,671,700	4,531,035	–	10,160,396	5.3	9,807,478	5.1	7,304,901	4.8
Subtotal	20,137,701	13,242,490	10,485,212	18,511,627	27,682,854	64,957,835	155,017,719	81.3	156,766,312	80.7	127,488,741	83.3
Other receivables (2)	252,535	135,260	134,907	314,846	592,950	1,271,637	2,702,135	1.4	2,867,248	1.5	473,909	0.3
Total loan operations (3)	20,390,236	13,377,750	10,620,119	18,826,473	28,275,804	66,229,472	157,719,854	82.7	159,633,560	82.2	127,962,650	83.6
Sureties and guarantees (4)	2,199,343	724,507	898,047	2,028,205	3,517,876	23,325,379	32,693,357	17.1	33,878,760	17.5	25,080,146	16.4
Loan assignment (5)	26,246	25,437	24,563	68,746	117,159	159,996	422,147	0.2	495,491	0.3	–	–
Overall total on March 31, 2009	22,615,825	14,127,694	11,542,729	20,923,424	31,910,839	89,714,847	190,835,358	100.0
Overall total on December 31, 2008	22,381,859	14,494,236	12,468,494	22,039,054	30,339,071	92,285,097			194,007,811	100.0
Overall total on March 31, 2008	17,429,407	11,830,319	9,375,256	19,829,148	26,090,141	68,488,525					153,042,796	100.0

	R$ thousand

	Non-performing loans

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	2009		2008

						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)

Discounted trade receivables and other loans	758,637	690,160	712,442	1,158,586	1,270,082	4,589,907	74.1	3,963,361	73.8	3,255,643	74.9
Financing	253,449	192,435	89,132	178,680	163,141	876,837	14.2	793,655	14.8	831,130	19.1
Agricultural and agribusiness financing	33,007	22,879	15,747	114,865	17,304	203,802	3.3	228,218	4.3	103,693	2.4
Subtotal	1,045,093	905,474	817,321	1,452,131	1,450,527	5,670,546	91.6	4,985,234	92.9	4,190,466	96.4
Leasing operations	74,306	65,638	30,889	54,625	43,200	268,658	4.3	172,503	3.2	66,024	1.5
Advances on foreign exchange contracts (1)	20,891	18,224	6,013	8,053	6,634	59,815	1.0	38,726	0.7	49,233	1.1
Subtotal	1,140,290	989,336	854,223	1,514,809	1,500,361	5,999,019	96.9	5,196,463	96.8	4,305,723	99.0
Other receivables (2)	44,474	5,433	1,194	90,663	48,608	190,372	3.1	171,562	3.2	45,567	1.0
Overall total on March 31, 2009 (3)	1,184,764	994,769	855,417	1,605,472	1,548,969	6,189,391	100.0
Overall total on December 31, 2008 (3)	1,007,868	782,486	774,301	1,245,838	1,557,532			5.368.025	100.0
Overall total on March 31, 2008 (3)	848.816	720.193	558.664	983.694	1.239.923					4.351.290	100.0

	R$ thousand

	Non-performing loans

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2009		2008

							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)

Discounted trade receivables and other loans	390,057	307,019	272,861	556,810	759,463	1,192,880	3,479,090	34.1	2,791,900	33.2	2,209,793	33.0
Financing	237,953	224,850	209,943	584,934	950,896	2,023,283	4,231,859	41.4	3,737,632	44.4	3,701,275	55.2
Agricultural and agribusiness financing	13,917	18,035	9,983	24,831	42,603	339,708	449,077	4.4	504,734	6.0	263,380	3.9
Subtotal	641,927	549,904	492,787	1,166,575	1,752,962	3,555,871	8,160,026	79.9	7,034,266	83.6	6,174,448	92.1
Leasing operations	62,043	50,238	48,367	148,148	299,435	1,410,023	2,018,254	19.8	1,349,483	16.0	490,795	7.3
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	703,970	600,142	541,154	1,314,723	2,052,397	4,965,894	10,178,280	99.7	8,383,749	99.6	6,665,243	99.4
Other receivables (2)	653	638	634	2,369	8,612	20,976	33,882	0.3	37,861	0.4	39,594	0.6
Total loan operations (3)	704,623	600,780	541,788	1,317,092	2,061,009	4,986,870	10,212,162	100.0	8,421,610	100.0	6,704,837	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Loan assignment (5)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on March 31, 2009	704,623	600,780	541,788	1,317,092	2,061,009	4,986,870	10,212,162	100.0
Overall total on December 31, 2008	676,797	460,554	475,904	1,129,134	1,717,502	3,961,719			8,421,610	100.0
Overall total on March 31, 2008	533,587	460,335	381,244	988,103	1,452,045	2,889,523					6,704,837	100.0

	R$ thousand

	Overall total

	2009		2008

	Total on March 31 (A+B+C)	% 6	Total on December 31 (A+B+C)	% 6	Total on March 31 (A+B+C)	% 6

Discounted trade receivables	77,598,803	37.4	77,540,850	37.3	63,211,621	38.5
Financing	51,011,016	24.6	51,701,644	24.9	47,201,947	28.8
Agricultural and agribusiness financing	10,703,346	5.2	10,719,964	5.2	9,536,362	5.8
Subtotal	139,313,165	67.2	139,962,458	67.4	119,949,930	73.1
Leasing operations	21,661,642	10.5	20,537,862	9.9	11,155,643	6.8
Advances on foreign exchange contracts (1)	10,220,211	4.9	9,846,204	4.7	7,354,134	4.5
Subtotal	171,195,018	82.6	170,346,524	82.0	138,459,707	84.4
Other receivables (2)	2,926,389	1.4	3,076,671	1.5	559,070	0.3
Total loan operations (3)	174,121,407	84.0	173,423,195	83.5	139,018,777	84.7
Sureties and guarantees (4)	32,693,357	15.8	33,878,760	16.3	25,080,146	15.3
Loan assignment (5)	422,147	0.2	495,491	0.2	–	–
Overall total on March 31, 2009	207,236,911	100.0
Overall total on December 31, 2008			207,797,446	100.0
Overall total on March 31, 2008					164,098,923	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$8,603,418 thousand (December 31, 2008 – R$8,394,577 thousand and March 31, 2008 – R$7,393,792 thousand) . Other receivables relating to credit cards in the amount of R$7,054,468 thousand (December 31, 2008 – R$7,547,766 thousand and March 31, 2008 – R$5,308,535 thousand) are classified in item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$1,703,523 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch;
(5) Restated amount of the loan grant up to March 31, 2009, net of installments received; and
(6) Ratio between type and total loan portfolio including sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk levels

	AA	A	B	C	D	E	F	G	H	2009		2008

										Total on March 31%		Total on December 31%		Total on March 31%

Discounted trade receivables	16,804,573	31,969,947	9,154,397	11,458,249	1,873,698	1,055,092	809,161	834,036	3,639,650	77,598,803	44.6	77,540,850	44.7	63,211,621	45.5
Financings	8,363,483	24,434,467	6,319,331	9,242,850	687,428	358,623	283,993	230,585	1,090,256	51,011,016	29.3	51,701,644	29.8	47,201,947	33.9
Agricultural and agribusiness financings	1,212,841	3,076,124	1,379,583	3,952,714	438,549	88,405	222,712	132,999	199,419	10,703,346	6.1	10,719,964	6.2	9,536,362	6.9
Subtotal	26,380,897	59,480,538	16,853,311	24,653,813	2,999,675	1,502,120	1,315,866	1,197,620	4,929,325	139,313,165	80.0	139,962,458	80.7	119,949,930	86.3
Leasing operations	197,978	11,170,796	3,375,898	5,641,807	410,439	220,276	172,005	116,803	355,640	21,661,642	12.4	20,537,862	11.8	11,155,643	8.0
Advances on foreign exchange contracts	6,583,535	1,690,424	1,260,274	548,292	101,947	2,954	2,370	897	29,518	10,220,211	5.9	9,846,204	5.7	7,354,134	5.3
Subtotal	33,162,410	72,341,758	21,489,483	30,843,912	3,512,061	1,725,350	1,490,241	1,315,320	5,314,483	171,195,018	98.3	170,346,524	98.2	138,459,707	99.6
Other receivables	168,038	2,134,306	352,608	67,727	9,401	6,197	346	641	187,125	2,926,389	1.7	3,076,671	1.8	559,070	0.4
Overall total on March 31, 2009	33,330,448	74,476,064	21,842,091	30,911,639	3,521,462	1,731,547	1,490,587	1,315,961	5,501,608	174,121,407	100.0
%	19,1	42,8	12,5	17,8	2,0	1,0	0,9	0,8	3,1	100,0
Overall total on December 31, 2008	33,424,910	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740			173,423,195	100.0
%	19,3	43,8	13,0	17,3	1,6	0,8	0,7	0,5	3,0			100,0
Overall total on March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200					139,018,777	100.0
%	17,3	45,5	12,4	18,2	1,6	0,8	0,7	0,5	3,0					100,0

c) Maturity ranges and risk level

	R$ thousand

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2009		2008

										Total on March 31%		Total on December 31%		Total on March 31%

Installments falling due	–	–	2,167,417	2,757,365	1,295,027	787,457	691,939	630,510	1,882,447	10,212,162	100.0	8,421,610	100.0	6,704,837	100.0
Up to 30	–	–	160,989	214,541	77,166	49,518	38,700	32,161	131,548	704,623	6.9	676,797	8.0	533,587	8.0
From 31 to 60	–	–	136,867	176,655	65,617	41,544	32,367	29,302	118,428	600,780	5.9	460,554	5.5	460,335	6.9
From 61 to 90	–	–	115,858	152,483	61,876	40,867	31,125	27,187	112,392	541,788	5.3	475,904	5.7	381,244	5.7
From 91 to 180	–	–	271,831	358,550	154,521	100,669	80,469	68,546	282,506	1,317,092	12.9	1,129,134	13.4	988,103	14.7
From 181 to 360	–	–	411,470	560,543	247,414	164,307	129,687	107,524	440,064	2,061,009	20.2	1,717,502	20.4	1,452,045	21.6
More than 360	–	–	1,070,402	1,294,593	688,433	390,552	379,591	365,790	797,509	4,986,870	48.8	3,961,719	47.0	2,889,523	43.1
Past due installments	–	–	329,444	805,240	649,903	614,422	519,350	509,988	2,761,044	6,189,391	100.0	5,368,025	100.0	4,351,290	100.0
Up to 14	–	–	70,513	153,836	40,229	22,465	16,113	16,450	55,199	374,805	6.1	304,105	5.7	288,316	6.6
From 15 to 30	–	–	228,471	251,306	104,468	46,807	29,483	22,651	126,773	809,959	13.1	703,763	13.1	560,500	12.9
From 31 to 60	–	–	29,863	380,669	187,081	134,805	63,226	42,151	156,974	994,769	16.1	782,486	14.6	720,193	16.6
From 61 to 90	–	–	18	12,430	290,099	176,074	93,980	62,992	219,824	855,417	13.8	774,301	14.4	558,664	12.8
From 91 to 180	–	–	579	6,999	28,026	227,374	304,395	353,341	684,758	1,605,472	25.9	1,245,838	23.2	983,694	22.6
From 181 to 360	–	–	–	–	–	6,897	12,153	12,403	1,420,828	1,452,281	23.4	1,462,213	27.2	1,166,869	26.8
More than 360	–	–	–	–	–	–	–	–	96,688	96,688	1.6	95,319	1.8	73,054	1.7
Subtotal	–	–	2,496,861	3,562,605	1,944,930	1,401,879	1,211,289	1,140,498	4,643,491	16,401,553		13,789,635		11,056,127
Specific provision	–	–	24,968	106,878	194,493	420,563	605,644	798,349	4,643,491	6,794,386		5,928,371		4,597,802

	R$ thousand

	Risk levels

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2009		2008

										Total on March 31%		Total on December 31%		Total on March 31%

Installments falling due	33,330,448	74,476,064	19,345,230	27,349,034	1,576,532	329,668	279,298	175,463	858,117	157,719,854	100.0	159,633,560	100.0	127,962,650	100.0
Up to 30	3,647,210	10,884,882	1,807,729	3,643,875	164,998	47,080	26,915	18,364	149,183	20,390,236	12.9	20,693,153	13.0	16,818,064	13.1
From 31 to 60	2,751,590	6,251,841	1,690,029	2,487,321	74,479	29,111	13,586	10,200	69,593	13,377,750	8.5	13,741,778	8.6	11,156,859	8.7
From 61 to 90	1,721,842	5,139,853	1,319,772	2,238,969	82,623	19,803	12,758	10,956	73,543	10,620,119	6.7	11,195,048	7.0	8,901,369	7.0
From 91 to 180	3,321,163	9,068,063	2,433,189	3,614,245	188,056	39,429	24,305	19,911	118,112	18,826,473	11.9	19,824,734	12.4	17,566,747	13.7
From 181 to 360	7,355,035	12,841,262	3,080,966	4,508,019	196,322	58,424	33,982	26,385	175,409	28,275,804	18.0	26,785,463	16.8	22,901,613	17.9
More than 360	14,533,608	30,290,163	9,013,545	10,856,605	870,054	135,821	167,752	89,647	272,277	66,229,472	42.0	67,393,384	42.2	50,617,998	39.6
Generic provision	–	372,380	193,452	997,744	157,653	98,900	139,649	122,823	858,117	2,940,718		2,713,660		2,351,824
Overall total on March 31, 2009	33,330,448	74,476,064	21,842,091	30,911,639	3,521,462	1,731,547	1,490,587	1,315,961	5,501,608	174,121,407
Existing provision	–	373,068	221,311	1,312,533	922,781	837,607	1,005,464	1,250,104	5,501,608	11,424,476
Minimum required provision	–	372,380	218,420	1,104,622	352,146	519,463	745,293	921,172	5,501,608	9,735,104
Additional provision	–	688	2,891	207,911	570,635	318,144	260,171	328,932	–	1,689,372
Overall total on December 31, 2008	33,424,910	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740			173,423,195
Existing provision	–	380,935	227,137	1,354,904	757,093	654,606	819,260	806,926	5,261,740			10,262,601
Minimum required provision	–	380,386	224,625	899,922	280,008	405,420	608,562	581,368	5,261,740			8,642,031
Excess provision	–	549	2,512	454,982	477,085	249,186	210,698	225,558	–			1,620,570
Overall total on March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200					139,018,777
Existing provision	–	316,919	175,218	997,206	587,435	512,427	647,542	704,629	4,162,200					8,103,576
Minimum required provision	–	316,232	173,071	758,111	219,443	320,358	482,137	518,074	4,162,200					6,949,626
Excess provision	–	687	2,147	239,095	367,992	192,069	165,405	186,555	–					1,153,950

d) Concentration of loan operations

	R$ thousand

	2009		2008

	March 31%		December 31%		March 31%

Largest borrower	1,860,778	1.1	2,218,337	1.3	1,443,668	1.0
10 largest borrowers	12,051,535	6.9	11,266,030	6.5	8,856,772	6.4
20 largest borrowers	18,647,732	10.7	17,990,038	10.4	13,579,616	9.8
50 largest borrowers	29,602,581	17.0	29,273,786	16.9	21,895,691	15.8
100 largest borrowers	38,281,131	22.0	38,273,678	22.1	28,435,647	20.5

e) By economic activity sector

	R$ thousand

	2009		2008

	March 31%		December 31%		March 31%

Public Sector	1,561,592	0.9	941,224	0.6	913,454	0.6
Federal Government	1,074,703	0.6	465,757	0.3	426,439	0.3
Petrochemical	983,802	0.5	364,300	0.2	294,473	0.2
Financial intermediary	90,901	0.1	101,457	0.1	131,966	0.1
State Government	486,889	0.3	475,467	0.3	484,471	0.3
Production and distribution of electricity	486,889	0.3	475,467	0.3	484,471	0.3
Municipal Government	–	–	–	–	2,544	–
Direct administration	–	–	–	–	2,544	–
Private sector	172,559,815	99.1	172,481,971	99.4	138,105,323	99.4
Manufacturing	42,254,917	24.3	44,260,472	25.5	33,478,724	24.1
Food products and beverage	12,102,340	7.0	12,169,626	7.0	9,445,274	6.8
Steel, metallurgy and mechanics	6,282,339	3.6	6,181,657	3.6	4,766,014	3.4
Chemical	4,836,622	2.8	5,769,057	3.3	4,022,479	2.9
Pulp and paper	3,088,149	1.8	3,136,460	1.8	1,823,326	1.3
Light and heavy vehicles	2,246,251	1.3	2,512,943	1.4	1,955,751	1.4
Textiles and clothing	2,209,228	1.3	2,096,359	1.2	1,781,364	1.3
Rubber and plastic articles	1,899,345	1.1	1,915,389	1.1	1,482,454	1.1
Extraction of metallic and non-metallic ores	1,796,302	1.0	1,912,397	1.1	1,866,806	1.3
Leather articles	1,378,404	0.8	1,660,416	1.0	940,116	0.7
Automotive parts and accessories	1,115,268	0.6	977,944	0.6	902,998	0.6
Furniture and wooden products	986,788	0.6	1,021,857	0.6	854,398	0.6
Oil refining and production of alcohol	982,421	0.6	1,487,425	0.9	778,938	0.6
Non-metallic materials	936,025	0.5	694,890	0.4	579,567	0.4
Electric and electronic products	895,456	0.5	1,356,097	0.8	1,064,755	0.8
Publishing, printing and reproduction	624,856	0.3	608,927	0.4	524,811	0.4
Other industries	875,123	0.5	759,028	0.3	689,673	0.5
Commerce	23,816,510	13.7	23,547,096	13.6	19,895,529	14.3
Products in specialty stores	6,274,852	3.6	6,011,003	3.5	4,677,144	3.4
Food products, beverage and tobacco	3,413,296	2.0	3,387,854	2.0	2,689,110	1.9
Automobile vehicles	1,789,413	1.0	1,895,554	1.1	1,550,382	1.1
Grooming and household articles	1,720,811	1.0	1,808,749	1.0	1,637,343	1.2
Non-specialized retailer	1,637,657	0.9	1,741,341	1.0	1,514,746	1.1
Repair, parts and accessories for automobile vehicles	1,540,217	0.9	1,418,375	0.8	1,055,319	0.8
Clothing and footwear	1,415,381	0.8	1,382,664	0.8	1,340,491	1.0
Residues and scrap	1,200,422	0.7	1,246,229	0.7	1,018,954	0.7
Wholesale of goods in general	1,198,906	0.7	1,111,882	0.6	878,791	0.6
Trade intermediary	1,094,483	0.6	1,137,819	0.7	699,872	0.5
Fuel	1,052,022	0.6	994,014	0.6	850,635	0.6
Farming and ranching products	817,205	0.5	737,923	0.4	820,675	0.6
Other commerce	661,845	0.4	673,689	0.4	1,162,067	0.8

	R$ thousand

	2009		2008

	March 31%		December 31%		March 31%

Financial intermediaries	1,175,184	0.7	1,236,337	0.7	862,057	0.6
Services	35,688,294	20.4	34,491,080	19.9	25,094,001	18.1
Transportation and storage	9,372,659	5.4	9,105,567	5.2	6,652,667	4.8
Civil construction	7,698,065	4.4	7,225,592	4.2	4,371,397	3.1
Real estate activities, rentals and corporate services	6,000,361	3.4	5,563,360	3.2	4,023,600	2.9
Production and distribution of electric power, gas and water	2,587,840	1.5	2,295,679	1.3	2,064,414	1.5
Social services, education, health, defense and social security	1,798,245	1.0	1,816,866	1.0	1,522,292	1.1
Hotel and catering	1,224,829	0.7	1,121,937	0.7	757,802	0.5
Holding companies, legal, accounting and business advisory services	1,063,912	0.6	889,223	0.5	687,015	0.5
Club, leisure, cultural and sport activities	861,543	0.5	905,195	0.5	904,770	0.7
Telecommunications	589,204	0.3	813,527	0.5	812,863	0.6
Other services	4,491,636	2.6	4,754,134	2.8	3,297,181	2.4
Agriculture, cattle raising, fishing, forestry and forest exploration	2,392,255	1.4	2,245,627	1.3	1,805,868	1.3
Individuals	67,232,655	38.6	66,701,359	38.4	56,969,144	41.0
Total	174,121,407	100.0	173,423,195	100.0	139,018,777	100.0

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand

	Portfolio Balance

	Non-performing loans			Performing loans	Total	%	2009	2008

	Past due	Falling due	Total – non-performing loans				% March 31 YTD	% December 31 YTD	% March 31 YTD

AA	–	–	–	33,330,448	33,330,448	19.1	19.1	19.3	17.3
A	–	–	–	74,476,064	74,476,064	42.8	61.9	63.1	62.8
B	329,444	2,167,417	2,496,861	19,345,230	21,842,091	12.5	74.4	76.1	75.2
C	805,240	2,757,365	3,562,605	27,349,034	30,911,639	17.8	92.2	93.4	93.4
Subtotal	1,134,684	4,924,782	6,059,466	154,500,776	160,560,242	92.2
D	649,903	1,295,027	1,944,930	1,576,532	3,521,462	2.0	94.2	95.0	95.0
E	614,422	787,457	1,401,879	329,668	1,731,547	1.0	95.2	95.8	95.8
F	519,350	691,939	1,211,289	279,298	1,490,587	0.9	96.1	96.5	96.5
G	509,988	630,510	1,140,498	175,463	1,315,961	0.8	96.9	97.0	97.0
H	2,761,044	1,882,447	4,643,491	858,117	5,501,608	3.1	100.0	100.0	100.0
Subtotal	5,054,707	5,287,380	10,342,087	3,219,078	13,561,165	7.8
Overall total on March 31, 2009	6,189,391	10,212,162	16,401,553	157,719,854	174,121,407	100.0
%	3.5	5.9	9.4	90.6	100.0
Overall total on December 31, 2008	5,368,025	8,421,610	13,789,635	159,633,560	173,423,195
%	3.1	4.9	8.0	92.0	100.0
Overall total on March 31, 2008	4,351,290	6,704,837	11,056,127	127,962,650	139,018,777
%	3.1	4.8	7.9	92.1	100.0

Risk level	R$ thousand

	Provision

	Mínimum required						Additional	Existing	2009	2008

	% Mínimum required provision	Specific			Generic	Total			% March 31 (1)	% December 31(1)	% March 31(1)

		Past due	Falling due	Total specific

AA	–	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	372,380	372,380	688	373,068	0.5	0.5	0.5
B	1.0	3,294	21,674	24,968	193,452	218,420	2,891	221,311	1.0	1.0	1.0
C	3.0	24,157	82,721	106,878	997,744	1,104,622	207,911	1,312,533	4.2	4.5	3.9
Subtotal		27,451	104,395	131,846	1,563,576	1,695,422	211,490	1,906,912	1.2	1.2	1.1
D	10.0	64,990	129,503	194,493	157,653	352,146	570,635	922,781	26.2	27.0	26.8
E	30.0	184,326	236,237	420,563	98,900	519,463	318,144	837,607	48.4	48.4	48.0
F	50.0	259,675	345,969	605,644	139,649	745,293	260,171	1,005,464	67.5	67.3	67.2
G	70.0	356,992	441,357	798,349	122,823	921,172	328,932	1,250,104	95.0	97.2	95.2
H	100.0	2,761,044	1,882,447	4,643,491	858,117	5,501,608	–	5,501,608	100.0	100.0	100.0
Subtotal		3,627,027	3,035,513	6,662,540	1,377,142	8,039,682	1,477,882	9,517,564	70.2	72.4	72.5
Overall total on March 31, 2009		3,654,478	3,139,908	6,794,386	2,940,718	9,735,104	1,689,372	11,424,476	6.6
%		32.0	27.5	59.5	25.7	85.2	14.8	100.0
Overall total on December 31, 2008		3,301,524	2,626,847	5,928,371	2,713,660	8,642,031	1,620,570	10,262,601		5.9
%		32.2	25.6	57.8	26.4	84.2	15.8	100.0
Overall total on March 31, 2008		2,671,556	1,926,246	4,597,802	2,351,824	6,949,626	1,153,950	8,103,576			5.8
%		33.0	23.8	56.8	29.0	85.8	14.2	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Breakdown of allowance for loan losses

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Opening balance	10,262,601	9,135,795	7,825,816
– Specific provision (1)	5,928,371	5,273,879	4,412,783
– Generic provision (2)	2,713,660	2,669,937	2,284,956
– Additional provision (3)	1,620,570	1,191,979	1,128,077
Amount recorded	2,919,604	2,559,020	1,666,837
Amount written-off	(1,757,729)	(1,432,214)	(1,389,077)
Closing balance	11,424,476	10,262,601	8,103,576
– Specific provision (1)	6,794,386	5,928,371	4,597,802
– Generic provision (2)	2,940,718	2,713,660	2,351,824
– Additional provision (3)	1,689,372	1,620,570	1,153,950

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and accordingly not included in the preceding item; and
(3) The additional provision is recorded based on Management’s experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, linked to the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682. The additional provision per client was classified according to the corresponding risk levels (Note 10f).

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Amount recorded	2,919,604	2,559,020	1,666,837
Amount recovered (1)	(311,707)	(353,342)	(231,541)
Expense net of amounts recovered	2,607,897	2,205,678	1,435,296
(1) Classified in income from loan operations (Note 10j).

i) Breakdown of renegotiated portfolio

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Opening balance	3,089,034	2,939,612	2,682,997
Amount renegotiated	925,250	757,285	595,748
Amount received	(267,651)	(391,872)	(369,104)
Amount written-off	(246,066)	(215,991)	(238,238)
Closing balance	3,500,567	3,089,034	2,671,403
Allowance for loan losses	2,146,673	1,987,576	1,768,302
Percentage on portfolio	61.3%	64.3%	66.2%

j) Income on loan and leasing operations

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Discounted trade receivables and other loans	5,314,287	5,778,630	4,040,408
Financings	2,025,716	2,479,888	2,067,845
Rural and agribusiness loans	196,387	252,844	231,326
Subtotal	7,536,390	8,511,362	6,339,579
Recovery of credits written-off as loss	311,707	353,342	231,541
Subtotal	7,848,097	8,864,704	6,571,120
Leasing net of expenses	887,061	814,998	371,341
Total	8,735,158	9,679,702	6,942,461

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

			R$ thousand

	2009	2008

	March 31	December 31	March 31

Assets – other receivables
Exchange purchases pending settlement	20,236,026	15,533,842	10,377,443
Foreign exchange acceptances and term documents in foreign currencies	149	1,417	3,061
Exchange sale receivables	13,273,100	9,320,005	4,044,483
(-) Advances in local currency received	(377,112)	(235,166)	(306,689)
Income receivable on advances granted	253,198	216,727	137,246
Total	33,385,361	24,836,825	14,255,544
Liabilities – other liabilities
Exchange sales pending settlement	13,097,375	9,419,852	4,052,759
Exchange purchase payables	19,477,345	13,947,097	10,612,710
(-) Advances on foreign exchange contracts	(10,220,211)	(9,846,204)	(7,354,134)
Other	12,503	17,494	7,555
Total	22,367,012	13,538,239	7,318,890
Net foreign exchange portfolio	11,018,349	11,298,586	6,936,654
Memorandum accounts
Imports loans	1,329,461	1,242,498	269,459
Confirmed exports loans	104,132	103,708	47,767

Exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

			R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Foreign exchange operations result	308,745	2,013,231	395,881
Adjustments:
– Income on foreign currency financing (1)	9,112	299,150	56,402
– Income on export financing (1)	124,696	147,737	40,333
– Income on foreign investments (2)	85,995	(24,323)	23,833
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(108,426)	(2,812,035)	(346,751)
– Funding expenses (4)	(113,868)	(184,545)	(34,845)
– Other	(89,604)	817,487	(34,894)
Total adjustments	(92,095)	(1,756,529)	(295,922)
Adjusted foreign exchange operations result	216,650	256,702	99,959

(1) Classified in item “Income from loan operations”;
(2) Demonstrated in item “Income on securities transactions”;
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in item “Expenses from borrowing and onlending”; and
(4) They refer to funding expenses, whose funds were invested in foreign exchange transactions.

b) Sundry

			R$ thousand

	2009	2008

	March 31	December 31	March 31

Tax credits (Note 34c)	14,748,010	13,703,293	9,301,599
Credit card operations	7,054,468	7,547,766	5,308,535
Borrowers by escrow deposits	6,658,648	6,320,163	5,017,458
Prepaid taxes	1,825,495	2,091,073	951,237
Sundry borrowers	2,243,669	1,621,656	1,224,310
Receivable securities and credits	3,060,904	3,408,517	719,854
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Association - FGC)	852,418	898,083	–
Payments to be reimbursed	492,822	461,746	503,373
Borrowers due to purchase of assets	95,085	93,482	164,463
Other	168,518	108,977	50,430
Total	37,200,037	36,254,756	23,241,259

12) Other Assets

a) Foreclosed assets/others

					R$ thousand

	Cost	Provision for losses		Residual value

			2009	2008

			March 31	December 31	March 31

Real estate	156,362	(33,461)	122,901	113,396	137,441
Goods subject to special conditions	64,772	(64,772)	–	–	–
Vehicles and similar	381,390	(125,294)	256,096	207,502	116,460
Inventories/storehouse	16,620	–	16,620	14,583	18,205
Machinery and equipment	10,706	(6,637)	4,069	4,216	4,605
Others	7,969	(6,956)	1,013	1,015	1,074
Total on March 31, 2009	637,819	(237,120)	400,699
Total on December 31, 2008	545,589	(204,877)		340,712
Total on March 31, 2008	472,357	(194,572)			277,785

b) Prepaid expenses

			R$ thousand

	2009	2008

	March 31	December 31	March 31

Commission on the placement of financing (1)	950,919	1,038,744	1,477,577
Insurance selling expenses (2)	294,392	293,478	261,541
Advertising and publicity expenses (3)	104,515	73,591	101,169
Others	74,065	52,219	50,931
Total	1,423,891	1,458,032	1,891,218
(1) Commissions paid to storeowners and car dealers. As of 2Q08, commission in the placement of financing are allocated to the respective financing/leasing operations balances (Note 3i).
(2) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products; and
(3) Prepaid advertising and publicity expenses, whose disclosure in the media will occur in the future.

13) Investments

a) Main investments transacted in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon the financial statements consolidation

Investments in branches and subsidiaries abroad				R$ thousand

	Balance on 12.31.2008	Transaction in the period (1)	Balance on 3.31.2009	Balance on 3.31.2008

Banco Bradesco S.A. Grand Cayman Branch	7,032,014	195,712	7,227,726	7,290,737
Bradport SGPS, Sociedade Unipessoal, Lda.	423,898	(65,899)	357,999	457,943
Banco Bradesco S.A. New York Branch	421,485	6,795	428,280	300,552
Banco Bradesco Luxembourg S.A.	380,726	1,925	382,651	268,549
Others	836,710	90,520	927,230	623,144
Total	9,094,833	229,053	9,323,886	8,940,925
(1) Represented by the negative exchange variation in the amount of R$121,456 thousand, positive equity in the earnings of unconsolidated companies in the amount of R$426,275 thousand, negative adjustment to market value of available-for-sale securities in the amount of R$75,766 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated Companies			R$ thousand

	2009	2008

	March 31	December 31	March 31

– IRB-Brasil Resseguros S.A.	408,733	453,326	387,917
– Serasa S.A.	79,451	79,291	79,451
– BES Investimento do Brasil S.A.	52,785	51,176	42,307
– Integritas Participações S.A. (2)	37,911	–	–
– NovaMarlim Participações S.A. (1)	–	7,040	9,694
– Marlim Participações S.A. (1)	–	699	5,367
– Others	312	1,123	180
Total in affiliated companies	579,192	592,655	524,916
– Tax incentives	327,773	328,178	327,429
– Other investments	538,412	477,864	236,898
– Provision for:
– Tax incentive	(294,307)	(294,307)	(288,719)
– Other investments	(55,889)	(55,893)	(57,436)
– Overall total of investments	1,095,181	1,048,497	743,088
(1) Companies are no longer evaluated by the equity in the earnings of unconsolidated companies method due to the amendments set forth by Bacen Resolution 3,619 and are reclassified to other investments; and
(2) Company acquired in January 2009.

c) The adjustments resulting from the evaluation of investments by the equity in the earnings of unconsolidated companies method were recorded in income under “Equity in the earnings of unconsolidated companies” and corresponded to R$5,567 thousand in 1Q09 (4Q08 – R$46,930 thousand and 1Q08 - R$32,169 thousand)

Companies	R$ thousand

	Capital stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (2)

			Common	Preferred			2009	2008

							1st Quarter	4th Quarter	1st Quarter

IRB-Brasil Resseguros S.A.	1,030,000	1,924,158	–	212	21.24%	(4,839)	(1,028)	46,384	26,529
NovaMarlim Participações S.A. (3)	–	–	–	–	–	–	–	221	337
Marlim Participações S.A. (3)	–	–	–	–	–	–	–	(2,017)	174
BES Investimento do Brasil S.A. – Banco de Investimento (1)	150,000	263,924	7,993	7,993	20.00%	18,680	3,736	573	1,803
Serasa S.A. (1)	145,000	983,238	909	–	8.26%	28,849	2,383	1,843	3,326
– Integritas Participações S.A. (4)	98,779	184,572	12,284	–	20.54%	4,261	476	–	–
Other companies	–	–	–	–	–	–	–	(74)	–
Equity in the earnings of unconsolidated companies	–	–	–	–	–	–	5,567	46,930	32,169
(1) Data related to February 28, 2009 unaudited;
(2) Adjustments resulting from evaluation consider results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;
(3) Companies are no longer evaluated by the equity accounting method due to the amendments set forth by Bacen Resolution 3,619; and
(4) Company acquired in January 2009.

14) Premises and Equipment and Leased Assets

It is stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

						R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2009	2008

				March 31	December 31	March 31

Premises and equipment:
– Buildings	4%	680,193	(355,765)	324,428	279,362	288,162
– Land	–	350,476	–	350,476	411,868	417,585
Facilities, furniture and equipment in use	10%	2,919,831	(1,550,476)	1,369,355	1,344,117	1,008,081
Security and communication systems	10%	177,170	(106,964)	70,206	67,520	61,007
Data processing systems	20 to 50%	1,313,184	(879,141)	434,043	317,234	238,951
Transportation systems	20%	33,624	(18,508)	15,116	11,449	14,618
Construction in progress	–	–	–	–	14	74,590
Finance lease of data processing systems	20 to 50%	2,191,011	(1,479,362)	711,649	805,080	–
Subtotal		7,665,489	(4,390,216)	3,275,273	3,236,644	2,102,994
Leased assets		22,222	(11,368)	10,854	12,741	10,588
Total on March 31, 2009		7,687,711	(4,401,584)	3,286,127
Total on December 31, 2008		7,532,252	(4,282,867)		3,249,385
Total on March 31, 2008		4,978,606	(2,865,024)			2,113,582

Premises and equipment of the Bradesco Organization present an unrecorded increase of R$1,611,334 thousand (December 31, 2008 – R$1,570,878 thousand and March 31, 2008 – R$1,381,454 thousand) based on appraisal reports prepared by independent experts in 2009, 2008 and 2007.

The Bank executed lease agreements, for data processing systems, which are presented under premises and equipment. According to this accounting policy, assets and liabilities are classified in the financial statements and asset depreciation is calculated according to our own assets depreciation policy. Interest rates on this liability are also recognized.

The fixed assets to reference shareholders’ equity ratio in relation to “economic-financial consolidated” is 14.12% (December 31, 2008 – 13.55% and March 31, 2008 – 12.07%), and in relation to the “financial consolidated” basis is 48.93% (December 31, 2008 – 48.02% and March 31, 2008 – 47.70%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “consolidated financial.” Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Intangible Assets

a) Goodwill

Goodwill from investment acquisition in Ágora Corretora amounted to R$694,662 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets (BM&FBovespa shares), being amortized upon their realization which, up to September 2008, were classified as Deferred Charges; and R$491,548 thousand representing future profitability/client portfolio, which will be amortized within five (5) years. In the period, goodwill was amortized in the amount of R$24,577 thousand.

Goodwill related to companies acquired up to March 31, 2008 was fully amortized, corresponding to R$53,030 thousand on March 31, 2008.

b) Intangible assets

Acquired intangible assets have defined useful life and comprise:

	R$ thousand

	Amortization rate (1)	Cost	Amortization	Residual value

				2009	2008

				March 31	December 31	March 31

Acquisition of right for banking services	Contract	2,532,245	(996,337)	1,535,908	1,594,666	1,395,329
Software (2)	10% to 20%	2,811,838	(1,625,507)	1,186,331	1,189,343	980,380
Future profitability/client portfolio (3)	20%	832,831	(57,347)	775,484	458,778	–
Other	20%	189,747	(51,687)	138,060	70,046	65,154
Total on March 31, 2009		6,366,661	(2,730,878)	3,635,783
Total on December 31, 2008		5,832,703	(2,519,870)		3,312,833
Total on March 31, 2008		4,399,199	(1,958,336)			2,440,863

(1) The amortization of intangible assets is usually linear throughout an estimated period of economic benefit and accounted as other administrative expenses and other operating expenses;
(2) Software acquired and/or developed by specialized companies; and
(3) Goodwill in the acquisition of shareholders’ interest at Ágora Corretora, R$434,201, in Integritas Participações S.A., R$305,165 and in Europ Assistance Serviços de Assistência Personalizados, R$36,118.

Impairment losses in intangible assets were not recorded in the period.

Expenses with research and development of systems corresponded to R$17,391 thousand in the period (4Q08 – R$24,315 thousand; 1Q08 – R$13,167 thousand).

c) Breakdown of intangible assets by class:

	R$ thousand

	Acquisition of bank rights	Software	Future profitability/ client portfolio	Other	Total

Balance on December 31, 2008	1,594,666	1,189,343	458,778	70,046	3,312,833
Additions	74,686	42,560	341,283	75,429	533,958
Amortization for the period	(133,444)	(45,572)	(24,577)	(7,415)	(211,008)
Balance on March 31, 2009	1,535,908	1,186,331	775,484	138,060	3,635,783

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

• Demand deposits (1)	24,999,970	–	–	–	24,999,970	27,610,162	25,845,700
• Savings deposits (1)	37,391,607	–	–	–	37,391,607	37,768,508	33,290,059
• Interbank deposits	130,685	134,417	119,891	21,171	406,164	698,194	310,349
• Time deposits (2)	6,589,815	12,294,564	7,297,072	79,242,092	105,423,543	97,413,781	46,430,303
• Other – investment deposits	881,850	–	–	–	881,850	1,002,708	834,261
Overall total on March 31, 2009	69,993,927	12,428,981	7,416,963	79,263,263	169,103,134
%	41.4	7.3	4.4	46.9	100.0
Overall total on December 31, 2008	73,097,654	8,810,407	9,837,282	72,748,010		164,493,353
%	44.4	5.4	6.0	44.2		100.0
Overall total on March 31, 2008	63,451,445	7,874,602	6,367,132	29,017,493			106,710,672
%	59.4	7.4	6.0	27.2			100.0

(1) Classified as “up to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Own portfolio	309,001	1,304,692	2,456,056	28,544,174	32,613,923	38,218,690	35,466,834
• Government securities	41,493	93,030	769,104	50,201	953,828	3,513,488	786,073
• Debentures of own issuance	266,265	1,211,662	1,686,952	28,485,886	31,650,765	34,651,178	33,928,981
• Foreign	1,243	–	–	8,087	9,330	54,024	751,780
Third-party portfolio (1)	55,702,256	–	–	–	55,702,256	39,359,625	30,558,507
Unrestricted portfolio (1)	188,207	3,134,104	20,711	–	3,343,022	2,398,838	3,514,794
Overall total on March 31, 2009 (2)	56,199,464	4,438,796	2,476,767	28,544,174	91,659,201
%	61.3	4.8	2.8	31.1	100.0
Overall total on December 31, 2008 (2)	44,009,866	2,040,073	2,461,059	31,466,155		79,977,153
%	55.0	2.6	3.1	39.3		100.0
Overall total on March 31, 2008 (2)	35,168,660	6,388,994	3,443,629	24,538,852			69,540,135
%	50.5	9,2	5,0	35,3			100,0

(1) Represented by government securities; and
(2) Includes R$18,967,149 thousand (December 31, 2008 - R$16,396,613 thousand and March 31, 2008 – R$10,995,435 thousand) of funds invested in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries composing the consolidated financial statements (Notes 8a, b, c and d).

c) Funds from issuance of securities

	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Securities – Local:
-Exchange acceptances	256	–	–	–	256	249	259
-Mortgage bond	104,518	514,085	165,885	1,373	785,861	770,902	912,239
- Letters of credit for agribusiness	35,120	722,858	681,432	195,211	1,634,621	1,352,626	–
-Other	–	–	–	–	–	198,887	62,635
- Debentures (1)	–	76,119	–	1,455,357	1,531,476	1,486,643	2,663,276
Subtotal	139,894	1,313,062	847,317	1,651,941	3,952,214	3,809,307	3,638,409
Securities – Foreign:
- Fixed Rate Note (2)	–	–	–	–	–	–	90,717
– MTN Program Issues (2)	13,332	–	226,706	14,618	254,656	265,123	516,610
- Securitization of future flow of money orders received from abroad (d)	14,486	126,515	232,404	4,505,412	4,878,817	4,718,563	2,732,326
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (d)	622	56,258	41,086	138,834	236,800	266,897	260,461
- Cost of issuances on funding (3)	(187)	(1,461)	(4,133)	(36,986)	(42,767)	(48,219)	(16,917)
Subtotal	28,253	181,312	496,063	4,621,878	5,327,506	5,202,364	3,583,197
Overall total on March 31, 2009	168,147	1,494,374	1,343,380	6,273,819	9,279,720
%	1.8	16.1	14.5	67.6	100.0
Overall total on December 31, 2008	355,243	608,522	1,626,637	6,421,269		9,011,671
%	3.9	6.8	18.1	71.2		100.0
Overall total on March 31,2008	477,440	762,442	401,836	5,579,888			7,221,606
%	6.6	10.6	5.6	77.2			100.0

(1) This refers to installment of issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil Shares, maturing on May 1, 2011 with a 104% of CDI remuneration, whose installments referring to interest are classified in the short term;

(2) Issuance of securities in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and

(3) Pursuant to CVM Rule 556 and CPC 08, expenses related to fund raising are recorded as write-down to respective funding and appropriated to income for the term of the operation.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term liabilities and settled with future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenses made in the Brazilian territory by holders of credit cards issued outside Brazil.

Long-term securities issued by SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds derived from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Total

				2009	2008

				March 31	December 31	March 31

Securitization of future flow of money orders received abroad	8.20.2003	595,262	8.20.2010	96,207	116,273	141,259
	7.28.2004	305,400	8.20.2012	139,653	150,366	133,641
	6.11.2007	481,550	5.20.2014	580,646	586,113	439,034
	6.11.2007	481,550	5.20.2014	580,646	586,113	439,034
	12.20.2007	354,260	11.20.2014	464,569	468,944	351,302
	12.20.2007	354,260	11.20.2014	464,569	468,944	351,302
	3.6.2008	836,000	5.20.2014	1,160,052	1,172,293	876,754
	12.19.2008	1,168,500	2.20.2015	1,160,700	1,169,517	–
	3.20.2009	225,590	2.20.2015	231,775	–	–
Total		4,802,372		4,878,817	4,718,563	2,732,326
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011	236,800	266,897	260,461
Total		800,818		236,800	266,897	260,461

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Savings deposits	652,068	710,263	512,516
Time deposits	3,224,255	3,311,265	1,242,841
Federal funds purchased and securities sold under agreements to repurchase	2,687,671	3,016,505	1,808,115
Funds from issuance of securities	224,973	516,875	202,624
Other funding expenses	96,998	111,595	51,959
Subtotal	6,885,965	7,666,503	3,818,055
Expenses for price-level restatement and interest on technical provisions from insurance, private pension plans and certificated savings plans	1,373,602	926,147	1,024,234
Total	8,259,567	8,592,650	4,842,289

17) Borrowing and Onlending

a) Borrowing

	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Local	526	4	5	19	554	553	757
-Official institutions	1	4	5	19	29	114	367
-Other institutions	525	–	–	–	525	439	390
Foreign (1)	1,182,845	4,721,038	6,144,657	631,062	12,679,602	14,204,052	7,961,019
Overall total on March 31, 2009	1,183,371	4,721,042	6,144,662	631,081	12,680,156
%	9.3	37.2	48.5	5.0	100.0
Overall total on December 31, 2008	1,756,011	6,654,003	4,713,721	1,080,870		14,204,605
%	12.4	46.8	33.2	7.6		100.0
Overall total on March 31, 2008	1,105,735	3,734,779	2,532,011	589,251			7,961,776
%	13.9	46.9	31.8	7.4			100.0

(1) Pursuant to CVM Rule 556 and CPC 08, expenses related to funding are recorded as write-down to respective funding.

b) Onlending

	R$ thousand

	2009					2008

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Local	1,133,661	2,433,244	3,360,730	10,812,027	17,739,662	17,742,336	14,657,056
-National treasury	–	–	103,631	–	103,631	114,608	40,289
-BNDES	283,028	942,678	1,639,161	4,129,875	6,994,742	7,140,886	6,139,311
-CEF	1,580	6,710	7,923	80,280	96,493	99,197	102,780
-Finame	849,053	1,483,852	1,610,011	6,601,132	10,544,048	10,386,890	8,373,623
-Other institutions	–	4	4	740	748	755	1,053
Foreign	381	–	–	–	381	182	1,393,690
Overall total on March 31, 2009	1,134,042	2,433,244	3,360,730	10,812,027	17,740,043
%	6.4	13.7	18.9	61.0	100.0
Overall total on December 31, 2008	1,117,602	2,332,321	3,290,947	11,001,648		17,742,518
%	6.3	13.2	18.5	62.0		100.0
Overall total on March 31, 2008	828,593	1,874,372	4,356,002	8,991,779			16,050,746
%	5.2	11.7	27.1	56.0			100.0

c) Borrowing and onlending expenses

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Borrowing:
-Local	110	159	118
-Foreign	32,158	68,714	33,859
Subtotal borrowing	32,268	68,873	33,977
Local onlending:
-National treasury	1,488	1,910	464
-BNDES	142,193	130,817	117,109
-CEF	2,081	2,545	2,062
-Finame	199,203	254,467	161,660
-Other institutions	28	80	21
-Foreign onlending:
- Payables to foreign bankers (Note 11a)	108,426	2,812,035	346,751
- Other expenses with foreign onlending	(575)	523,525	138,341
Subtotal onlending	452,844	3,725,379	766,408
Total	485,112	3,794,252	800,385

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent assets

Contingent assets are not recorded on an accounting basis; however, there are ongoing proceedings whose prospects of success are good. The main one is:

– PIS – R$53,814 thousand: it pleads the compensation of PIS on the Gross Operating Revenue, collected pursuant to Decree Laws 2,445 and 2,449/88, over what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

Bradesco Organization is currently party to a number of legal suits in the labor, civil and tax scopes, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of our legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of the courts, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in litigation is maintained until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals are no longer appropriate or due to statute of limitation.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the replacement of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of our legal advisors, the nature of lawsuits, and similarity with previous lawsuits, complexity and positioning of courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the historical average amount of condemnation imposed corresponds to only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance restatement due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

Presently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III – Legal liabilities – tax and social security

The Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium-and long-term outcome based on the opinion of our legal advisors.

The main matters are:

– Cofins – R$2,528,290 thousand: moves to calculate and collect Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of Article 3 of Law 9,718/98;

– CSLL – R$1,399,084 thousand: questions CSLL required from financial institutions in the reference years from 1995 to 1998 at rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Loan Losses - R$580,881 thousand: moves to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, when receiving credits, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to the temporary losses;

– INSS Autonomous Brokers – R$645,112 thousand: it discusses the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to insurance companies, but to policyholders, thus being out of the incidence field of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– CSLL – R$519,946 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of the Bradesco Organization did not have employees, once item I, Article 195, of the Federal Constitution provides that this contribution is only due by employers; and

– PIS – R$267,263 thousand: moves for the compensation of amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

IV – Provisions divided by nature

	R$ thousand

	2009	2008

	March 31	December 31	March 31

Labor claims	1,554,544	1,553,143	1,559,990
Civil lawsuits	1,649,911	1,524,423	1,508,755
Subtotal (1)	3,204,455	3,077,566	3,068,745
Tax and social security (2)	7,407,905	7,052,932	6,608,847
Total	10,612,360	10,130,498	9,677,592

(1) Note 20b; and
(2) Classified under item “Other liabilities – tax and social security” (Note 20a).

V – Breakdown of Provisions

	R$ thousand

	2009

	Labor claims	Civil lawsuits	Tax and social security (1)

At the beginning of the period	1,553,143	1,524,423	7,052,932
Monetary restatement	50,737	47,470	150,276
Recordings/Reversals	61,712	197,471	205,986
Payments	(111,048)	(119,453)	(1,289)
At the end of the period	1,554,544	1,649,911	7,407,905

(1) It comprises, substantially, legal liabilities.

c) Contingent liabilities classified as possible losses

The Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. The administrative and judicial proceedings’ trends are periodically analyzed and, if necessary, these proceedings’ risks are reclassified. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ Tax on Service of Any Nature (ISSQN), in the amount of R$28,790 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with the law is discussed.

19) Subordinated Debt

					R$ thousand

					2009	2008

Instrument	Issuance	Amount of the operation	Maturity	Remuneration	March 31	December 31	March 31

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,534,326	1,491,106	1,361,160
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	121,767	118,116	107,209
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	538,885	523,332	476,637
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,390,505	1,348,412	1,222,784
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	89,259	86,707	79,043
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	172,328	167,425	152,696
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	175,614	170,618	155,607
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	356,644	346,449	315,825
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,491,944	1,448,262	1,317,238
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,732,708	1,681,976	1,529,808
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	1,035,823	1,005,496	914,529
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,533,313	1,488,845	1,355,385
Subordinated CDB	July /2006	13,000	2011	102.5% of CDI rate	18,059	17,537	15,973
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	700,528	680,211	619,237
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	6,850	6,652	6,059
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,242,867	1,206,822	1,098,643
Subordinated CDB	October/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	16,365	15,891	14,468
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	132,359	128,311	116,303
Subordinated CDB	November /2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	459,212	445,894	405,969
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	197,063	190,772	172,631
Subordinated CDB	December /2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,812,040	1,758,841	1,599,564
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632% p.a.	11,949	11,559	10,453
Subordinated CDB	January/2008	30,000	2013	100.0% of CDI rate + 0.344% p.a.	34,720	33,713	30,694
Subordinated CDB	February/2008	85,000	2013	IPCA + (7.44% p.a. and 7.897% p.a.)	98,529	95,386	86,161
Subordinated CDB	February/2008	200,000	2013	100.0% of CDI rate + 0.4914% p.a.	229,584	222,843	202,663
Subordinated CDB	April/2008	20,000	2013	IPCA + 7.90% p.a.	22,797	22,048	–
Subordinated CDB	May/2008	10,000	2013	IPCA + 8.20% p.a.	11,309	10,927	–
Subordinated CDB	July/2008	230,000	2013	100.0% of CDI rate + 1.0817% p.a.	253,672	245,864	–
Subordinated CDB	November/2008	1,000,000	2014	112.0% of CDI rate	1,051,113	1,018,009	–
Subordinated CDB	February/2009	2,739	2015	108.0% of CDI rate	2,773	–	–
Subordinated CDB	March/2009	9,100	2015	109.0% and 112.0% of CDI rate	9,151	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	–	–	302,559
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	–	–	313,719
Subtotal in the country		11,496,885			16,484,056	15,988,024	13,983,017

					R$ thousand

					2009	2008

Instrument	Issuance	Amount of the operation	Maturity	Remuneration	March 31	December 31	March 31

Abroad:
Subordinated debt (Dollar)	December/2001	353,700	2011	10.25% rate p.a.	356,390	350,356	268,978
Subordinated debt (Yen) (1)	April/2002	315,186	2012	4.05% rate p.a.	322,685	317,826	243,981
Subordinated debt (Dollar)	October/2003	1,434,750	2013	8.75% rate p.a.	1,197,203	1,182,936	903,571
Subordinated debt (Euro)	April/2004	801,927	2014	8.00% rate p.a.	713,454	735,689	638,986
Subordinated (Dollar) (2)	June/2005	720,870	–	8.875% rate p.a.	699,354	705,940	528,352
Funding issue costs (3)					(28,210)	(32,205)	(30,092)
Subtotal abroad		3,626,433			3,260,876	3,260,542	2,553,776
Overall total		15,123,318			19,744,932	19,248,566	16,536,793

(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.;
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in writing by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes; and

(3) According to CVM Rule 556 and CPC 08, funding-related expenses are recorded as write-down to the respective funding and appropriated to income according to the term of the operation.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2009	2008

	March 31	December 31	March 31

Provision for tax risks (Note 18b IV)	7,407,905	7,052,932	6,608,847
Provision for deferred income tax (Note 34f)	3,165,039	2,467,850	1,806,502
Taxes and contributions on profits payable	528,228	1,327,665	1,083,467
Taxes and contributions collectible	570,288	634,150	516,230
Total	11,671,460	11,482,597	10,015,046

b) Sundry

	R$ thousand

	2009	2008

	March 31	December 31	March 31

Credit card operations	5,219,923	6,009,216	5,056,214
Provision for payments due	2,960,929	3,066,969	2,673,262
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,204,455	3,077,566	3,068,745
Sundry creditors	1,693,207	1,828,087	1,427,759
Liabilities for acquisition of assets and rights	1,036,928	950,738	161,539
Liabilities for acquisition of assets – financial leasing (1)	777,868	1,042,271	–
Liabilities for official agreements	314,724	333,867	288,222
Other	1,101,126	1,164,067	407,931
Total	16,309,160	17,472,781	13,083,672

(1) Refers to liabilities for acquisition of data processing systems by means of financial leasing operations (lesser);

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

											R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans				Total

	2009	2008		2009	2008		2009	2008		2009	2008

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31 (3)	31	31

Current and long-term liabilities
Mathematical provision for benefits to be granted	–	–	–	47,005,121	45,922,203	42,063,748	–	–	–	47,005,121	45,922,203	42,063,748
Mathematical provision for benefits granted	–	–	–	4,318,588	4,280,106	3,991,512	–	–	–	4,318,588	4,280,106	3,991,512
Mathematical provision for redemptions	–	–	–	–	–	–	2,215,697	2,198,297	2,051,497	2,215,697	2,198,297	2,051,497
Incurred but not reported (IBNR) provision	1,308,571	1,270,570	1,287,052	556,704	536,319	450,977	–	–	–	1,865,275	1,806,889	1,738,029
Unearned premiums provision	1,723,691	1,586,929	1,431,190	69,236	78,484	48,499	–	–	–	1,792,927	1,665,413	1,479,689
Provision for contribution insufficiency (4)	–	–	–	2,578,399	2,522,156	2,567,455	–	–	–	2,578,399	2,522,156	2,567,455
Provision for unsettled claims	1,244,090	745,681	670,921	709,420	641,675	554,290	–	–	–	1,953,510	1,387,356	1,225,211
Financial fluctuation provision	–	–	–	643,297	648,790	583,859	–	–	–	643,297	648,790	583,859
Premium insufficiency provision	–	–	16	485,633	478,669	470,597	–	–	–	485,633	478,669	470,613
Financial surplus provision	–	–	–	324,771	290,885	374,980	–	–	–	324,771	290,885	374,980
Provision for drawings and redemptions	–	–	–	–	–	–	434,505	413,295	388,147	434,505	413,295	388,147
Provision for administrative expenses	–	–	–	143,788	145,207	110,678	81,733	83,910	75,518	225,521	229,117	186,196
Provision for contingencies	–	–	–	–	–	–	7,808	10,083	12,224	7,808	10,083	12,224
Other provisions	2,273,099	2,226,731	2,198,781	548,906	507,142	390,470	–	–	–	2,822,005	2,733,873	2,589,251
Total provisions	6,549,451	5,829,911	5,587,960	57,383,863	56,051,636	51,607,065	2,739,743	2,705,585	2,527,386	66,673,057	64,587,132	59,722,411

(1) “Other provisions” basically refer to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of actuarial technical note approved by ANS;
(2) Includes insurance operations for individuals and private pension plans;
(3) Pursuant to Susep Circular Letter 379/2008 of January 2009, techinical provision amounts are being presented at their gross amount and the reinsurance (PPNG, PSL and INBR) balance was reclassified to assets on March 31, 2009, in the amount of R$668,580 thousand; and
(4) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, improved by 1.5%, considering males separated from females, who have higher life expectancy, and actual interest rate of 4.3% p.a.

b) Technical provisions by product

	R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2009	2008		2009	2008		2009	2008		2009	2008

	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31 (2)	December 31	March 31

Health (1)	3,428,997	3,415,915	3,296,313	–	–	–	–	–	–	3,428,997	3,415,915	3,296,313
Auto/RCF	1,755,254	1,739,587	1,638,004	–	–	–	–	–	–	1,755,254	1,739,587	1,638,004
Dpvat	96,833	77,165	73,643	189,807	145,135	134,888	–	–	–	286,640	222,300	208,531
Life	20,889	18,953	21,925	2,475,685	2,422,920	2,097,993	–	–	–	2,496,574	2,441,873	2,119,918
Basic lines	1,247,478	578,291	558,075	–	–	–	–	–	–	1,247,478	578,291	558,075
Unrestricted benefits generating plan (PGBL)	–	–	–	10,448,100	10,421,881	9,469,789	–	–	–	10,448,100	10,421,881	9,469,789
VGBL	–	–	–	28,751,281	27,627,847	25,161,321	–	–	–	28,751,281	27,627,847	25,161,321
Traditional plans	–	–	–	15,518,990	15,433,853	14,743,074	–	–	–	15,518,990	15,433,853	14,743,074
Certificated savings plans	–	–	–	–	–	–	2,739,743	2,705,585	2,527,386	2,739,743	2,705,585	2,527,386
Total technical provisions	6,549,451	5,829,911	5,587,960	57,383,863	56,051,636	51,607,065	2,739,743	2,705,585	2,527,386	66,673,057	64,587,132	59,722,411

(1) See Note 21a, item 1.
(2) Pursuant to Susep Circular Letter 379/2008, as of January 2009 the amounts referring to technical provisions are presented at gross amount and reinsurance balance (PPNG, PSL and INBR) were reclassified to assets on march 31,2009, in the amount of R$668,580 thousand.

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2009	2008		2009	2008		2009	2008		2009	2008

	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31

Investment fund quotas (VGBL and PGBL)	–	–	–	39,199,380	38,049,728	34,631,110	–	–	–	39,199,380	38,049,728	34,631,110
Investment fund quotas (excluding VGBL and PGBL)	5,059,932	5,281,805	5,285,757	13,173,982	12,926,284	13,029,945	2,459,078	2,492,489	2,224,800	20,692,992	20,700,578	20,540,502
Government securities	339,105	72,758	62,378	3,110,648	3,109,296	2,829,744	–	–	–	3,449,753	3,182,054	2,892,122
Private securities	163,802	158,571	456	946,263	927,903	476,752	124,054	116,171	121,746	1,234,119	1,202,645	598,954
Shares	2,387	2,368	2,196	1,028,943	1,113,502	652,384	226,468	166,725	250,456	1,257,798	1,282,595	905,036
Receivables	504,422	520,407	443,948	–	–	–	–	–	–	504,422	520,407	443,948
Real estate	7,213	7,290	7,521	–	–	–	10,173	10,238	10,434	17,386	17,528	17,955
Deposits retained at IRB and court deposits	7,137	7,032	75,022	64,462	65,564	67,863	–	–	–	71,599	72,596	142,885
Total guarantees of technical provisions	6,083,998	6,050,231	5,877,278	57,523,678	56,192,277	51,687,798	2,819,773	2,785,623	2,607,436	66,427,449	65,028,131	60,172,512

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Premiums written	2,901,088	2,820,016	2,367,030
Supplementary private pension plan contributions (including VGBL)	2,294,015	2,964,174	2,645,049
Revenues from certificated savings plans	413,380	476,737	372,317
Coinsurance premiums granted	(68,015)	(26,069)	(1,159)
Refunded premiums	(26,515)	(30,812)	(16,277)
Net premiums written	5,513,953	6,204,046	5,366,960
Reinsurance premiums	(68,859)	(68,878)	(81,844)
Retained premiums from insurance, private pension plans and certificated savings plans (1)	5,445,094	6,135,168	5,285,116

(1) See Note 4b.

22) Minority Interest in Subsidiaries

	R$ thousand

	2009	2008

	March 31	December 31	March 31

Andorra Holdings S.A.	162,167	158,402	147,431
Banco Bradesco BBI S.A.	82,629	81,430	–
Celta Holding S.A.	55,948	68,879	–
Banco Alvorada S.A.	8,579	8,468	7,393
Baneb Corretora de Seguros S.A.	3,701	3,837	3,662
Other minority shareholders	23,986	483	192
Total	337,010	321,499	158,678

23) Shareholders’ Equity (Parent Company)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2009	2008

	March 31	December 31	March 31

Common shares	1,534,934,979	1,534,934,979	1,534,934,979
Preferred shares	1,534,934,821	1,534,934,821	1,534,934,821
Subtotal	3,069,869,800	3,069,869,800	3,069,869,800
Treasury (common shares)	(146,721)	(129,021)	(1,600)
Treasury (preferred shares)	(34,600)	(34,600)	(1,600)
Total outstanding shares	3,069,688,479	3,069,706,179	3,069,866,600

b) Breakdown of capital stock in number of shares

	Common shares	Preferred shares	Total

Number of outstanding shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares acquired and not cancelled	(1,600)	(1,600)	(3,200)
Increase through share subscription	13,953,489	13,953,488	27,906,977
Increase from 50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of outstanding shares on March 31, 2008	1,534,933,379	1,534,933,221	3,069,866,600
Number of outstanding shares on September 30, 2008	1,534,854,779	1,534,900,221	3,069,755,000
Shares acquired but not cancelled	(48,821)	–	(48,821)
Number of outstanding shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179
Shares acquired and not cancelled	(17,700)	–	(17,700)
Number of outstanding shares on March 31, 2009	1,534,788,258	1,534,900,221	3,069,688,479

The Special Shareholders’ Meeting held on March 10, 2009 resolved on the reverse split of common and preferred shares in the proportion of fifty (50) to one (1), with the simultaneous split of each share, after the reverse split, in the proportion of one (1) to fifty (50), respective types respected, with maturity term of sixty-one (61) days, as from April 8, 2009 to mature on June 8, 2009, so that the shareholders, at their own and free discretion, may adjust their position of shares, by type, in multiples lots of fifty (50) shares, by means of trading at BM&FBovespa S.A., through the brokerage firm of their choice.

Simultaneously to the transaction on the Brazilian Market, complying with the same maturities, the same procedure will be adopted on the International Market, for securities traded in New York – USA and Madrid - Spain.

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages attributed to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and ten per cent (10%) additional of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which correspond together to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity accounts and limited to the variation in the Federal Government (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At the Board of Directors Meeting held on December 5, 2008, the board members approved the proposal of the Board of Executive Officers related to the payment of supplementary interest on shareholders’ equity to shareholders related to 2008, in the amount of R$0.571482431 (net of tax R$0.485760066) per common share and R$0.628630674 (R$0.534336073 net of taxes) per preferred shares, the payment of which was made on March 9, 2009.

At a Board of Directors’ Meeting held on January 20, 2009, the board members approved the proposal of the Board of Executive Officers to increase by 10% the amount of monthly dividends, paid in advance to shareholders, according to the Monthly Compensation System, from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares, effective since the dividends related to February 2009 paid on March 2, 2009, benefiting shareholders registered in the Company’s records on February 2, 2009.

The calculation of interest on shareholders’ equity related to 1Q09 is shown as follows:

	R$ thousand	% (1)

Net income for the period	1,723,012
(-) Legal reserve	(86,151)
Adjusted calculation basis	1,636,861
Supplementary interest on shareholders’ equity (gross) provisioned (payable)	523,150
Withholding income tax on interest on shareholders’ equity	(78,473)
Interest on shareholders’ equity (net)	444,677
Monthly dividends paid	123,931
Interest on shareholders’ equity (net) and dividends for March 31, 2009	568,608	34.74
Interest on shareholders’ equity (net) for March 31, 2008	629,170	31.50

(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand

	Per share (gross) (1)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount

	Common shares	Preferred shares

Monthly dividends	0.038456	0.042302	123,931	–	123,931
Supplementary interest on shareholders’ equity provisioned	0.162309	0.178540	523,150	78,473	444,677
Total for 1Q09	0.200765	0.220842	647,081	78,473	568,608

d) Treasury shares

Up to March 31, 2009, 146,721 common shares and 34,600 preferred shares were acquired and held in treasury, in the amount of R$5,180 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$16.49278, R$28.56446 and R$38.33945. These shares’ market value on March 31, 2009 was R$19.22 per common share and R$23.10 per preferred share.

24) Fee and Commission Income

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Card income	822,931	865,344	677,267
Checking account	547,721	553,966	577,800
Loan operations	380,858	322,207	498,981
Asset management	368,940	385,801	384,642
Collections	236,264	254,178	225,548
Interbank fee	86,483	94,766	83,063
Custody and brokerage services	89,431	101,106	71,707
Consortium management	80,194	84,052	71,642
Tax payments	63,248	60,422	59,527
Other	160,499	95,882	153,352
Total	2,836,569	2,817,724	2,803,529

25) Personnel Expenses

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Compensation	892,466	927,768	807,587
Benefits	351,882	391,102	351,222
Social charges	319,233	342,775	297,770
Employee profit sharing	119,813	113,372	156,984
Provision for labor claims	80,521	85,010	112,365
Training	12,241	29,743	10,625
Total	1,776,156	1,889,770	1,736,553

26) Other Administrative Expenses

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Third-party services	565,933	627,216	445,856
Communication	282,629	282,532	259,669
Advertising and publicity	109,226	211,315	122,372
Depreciation and amortization	157,309	151,584	137,721
Depreciation of financial leasing Law 11,638/07 (1)	96,555	305,261	–
Transportation	139,837	150,343	133,216
Financial system services	162,798	168,418	144,679
Rentals	128,208	130,296	107,258
Data processing	151,650	123,924	97,515
Asset maintenance and conservation	90,054	107,208	89,096
Asset leasing	108,056	101,657	74,261
Asset leasing Law 11,638/07 (1)	(106,316)	(346,358)	–
Supplies	51,246	60,150	45,503
Security and surveillance	60,260	57,197	50,684
Water, electricity and gas	50,395	47,600	47,140
Travels	15,101	22,364	18,981
Other	63,907	49,376	41,043
Total	2,126,848	2,250,083	1,814,994

(1) Adjustment due to adoption of Law 11,638/07 and CPC 08.

27) Tax Expenses

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Contribution for Social Security Financing (Cofins) contribution	392,045	150,892	399,956
Tax on Services (ISS)	79,536	79,578	87,629
Social Integration Program (PIS) contribution	74,351	35,367	70,333
Municipal Real State Tax (IPTU) expenses	13,218	5,616	14,010
Others	36,168	33,684	39,395
Total	595,318	305,137	611,323

28) Other Operating Income

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Other interest income	207,597	231,699	119,337
Reversal of other operating provisions	50,739	108,984	79,393
Income on sale of goods	6,534	15,645	27,007
Revenues from recovery of charges and expenses	16,544	12,573	15,480
Others	190,461	151,714	88,565
Total	471,875	520,615	329,782

29) Other Operating Expenses

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Other interest expenses	559,480	572,596	467,520
Sundry losses expenses	254,649	264,098	180,506
Cost of goods sold and services rendered	208,298	187,208	194,166
Interest expenses with leasing obligations Law 11,638/07 (1)	31,025	127,719	–
Intangible assets amortization – banking rights acquisition	133,444	124,091	–
Expenses with other operating provisions	246,435	180,400	239,438
Goodwill amortization	24,577	24,577	–
Impairment expenses	–	1,481	–
Others	277,573	244,845	312,798
Total	1,735,481	1,727,015	1,394,428

(1) Adjustment due to adoption of Law 11,638/07 and CPC 08.

30) Non-Operating Income

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Result on sale and write-off of assets and investments	(14,007)	5,846	407,317
Recording of non-operating provisions	(34,476)	(11,326)	(15,937)
Others	8,504	(36)	10,853
Total	(39,979)	(5,516)	402,233

31) Transactions with Related Parties (Direct and Indirect)

a) Transactions with parent companies, subsidiaries, jointly-controlled companies and key management personnel are represented as follows:

	R$ thousand

	2009	2008		2009	2008

	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)

Interest on shareholders’ equity and dividends:	2,504,130	1,303,107	2,633,904	–	–	–
Cidade de Deus Companhia Comercial de Participações (1)	(9,789)	(368,603)	(7,461)	–	–	–
Fundação Bradesco (1)	(3,524)	(318,214)	(13,754)	–	–	–
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	2,806	1,188	93,295	–	–	–
Banco Alvorada S.A. (2)	351,662	118,966	170,038	–	–	–
Banco Finasa BMC S.A. (2)	5,019	1,019	–	–	–	–
Banco Boavista Interatlântico S.A. (2)	1,323	477	100,647	–	–	–
Tempo e Serviços Ltda. (2)	397,248	380,539	292,036	–	–	–
Bradesco Administradora de Consórcios Ltda. (2)	1,688	786	50,000	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil (2)	110,751	30,483	112,855	–	–	–
Elba Holdings Ltda. (2)	568,007	640,032	570,483	–	–	–
Bradseg Participações Ltda (2)	971,867	786,744	1,005,992	–	–	–
Mississipi Empreendimentos e Participações Ltda. (2)	11,707	11,707	–	–	–	–
Serel Participações em Imóveis S.A. (2)	27,396	17,150	177	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies (3)	67,969	833	259,596	–	–	–
Demand deposit:	(1,248,363)	(1,240,626)	(79,161)	–	–	–
Fundação Bradesco (1)	(674)	(8)	(711)	–	–	–
Elo Participações e Investimentos S.A. (1)	(8)	(6)	(1)	–	–	–
Nova Cidade de Deus Participações S.A. (1)	(2)	(88)	(1)	–	–	–
Cidade de Deus Companhia Comercial de Participações (1)	(6)	(13,025)	(1)	–	–	–
Bradesco Vida e Previdência S.A. (2)	(47,452)	(892)	(39,247)	–	–	–
Atlântica Cia. de Seguros (2)	–	(48)	(17)	–	–	–
Banco Bradesco Argentina S.A. (2)	(5,005)	(5,102)	–	–	–	–
Bradesco Auto/RE Cia. de Seguros (2)	(249,366)	(26)	(10)
Bradesco Argentina de Seguros S.A. (2)	(2,010)	(2,208)	(719)	–	–	–
Banco Bankpar S.A. (2)	(5,713)	(5,329)	(6,938)	–	–	–
Banco Bradesco Luxembourg S.A. (2)	(47)	(20,595)	(8)	–	–	–
BMC Previdência Privada S.A. (2)	–	(2,259)	–	–	–	–
Elba Holdings Ltda. (2)	(9)	(1,406)	(1)	–	–	–
Bradseg Participações Ltda. (2)	(6)	(249,626)	(2)	–	–	–
Leader S/A Administradora de Cartões (2)	(5,166)	(2,351)	–	–	–	–
STVD Holdings S.A. (2)	(899,952)	(900,926)	(1)	–	–	–
Key management personnel (4)	(17,175)	(16,560)	(18,794)	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies (3)	(15,772)	(20,171)	(12,710)	–	–	–
Time deposits:	(304,867)	(201,861)	(699,992)	(6,438)	(13,133)	(42,377)
Cidade de Deus Companhia Comercial de Participações (1)	(19,769)	(45,911)	(11,502)	(8)	–	(795)
Bradesco Argentina de Seguros S.A. (2)	–	(6,115)	–	–	–	–
Bradesco Auto RE Cia. de Seguros (2)	(13,376)	(14,038)	(10,299)	–	–	–
Bradesco Securities Inc. (2)	(9,074)	(4,605)	(7,135)	–	–	–
Bradesplan Participações Ltda. (2)	–	–	–	–	–	(6,374)
Celta Holdings S.A. (2)	(19,051)	(19,058)	(15,430)	(594)	(1,589)	(389)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	–	–	–	–	–	(6,025)
Elba Holdings Ltda. (2)	–	–	–	–	–	(948)
Ezibras Imóveis e Representações Ltda. (2)	–	–	–	–	–	(4,221)
Miramar Holdings S.A. (2)	–	–	–	–	–	(2,238)
STVD Holdings (2)	–	–	(521,777)	–	–	(15,330)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	(73,783)	(8,428)	–	(1,813)	(30)	–
Key management personnel (4)	(142,599)	(91,530)	(123,524)	(4,012)	(10,788)	(3,717)
Other parent companies, subsidiaries and jointly-controlled companies (3)	(27,215)	(12,176)	(10,325)	(11)	(726)	(2,340)

	R$ thousand

	2009	2008		2009	2008

	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)

Deposits abroad in foreign currency:	273	21	12	–	–	–
Banco Bradesco Luxembourg S.A. (2)	14	6	7	–	–	–
Banco Bradesco Argentina S.A. (2)	259	15	5	–	–	–
Foreign currency investments:	362	1,352	56,812	347	448	540
Banco Bradesco Luxembourg S.A. (2)	362	1,352	56,812	347	448	540
Funding/investments in interbank deposits (a):
Funding:	(71,076,344)	(73,519,153)	(53,541,169)	(2,038,735)	(2,267,952)	(1,279,185)
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	(3,500,157)	(3,461,815)	(3,163,199)	(100,343)	(111,128)	(80,166)
Banco Alvorada S.A. (2)	(308,880)	(22,076)	(4,369,135)	(3,492)	(125,064)	(116,019)
Banco Bankpar S.A. (2)	(1,249,554)	(1,540,876)	(1,971,201)	(42,909)	(63,077)	(8,781)
Banco Finasa BMC S.A. (2)	(28,325,811)	(31,810,937)	(7,457,222)	(814,389)	(773,291)	(113,668)
Banco Boavista Interatlântico S.A. (2)	(430,336)	(502,269)	(643,854)	(14,236)	(18,633)	(17,014)
Banco Bradesco BBI S.A. (2)	(5,241,515)	(5,193,395)	(1,745,662)	(152,080)	(166,993)	(22,564)
Banco Bradesco Cartões S.A. (2)	(534,496)	(394,291)	(12,995)	(357)	(391)	(321)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(31,063,507)	(30,174,738)	(33,761,877)	(888,769)	(987,495)	(910,954)
Cidade Capital Markets Ltd. (2)	(85,680)	(86,270)	(63,654)	(105)	(537)	(486)
Zogbi Leasing S.A. Arrendamento Mercantil (2)	(267,225)	(265,529)	(246,563)	(7,697)	(8,524)	(6,514)
Other parent companies, subsidiaries and jointly-controlled companies (3)	(69,183)	(66,957)	(105,807)	(14,358)	(12,819)	(2,698)
Investments:	38,473,574	40,190,515	29,723,171	1,133,099	1,178,910	909,971
Banco Finasa BMC S.A. (2)	34,488,179	36,791,459	28,860,565	1,034,919	1,142,601	892,448
Banco Alvorada S.A. (2)	2,673,552	2,621,110	–	75,428	9,097	4
Banco BankPar S.A. (2)	689,426	685,357	804,606	20,474	24,512	16,043
Other parent companies, subsidiaries and jointly-controlled companies (3)	622,417	92,589	58,000	2,278	2,700	1,476
Funding/investments on the open market (b):
Funding:	(12,989,993)	(12,594,355)	(7,414,520)	(387,755)	(399,447)	(85,963)
Ágora CTVM S.A.(2)	(411,709)	(383,048)	–	(11,224)	(4,048)	–
Alvorada Administradora de Cartões Ltda. (2)	(166,773)	(161,960)	–	(4,814)	(5,352)	–
Alvorada Serviços e Negócios Ltda. (2)	(593,087)	(330,389)	–	(12,098)	(10,658)	–
Banco Finasa BMC S.A. (2)	(155,177)	(98,408)	(38,199)	(3,017)	(5,485)	(1,026)
Banco Bradesco Cartões S.A. (2)	(35,393)	(97,504)	(166)	–	–	–
Tempo e Serviços Ltda. (2)	(511,980)	(528,081)	(129,917)	(15,257)	(16,418)	(3,218)
Banco Bradesco BBI S.A. (2)	(75,303)	(26,639)	(395,410)	(1,740)	(12,739)	(1,401)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(8,824,342)	(8,635,342)	(3,183,690)	(256,267)	(219,636)	(6,258)
Bradesco S.A. – CTVM (2)	(171,100)	(180,592)	(144,000)	(5,687)	(6,170)	(1,941)
Bradesplan Participações Ltda. (2)	(189,183)	(203,857)	(651,674)	(5,586)	(8,767)	(10,115)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(613,168)	(595,896)	(980,673)	(17,272)	(19,832)	(18,631)
Miramar Holdings S.A. (2)	(191,916)	(190,759)	(174,135)	(5,450)	(6,124)	(2,750)
STVD Holdings S.A. (2)	–	–	(270,646)	(14,159)	(436)	(6,960)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(37,670)	(234,009)	(196,209)	(3,598)	(5,189)	(4,287)
Key Management personnel (4)	(811,296)	(730,677)	(538,189)	(22,668)	(62,220)	(11,959)
Other parent companies, subsidiaries and jointly-controlled companies (3)	(201,896)	(197,194)	(711,612)	(8,918)	(16,373)	(17,417)
Investments:	45,561	48,801	48,038	1,114	1,590	1,917
Banco Alvorada S.A. (2)	45,561	48,801	48,038	1,114	1,585	1,207
Other parent companies, subsidiaries and jointly-controlled companies (3)	–	–	–	–	5	710
Derivative financial instruments (Swap) (c):	(19,977)	(27,803)	285	(1,784)	(7,271)	22
Banco Bankpar S.A. (2)	(14,033)	(1,767)	–	–	–	–
Tempo e Serviços Ltda. (2)	(10,439)	(17,546)	–	–	–	–
STVD Holdings S.A. (2)	(566)	(11,458)	–	818	(11,458)	–
Other parent companies, subsidiaries and jointly-controlled companies (3)	5,061	2,968	285	(2,602)	4,187	22
Loans and onlending abroad (d):	(391,994)	(847,943)	(230,641)	(3,603)	(8,259)	(2,927)
Banco Bradesco Luxembourg S.A. (2)	(391,994)	(847,943)	(161,770)	(3,408)	(7,233)	(2,275)
BMC – Grand Cayman (2)	–	–	(68,305)	(195)	(1,026)	(652)
Other parent companies, subsidiaries and jointly-controlled companies (3)	–	–	(566)	–	–	–

	R$ thousand

	2009	2008		2009	2008

	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)

Services rendered (e):	(22,613)	(29,935)	(18,025)	(87,135)	(91,905)	(73,321)
Scopus Tecnologia S.A. (2)	(17,289)	(20,721)	(14,570)	(58,895)	(62,074)	(53,764)
C.P.M. Braxis S.A. (3)	(5,324)	(9,214)	(3,455)	(1,277)	(6,856)	(5,697)
Fidelity Processadora e Serviços S.A. (3)	–	–	–	(28,869)	(26,063)	(15,716)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	–	–	–	(320)	(250)	(468)
Câmara Interbancária de Pagamentos – CIP (3)	–	–	–	–	(304)	(252)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	–	–	–	3,763	3,553	2,476
Other parent companies, subsidiaries and jointly-controlled companies (3)	–	–	–	(1,537)	89	100
Rental of branches:	–	–	–	(49,239)	(46,733)	(41,410)
Fundação Bradesco (1)	–	–	–	(114)	(435)	(102)
Alvorada Cartões, Crédito, Fin. e Investimento S.A. (2)	–	–	–	(1,259)	(1,240)	(1,258)
Banco Alvorada S.A. (2)	–	–	–	–	–	(32)
Bradesco Seguros S.A. (2)	–	–	–	40	61	(2,019)
Bradesco Vida e Previdência S.A. (2)	–	–	–	(5,434)	(1,456)	262
Mississippi Empreendimentos e Participações Ltda. (2)	–	–	–	(9,023)	(9,023)	(8,104)
Niagara Participações e Empreendimentos Ltda. (2)	–	–	–	(7,079)	(7,079)	(5,743)
Paineira Empreendimentos e Participações Ltda. (2)	–	–	–	(6,787)	(6,716)	(6,093)
Reno Empreendimentos e Participações Ltda. (2)	–	–	–	(4,032)	(3,997)	(3,445)
Tamisa Empreendimentos e Participações Ltda. (2)	–	–	–	(5,448)	(5,448)	(4,670)
Veneza Empreendimentos e Participações S.A. (2)	–	–	–	(5,160)	(5,160)	(4,831)
Other parent companies, subsidiaries and jointly-controlled companies (3)	–	–	–	(4,943)	(6,240)	(5,375)
Securities:	42,160,302	41,020,159	36,435,191	1,189,424	1,320,957	879,257
Bradesco Leasing S.A. Arrendamento Mercantil (2)	42,160,302	40,970,877	36,427,283	1,189,424	1,318,228	878,751
Cibrasec – Companhia Brasileira de Securitização (3)	–	49,282	7,908	–	2,729	506
Interbank onlending:	–	–	–	(32)	(32)	(50)
Other parent companies, subsidiaries and jointly-controlled companies (3)	–	–	–	(32)	(32)	(50)
Securitization operations (f):	(168,810)	(190,379)	(186,314)	–	–	–
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(168,810)	(190,379)	(186,314)	–	–	–
Subordinated debts:	(130,021)	(105,737)	(873,927)	(3,310)	(8,844)	(22,076)
Cidade de Deus Companhia Comercial de Participações (1)	(31,062)	(19,797)	(369,240)	(697)	(773)	(9,253)
Fundação Bradesco (1)	(98,959)	(85,940)	(504,687)	(2,613)	(8,071)	(12,823)
Amounts receivable/payable:	(98,287)	9,425	7,374	–	–	–
Banco Finasa BMC S.A. (2)	(100,620)	–	–	–	–	–
Embaúba Holdings Ltda. (2)	5,419	5,419	5,419	–	–	–
Visa Vale – Cia. Brasileira de Soluções Serviços (3)	3,590	3,458	2,436	–	–	–
C.P.M Braxis S.A. (3)	–	413	(381)	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies (3)	(6,676)	135	(100)	–	–	–
(1) Parent companies;
(2) Subsidiaries and affiliated companies;
(3) Jointly-controlled companies; and
(4) Key management personnel.
a) Short-term interbank investments – interbank deposits of affiliated companies, with rates corresponding to CDI – interbank deposit certificate;
b) Repurchases and/or resale to be settled, purchase and sale agreements operations backed by government securities, with rates corresponding to overnight rates;
c) Differences receivable and payable from swap operations;
d) Loans abroad raised in foreign currency for export financing, with charges corresponding to the exchange variation and international market interest rates;
e) Basically agreements executed with Scopus Tecnologia Ltda. for maintenance of IT equipment and with CPM Braxis S.A. for maintenance services of data processing systems; and
f) Securitization operations of the future flow of receivables from credit card bills of clients residing abroad.

b) Compensation of key management personnel

Yearly, the Annual Shareholders’ Meeting sets out:

• The annual global amount of management compensation, apportioned at the Board of Directors Meetings to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

• The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan allocated to employees and management of Bradesco Organization.

For 2009, the maximum amount of R$284,850 thousand was determined for the management compensation (charges and bonuses) and R$128,900 thousand to finance defined contribution supplementary private pension plans.

Short-term benefits to the Management

March 31, 2009 – R$ thousand

Income	34,723
Bonuses	11,954
INSS contribution	10,473
Total	57,150

Post-employment benefits

March 31, 2009 – R$ thousand

Defined contribution supplementary private pension plans	13,430
Total	13,430

Bradesco Organization does not maintain long-term benefits related to severance pay or share-based compensation for its key Management personnel.

Other information

I)According to the prevailing laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to respective spouses and immediate family members;

b) Individuals or corporations that hold interest in their capital, with over 10%;

c) Corporations holding over 10% of interest, the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective immediate family members;

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, have the following shareholding at Bradesco on March 31, 2009:

• Common shares	0.74%
• Preferred shares	1.11%
• Total shares	0.93%

32) Financial Instruments

a) Risk management process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. This multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit risk management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish or may suffer some change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of credit risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of loan assignment and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

Market risk management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indices of the Institution’s asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling us to make the Organization’s strategic decisions with high agility and level of reliance.

We present below the balance sheet by currency:

	R$ thousand

	2009			2008

	March 31			December 31	March 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	474,123,853	421,244,615	52,879,238	49,031,020	34,460,787
Funds available	7,533,368	5,009,902	2,523,466	3,474,421	543,837
Interbank investments	93,342,014	89,028,523	4,313,491	5,717,083	1,550,363
Securities and derivative financial instruments	130,816,205	121,253,582	9,562,623	7,874,279	8,343,349
Interbank and interdepartmental accounts	15,690,623	15,380,601	310,022	45,348	11,479
Loan and leasing operations	150,044,580	136,253,654	13,790,926	13,828,806	12,142,914
Other receivables and assets	76,697,063	54,318,353	22,378,710	18,091,083	11,868,845
Permanent assets	8,017,091	8,008,286	8,805	9,263	5,334
Investments	1,095,181	1,095,181	–	–	–
Premises and equipment and leased assets	3,286,127	3,277,454	8,673	9,126	5,221
Intangible assets	3,635,783	3,635,651	132	137	113
Total	482,140,944	429,252,901	52,888,043	49,040,283	34,466,121

Liabilities
Current and long-term liabilities	446,224,647	399,825,702	46,398,945	41,423,826	24,196,147
Deposits	169,103,134	160,591,893	8,511,241	6,084,709	3,492,439
Federal funds purchased and securities sold under agreements to repurchase	91,659,201	91,649,871	9,330	54,024	751,780
Funds from issuance of securities	9,279,720	3,783,404	5,496,316	5,250,583	3,786,428
Interbank and interdepartmental accounts	2,286,965	746,706	1,540,259	1,364,078	1,215,557
Borrowing and onlending	30,420,199	17,339,217	13,080,982	14,592,427	9,649,974
Derivative financial instruments	2,293,887	1,612,683	681,204	1,117,147	283,736
Technical provision from insurance, private pension plans and certificated savings plans	66,673,057	66,670,000	3,057	3,187	5,605
Other liabilities:
– Subordinated debt	19,744,932	16,484,056	3,260,876	3,292,748	2,583,868
– Other	54,763,552	40,947,872	13,815,680	9,664,923	2,426,760
Deferred income	272,930	272,930	–	–	–
Minority interest in subsidiaries	337,010	337,010	–	–	–
Shareholders’ equity	35,306,357	35,306,357	–	–	–
Total	482,140,944	435,741,999	46,398,945	41,423,826	24,196,147
Net position of assets and liabilities			6,489,098	7,616,457	10,269,974
Net position of derivatives (2)			(14,614,146)	(16,552,003)	(15,168,146)
Other net memorandum accounts (3)			38,858	913,517	(121,318)
Net exchange position (liability)			(8,086,190)	(8,022,029)	(5,019,490)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

In its market risk management process, Bradesco Organization uses methods that comply with the best international practices, and risk limits are defined in specific Committees and validated by Senior Management. Compliance is monitored on a daily basis by the market risk area. The methodology used to determine trading portfolio risk is parametric VaR, which has a reliability level of 99%, and one-day perspective. Correlations and fluctuations are calculated based on statistical methods in which recent returns have more importance. The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are daily assessed using backtesting techniques.

We present the VaR in the chart below

Risk factors	R$ thousand

	2009	2008

	March 31	December 31	March 31

Prefixed	16,282	76,236	14,364
Internal exchange coupon	7,338	13,991	466
Foreign currency	10,159	23,070	2,089
IGP-M	54	18	96
IPCA	66,173	267,651	29,523
Variable income	12,021	4,499	2,823
Sovereign/Eurobonds and treasuries	88,015	170,532	50,946
Other	57	61	3,793
Correlation/diversification effect	(70,887)	(112,617)	(46,365)
VaR (Value at Risk)	129,212	443,441	57,735

Sensitivity analysis

As a good risk management governance practice, Banco Bradesco maintains a continued risk management process, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II. It is also worth mentioning that the financial institutions have risk limits and controls and leverage regulated by Bacen.

Market risk limits are proposed by specific committees, assessed by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, observing the limits laid down by the Board of Directors, according to the characteristics of operations, which are divided into the following portfolios:

• Trading Portfolio: consisted of all financial instruments, commodities, derivatives operations held for trading or as hedge of other trading portfolios, which are not subject to trading restrictions. Operations intended for trading are those destined to resale, to take advantage from expected or effective price movements, or for arbitrage purposes.

• Banking Portfolio: operations not classified in the Trading Portfolio. These consist of structural operations deriving from several lines of business of the Organization and eventual hedges.

The following table presents the financial exposure sensitivity analysis (Trading and Banking Portfolios) pursuant to CVM Rule 475 of December 17, 2008 and does not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

The financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) stated in the following table do not necessarily represent an accounting loss for the Organization, due to the following reasons:

1. part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which furnishes a natural hedge for eventual interest rate fluctuations.

2. for the Banking Portfolio, interest rates fluctuations do not mandatorily have a material impact over the Organization’s results, since the intention is to hold the loan operations until their maturity.

3. derivative operations of the Banking Portfolio are used to hedge clients’ operations or to hedge investments abroad, considering the tax effect on foreign exchange rate fluctuation.

On March 31 – R$ thousand

Trading and Banking Portfolios		Scenarios

Risk factors	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation in Reais	(707)	(325,996)	(599,359)
Price indexes	Exposures subject to the variation of price index coupons	(5,553)	(721,657)	(1,372,304)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(87)	(6,519)	(12,746)
Foreign currency	Exposures subject to exchange variation	(2,242)	(56,060)	(112,120)
Equities	Exposures subject to stocks price variation	(8,465)	(211,619)	(423,237)
Sovereign/Eurobonds and treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(2,201)	(99,481)	(195,916)
Other	Exposures not classified into previous definitions	–	(37)	(74)

Total not correlated (1)		(19,255)	(1,421,369)	(2,715,756)

Total correlated (1)		(13,511)	(1,270,512)	(2,334,820)

(1) Amounts net of tax effects

Operations with derivatives of the Banking portfolio refer, mainly, to future market operations for cash flow hedges of CDI-related funding in the amount of R$20,475,182 thousand (Note 8g), and are structured for the purpose of offsetting interest rate fluctuations; hedge of investments abroad, which totaled R$9,323,886 thousand (R$9,094,833 thousand on December 31, 2008 and R$8,940,925 thousand on March 31, 2008) (Note 13a), are structured for the purpose of offsetting exchange rate fluctuations, also considering tax effects.

Additionally, we present below the sensitivity analysis of the Trading Portfolio, which represent exposures that might cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario in a static portfolio position on March 31, 2009. The market dynamism makes this position to change continuously and does not mandatorily reflect current position. In addition, as mentioned before, we maintain a continued management process of market risks, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by senior management, i.e., in case of signs of deterioration signs in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

On March 31 – R$ thousand

Trading Portfolio		Scenarios

Risk factors	Definition	1	2	3

Interest rates in R$	Exposures subject to fixed interest rates variation and coupon in Reais	(211)	(59,933)	(118,738)
Price indexes	Exposures subject to the variation of price index coupons	(2,332)	(179,502)	(348,891)
Exchange coupon	Exposures subject to the variation of foreign currency coupon rate	(32)	(2,800)	(5,548)
Foreign currency	Exposures subject to exchange variation	(2,242)	(56,060)	(112,120)
Equities	Exposures subject to stocks price variation	(1,008)	(25,190)	(50,380)
Sovereign/Eurobonds and treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(1,682)	(69,583)	(138,319)
Other	Exposures not classified into previous definitions	–	(28)	(57)

Total not correlated (1)		(7,507)	(393,096)	(774,053)

Total correlated (1)		(5,048)	(243,689)	(478,943)

(1) Amounts net of tax effects

The sensitivity analysis was carried out based on the scenarios below, always considering that these impacts would materially affect our positions:

Scenario 1: based on market information (BM&FBovespa, Andima, etc), 1 base point shocks were applied for interest rates and 1% variation for prices. For instance, the exchange rate of Reais/Dollar of R$2.33 and 1-year fixed interest rates of 9.81% p.a.

Scenario 2: 25% shocks were determined based on the market on March 31, 2009. For instance, the exchange rate of Reais/Dollar stood at R$2.88 and 1-year fixed interest rates of 12.25% p.a., with fluctuations of other risk factors representing a 25% shock on the respective curves or prices.

Scenario 3: 50% shocks were determined based on the market on March 31, 2009. For instance: the exchange rate of Reais/Dollar stood at R$3.46 and 1-year fixed interest rates of 14.70% p.a., with fluctuations of other risk factors representing 50% shock on the respective curves or prices.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution’s rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, especially to enable the Organization to settle transactions in a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

We present the Balance Sheet by maturity in the chart below:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	270,726,537	61,842,737	30,617,907	110,936,672	–	474,123,853
Funds available	7,533,368	–	–	–	–	7,533,368
Interbank investments	77,618,587	14,074,221	826,173	823,033	–	93,342,014
Securities and derivative financial instruments (1)	102,536,126	3,947,712	2,958,080	21,374,287	–	130,816,205
Interbank and interdepartmental accounts	15,223,825	1,057	1,287	464,454	–	15,690,623
Loan and leasing operations	20,590,417	39,050,309	23,714,099	66,689,755	–	150,044,580
Other receivables and assets	47,224,214	4,769,438	3,118,268	21,585,143	–	76,697,063
Permanent assets	124,521	609,359	706,041	5,131,513	1,445,657	8,017,091
Investments	–	–	–	–	1,095,181	1,095,181
Premises and equipment and leased assets	46,790	233,955	280,746	2,374,160	350,476	3,286,127
Intangible assets	77,731	375,404	425,295	2,757,353	–	3,635,783
Total on March 31, 2009	270,851,058	62,452,096	31,323,948	116,068,185	1,445,657	482,140,944
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Total on March 31, 2008	202,235,717	45,099,463	28,958,141	78,016,339	1,160,673	355,470,333

Liabilities
Current and long-term liabilities	217,591,445	28,842,997	24,470,216	174,625,429	694,560	446,224,647
Deposits (2)	69,993,927	12,428,981	7,416,963	79,263,263	–	169,103,134
Federal funds purchased and securities sold under agreements to repurchase	56,199,464	4,438,796	2,476,767	28,544,174	–	91,659,201
Funds from issuance of securities	168,147	1,494,374	1,343,380	6,273,819	–	9,279,720
Interbank and interdepartmental accounts	2,286,965	–	–	–	–	2,286,965
Borrowing and onlending	2,317,413	7,154,286	9,505,392	11,443,108	–	30,420,199
Derivative financial instruments	1,802,868	201,329	71,741	217,949	–	2,293,887
Technical provisions for insurance, private pension plans and certificated savings plans (2)	46,586,281	1,663,694	769,907	17,653,175	–	66,673,057
Other liabilities:
– Subordinated debts	71,134	–	–	18,979,238	694,560	19,744,932
– Other	38,165,246	1,461,537	2,886,066	12,250,703	–	54,763,552
Deferred income	272,930	–	–	–	–	272,930
Minority interest in subsidiaries	–	–	–	–	337,010	337,010
Shareholders’ equity	–	–	–	–	35,306,357	35,306,357
Total on March 31, 2009	217,864,375	28,842,997	24,470,216	174,625,429	36,337,927	482,140,944
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Total on March 31, 2008	166,691,669	22,808,160	21,224,615	111,149,742	33,596,147	355,470,333
Accumulated net assets on March 31, 2009	52,986,683	86,595,782	93,449,514	34,892,270	–	–
Accumulated net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618	–	–
Accumulated net assets on March 31, 2008	35,544,048	57,835,351	65,568,877	32,435,474	–	–

(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

We present the Capital Adequacy Ratio in the chart below:

Calculation basis – Capital Adequacy Ratio (Basel)	R$ thousand

	Basel II (1)				Basel I

	2009				2008

	March 31		December 31		March 31

	Financial	Economic– financial (2)	Financial	Economic– financial (2)	Financial	Economic– financial (2)

Shareholders’ equity	35,306,357	35,306,357	34,256,544	34,256,544	32,909,117	32,909,117
Decrease in tax credits – Bacen Resolution 3,059	(143,180)	(143,180)	(143,180)	(143,180)	(101,538)	(101,538)
Decrease in deferred assets – Bacen Resolution 3,444	(235,266)	(361,733)	(248,382)	(381,036)	(267,463)	(354,274)
Decrease in gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444	2,373,130	2,373,130	2,347,339	2,347,339	233,091	233,091
Additional provision to the minimum required by Bacen Resolution 2,682 (3)	1,688,078	1,689,372	1,618,940	1,620,570	–	–
Minority interest/other	417,046	337,011	413,505	321,499	178,523	158,678
Reference shareholders’ equity – Tier I	39,406,165	39,200,957	38,244,766	38,021,736	32,951,730	32,845,074
Gains/losses sum of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444	(2,373,130)	(2,373,130)	(2,347,339)	(2,347,339)	(233,091)	(233,091)
Subordinated debt	10,941,584	10,941,584	11,893,438	11,893,438	11,357,059	11,269,424
Reference shareholders’ equity – Tier II	8,568,454	8,568,454	9,546,099	9,546,099	11,123,968	11,036,333
Total reference shareholders’ equity (Tier I + Tier II)	47,974,619	47,769,411	47,790,865	47,567,835	44,075,698	43,881,407
Deduction of instruments for funding – Bacen Resolution 3,444	(52,785)	(313,837)	(53,792)	(304,779)	(42,307)	(473,107)
Reference shareholders’ equity (a)	47,921,834	47,455,574	47,737,073	47,263,056	44,033,391	43,408,300
Capital allocation (by risk)
– Credit risk	30,491,748	30,726,169	29,960,389	30,358,384	–	–
– Market risk	731,594	1,257,089	777,137	1,675,869	–	–
– Operational risk	570,527	570,527	283,377	283,377	–	–
Required reference shareholders’ equity (b)	31,793,869	32,553,785	31,020,903	32,317,630	–	–
Margin (a – b)	16,127,965	14,901,789	16,716,170	14,945,426	–	–
Risk-weighted assets (2) (c)	289,035,178	295,943,503	282,008,207	293,796,635	283,207,093	311,837,641
Capital adequacy ratio (a/c)	16.58%	16.04%	16.93%	16.09%	15.55%	13.92%

(1) Article 4 of Circular Letter 3,389 of Bacen includes the option based on the exclusion prerogative of the short position in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Bradesco chose this prerogative on September 29, 2008.

(2) As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on required reference shareholders’ equity divided by 11%, which is the minimum capital required by Bacen.
(3) As of December 2008, Bacen, through Resolution 3,674, allowed financial institutions and other institutions authorized to operate by Bacen, which record an additional provision to the minimum percentages required by Resolution 2,682 of December 21, 1999, to fully add the respective amount to Tier I of reference shareholders’ equity (PR), for the purposes of     determining the Reference Shareholders’ Equity (PR) referred to in Resolution 3,444 of February 28, 2007.

Pursuant to the New Basel Capital Accord (Basel II), the Brazilian Central Bank published Resolutions 3,380 and 3,464, concerning the structures for operating and market risks management, respectively. It also published Circular Letters 3,360, 3,361 to 3,366, 3,368, 3,383, 3,388 and 3,389, which define the necessary methodologies of portions of capital for credit, market and operating risks, respectively, as well as Resolutions 3,444, amending rules for the determination of reference shareholders’ equity, and 3,490, regarding the determination of required reference shareholders’ equity to be applied as of July 1, 2008.

b) Market value

The book value, net of provisions for devaluations of the main financial instruments is as follows:

Portfolios	R$ thousand

	Unrealized income (loss) without tax effects

	Book value	Market value	In the result			In shareholders’ equity

	2009		2009	2008		2009	2008

	March 31		1st Quarter	4th Quarter	1st Quarter	March 31	December 31	March 31

Securities and derivative financial instruments (Notes 3e, 3f and 8)	130,816,205	132,984,411	1,034,975	463,931	3,539,755	2,168,206	1,550,399	1,428,075
– Adjustment of available-for-sale securities (Note 8 c II)	–	–	(1,133,231)	(1,086,468)	2,111,680	–	–	–
– Adjustment of held-to-maturity securities (Note 8d item 7)	–	–	2,168,206	1,550,399	1,428,075	2,168,206	1,550,399	1,428,075
Loan and leasing operations (1) (Notes 3g and 10)	174,121,407	174,246,313	124,906	46,865	8,015	124,906	46,865	8,015
Investments (2) (3) (Notes 3j and 13)	1,095,181	1,163,340	68,159	110,161	735,165	68,159	110,161	735,165
Treasury shares (Note 23d)	5,180	3,619	–	–	–	(1,561)	(1,502)	(9)
Time deposits (Notes 3n and 16a)	105,423,543	105,171,367	252,176	289,337	8,939	252,176	289,337	8,939
Funds from issuance of securities (Note 16c)	9,279,720	9,262,327	17,393	1,474	18,066	17,393	1,474	18,066
Borrowing and onlending (Notes 17a and 17b)	30,420,199	30,378,702	41,497	33,265	91,633	41,497	33,265	91,633
Subordinated debts (Note 19)	19,744,932	19,991,239	(246,307)	(340,469)	(261,534)	(246,307)	(340,469)	(261,534)
Unrealized income without tax effects	–	–	1,292,799	604,564	4,140,039	2,424,469	1,689,530	2,028,350

(1) It includes advances on foreign exchange contracts, leasing operations and other receivables with loan assignment features;
(2) It refers to shares of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) It includes the increase of the interest in BM&F S.A. in the amount of R$66,258 thousand (December 31, 2008 – R$108,351 thousand and March 31, 2008 - Bovespa Holding – R$430,790 thousand and BM&F - R$301,328 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price practiced on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private pension plan of the variable contribution type that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). Securities Dealer (DTVM) is responsible for the financial management of FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through the Assistance and Retirement Pension Fund for the employees of the bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará. (Cabec)

The funds guaranteeing the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco in its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables us to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in 1Q09 amounted to R$51,214 thousand (4Q08 – R$89,427 thousand and 1Q08 – R$77,942 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$364,123 thousand in 1Q09 (4Q08 – R$420,845 thousand and 1Q08 – R$361,847 thousand).

34) Income Tax and Social Contribution

a) Statement of calculation of income tax and social contribution charges

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Income before income tax and social contribution	2,412,611	567,179	2,900,772
Total charge of income tax and social contribution at rates of 25% and 15%, respectively (1)	(965,044)	(226,872)	(986,262)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	2,227	18,772	10,937
Exchange (loss) gain	(48,582)	936,876	(26,357)
Non-deductible expenses, net of non-taxable income	(29,607)	(7,714)	(20,673)
Interest on shareholders’ equity (paid and payable)	209,260	201,756	158,596
Effect of the difference of the social contribution rate (2)	120,879	48,329	–
Other amounts	26,810	83,263	69,063
Income tax and social contribution for the period	(684,057)	1,054,410	(794,696)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413, of January 3, 2008 (converted into Law 11,727 of June 23, 2008), remaining at 9% for other companies (Note 3h); and
(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution result

	R$ thousand

	2009	2008

	1st Quarter	4th Quarter	1st Quarter

Current taxes:
Income tax and social contribution payable	(1,608,704)	(1,133,085)	(1,379,068)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	657,807	2,023,105	593,141
Use of opening balances of:
Negative basis of social contribution	(35,896)	(20,352)	(12,389)
Tax loss	(100,496)	(59,475)	(35,472)
Recording/utilization in the period on:
Negative basis of social contribution	12,764	158,190	525
Tax loss	390,468	86,027	38,567
Total deferred taxes	924,647	2,187,495	584,372
Income tax and social contribution for the period	(684,057)	1,054,410	(794,696)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on December 31, 2008	Amount Recorded (3)	Amount Realized	Balance on March 31, 2009	Balance on March 31, 2008

Allowance for loan losses	5,912,533	1,133,059	1,134,673	5,910,919	3,825,888
Provision for civil contingencies	566,103	80,830	33,592	613,341	509,124
Provision for tax contingencies	1,682,533	155,524	4,855	1,833,202	1,449,350
Labor provisions	566,410	42,744	39,282	569,872	527,451
Provision for devaluation on securities and investments	164,280	2,624	17,784	149,120	131,624
Provision for depreciation on foreclosed assets	85,364	32,875	21,263	96,976	75,825
Adjustment to market value of trading securities	6,743	10,800	2,686	14,857	2,339
Amortized goodwill	1,152,368	65,291	56,790	1,160,869	906,130
Provision for interest on shareholders’ equity (1)	–	178,634	–	178,634	119,633
Adjustment to Law 11,638/07	81,149	6,382	–	87,531	–
Others	1,268,597	386,233	126,264	1,528,566	299,301
Total tax credits over temporary differences	11,486,080	2,094,996	1,437,189	12,143,887	7,846,665
Tax losses and negative basis of social contribution of the country and abroad	1,368,580	403,232	136,392	1,635,420	998,701
Subtotal	12,854,660	2,498,228	1,573,581	13,779,307	8,845,366
Adjustment to market value of available-for-trading securities	434,395	223,472	95,710	562,157	–
Social contribution – Provisional Measure 2,158-35 of August 24, 2001 (2)	414,238	–	7,692	406,546	456,233
Total tax credits (Note 11b)	13,703,293	2,721,700	1,676,983	14,748,010	9,301,599
Deferred tax liabilities (Note 34f)	2,467,850	1,202,565	505,376	3,165,039	1,806,502
Tax credits net of deferred tax liabilities	11,235,443	1,519,135	1,171,607	11,582,971	7,495,097
– Percentage of net tax credits over total reference shareholders’ equity (Note 32a)	23.8%			24.4%	17.3%
– Percentage of net tax credits over total assets	2.5%			2.4%	2.1%

(1) Tax credit on interest on shareholders’ equity is recorded up to the fiscal limit allowed;
(2) Until the end of the year it is estimated the realization of the amount of R$82,625 thousand, which will be accounted for upon its effective use (item d); and
(3) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008), equivalent to the amount of R$102,737 thousand (Note 3h).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand

	Temporary differences		Tax loss and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2009	1,144,968	543,685	567,951	106,236	2,362,840
2010	2,430,494	1,145,159	227,953	99,171	3,902,777
2011	2,165,410	957,250	224,579	112,124	3,459,363
2012	1,088,075	494,888	185,872	44,171	1,813,006
2013	1,461,455	656,122	44,144	23,218	2,184,939
2014 (1st Quarter)	40,385	15,996	1	–	56,382
Total	8,330,787	3,813,100	1,250,500	384,920	13,779,307

	R$ thousand

	Social contribution tax credit - Provisional Measure 2,158-35

	2009	2010	2011	2012	2013	2014 and 2015	Total

Total	82,625	10,396	115,604	38,170	16,572	143,179	406,546

Projected realization of tax credits is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$12,960,602 thousand (December 31, 2008 – R$11,879,228 thousand and March 31, 2008 – R$8,609,839 thousand), of which R$11,069,727 thousand (December 31, 2008 – R$10,269,897 thousand and March 31, 2008 – R$7,536,491 thousand) includes temporary differences, R$1,535,560 thousand (December 31, 2008 – R$1,256,550 thousand and March 31, 2008 – R$680,107 thousand) includes tax losses and negative basis of social contribution and R$355,315 thousand (December 31, 2008 – R$352,781 thousand and March 31, 2008 – R$393,241 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$75,238 thousand (December 31, 2008 – R$70,155 thousand and March 31, 2008 – R$65,755 thousand) was not recorded as tax credit, and will be recorded when it presents effective prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of law approved by congressmen) filed by the National Confederation of the Financial System (Consif) against Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008, Articles 17 and 41), tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. Tax credit balance related to Social Contribution rate increase not recorded amounts to R$925,951 thousand (note 3h).

f) Deferred tax liabilities

	R$ thousand

	2009	2008

	March 31	December 31	March 31

Adjustment to market value of derivative financial instruments	586,031	485,716	719,365
Excess depreciation	1,892,706	1,324,688	693,544
Operations in future liquidity market	1,768	1,807	55,994
Others	684,534	655,639	337,599
Total	3,165,039	2,467,850	1,806,502

The deferred tax liabilities of companies of the financial and insurance sectors were established considering the increase of the social contribution rate, determined by Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008) (note 3h).

35) Other Information

a) The Bradesco Organization manages investment funds and portfolios whose net equity on March 31, 2009 to R$200,975,384 thousand (December 31, 2008 amounts to R$187,150,053 thousand and March 31, 2008 – R$183,821,652 thousand).

b) During 4Q08, Bacen amended reserve requirements rules, aiming at improving liquidity in Brazil’s financial system, due to the shortage of foreign funds. Main amendments are outlined below:

Description	Previous Rule	Current Rule

Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount in excess of R$100 million	Bacen collects the amount in excess of R$1 billion
Decrease in the rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	8%	Demand deposits – 5% Time deposits – 5% (4% as of January 5, 2009)
Decrease in the rate of Bacen compulsory deposit requirement collected from demand deposits	45%	42%
Decrease in the amount subject to collections over time deposits	Bacen collects the amount that exceeds R$300 million	Bacen collects the amount that exceeds R$2 billion
Compliance with Bacen compulsory deposit requirement collected from time deposits	100% in government securities, not deducting acquired credits
30% in government securities (40% as of January 5, 2009) 70% in cash, not remunerated (60% as of January 5, 2009) may be replaced by credits acquired up to June 30, 2009 from financial institutions, basically derived from (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other issuance credits or liability of non-financial individuals and corporations, (iv) interbank deposits with guaranteed assets provided for by laws; (v) fixed income securities issued by non-financial entities, composing the institution’s portfolio or investment funds; (vi)receivables pertaining to Receivables Securitization Funds (FIDC); (vii) FIDC quotas organized by the Deposit Guarantee Association (FGC); and (viii)foreign currency acquisitions with Bacen made with financial institution’s resale commitment, combined with Bacen’s repurchase commitment, only accepting the deduction of credits acquired from institutions whose Reference Shareh olders’ Equity reaches up to R$7 billion in August 2008.

Compulsory deposit requirement over interbank deposits raised from leasing companies	Collection rate of 25%, 100% pegged by government securities
As of January 5, 2009 it includes the compulsory deposit requirement collected from time deposits, the collection rate is 15%, maintaining the characteristics of requirement compliance mentioned above.

Management Bodies

Cidade de Deus, Osasco, SP, April 30, 2009

Board of Directors

Chairman	Departmental Directors	Audit Committee
Lázaro de Mello Brandão	Adineu Santesso	Mário da Silveira Teixeira Júnior – Coordinator
	Airton Celso Exel Andreolli	Paulo Roberto Simões da Cunha
Vice-Chairman	Alexandre da Silva Glüher	Yves Louis Jacques Lejeune
Antônio Bornia	Alfredo Antônio Lima de Menezes	Hélio Machado dos Reis
Altair Antônio de Souza
Members	Antônio Carlos Del Cielo	Compliance and Internal Controls
Mário da Silveira Teixeira Júnior	Antonio Celso Marzagão Barbuto	Committee
Márcio Artur Laurelli Cypriano	Candido Leonelli	Mário da Silveira Teixeira Júnior – Coordinator
João Aguiar Alvarez	Cassiano Ricardo Scarpelli	Carlos Alberto Rodrigues Guilherme
Denise Aguiar Alvarez	Clayton Camacho	Milton Almicar Silva Vargas
*Luiz Carlos Trabuco Cappi	Douglas Tevis Francisco	Domingos Figueiredo de Abreu
*Carlos Alberto Rodrigues Guilherme	Fábio Mentone	Clayton Camacho
Ricardo Espírito Santo Silva Salgado	Fernando Barbaresco	Nilton Pelegrino Nogueira
	Fernando Roncolato Pinho	Roberto Sobral Hollander
Board of Executive Officers	Jair Delgado Scalco
	Jean Philippe Leroy	Executive Disclosure Committee
Executive Officers	José Luiz Rodrigues Bueno	(Non-Statutory)
	José Maria Soares Nunes	Milton Almicar Silva Vargas – Coordinator
Chief Executive Officers	Josué Augusto Pancini	Julio de Siqueira Carvalho de Araujo
*Luiz Carlos Trabuco Cappi	Laércio Carlos de Araújo Filho	José Luiz Acar Pedro
	Luiz Alves dos Santos	José Guilherme Lembi de Faria
Executive Vice-Presidents	Luiz Carlos Angelotti	Domingos Figueiredo de Abreu
Laércio Albino Cezar	Luiz Carlos Brandão Cavalcanti Júnior	Denise Pauli Pavarina de Moura
Arnaldo Alves Vieira	Luiz Fernando Peres	Jean Philippe Leroy
Sérgio Socha	Marcelo de Araújo Noronha	Luiz Carlos Angelotti
Julio de Siqueira Carvalho de Araujo	Marcos Bader	Antonio José da Barbara
Milton Almicar Silva Vargas	Mario Helio de Souza Ramos
José Luiz Acar Pedro	Marlene Moran Millan	Ethical Conduct Committee
Norberto Pinto Barbedo	Mauro Roberto Vasconcellos Gouvêa	Domingos Figueiredo de Abreu – Coordinator
	Moacir Nachbar Junior	Carlos Alberto Rodrigues Guilherme
Managing Directors	Nilton Pelegrino Nogueira	Arnaldo Alves Vieira
Armando Trivelato Filho	Nobuo Yamazaki	Milton Almicar Silva Vargas
José Alcides Munhoz	Octavio Manoel Rodrigues de Barros	José Luiz Acar Pedro
José Guilherme Lembi de Faria	Ricardo Dias	Milton Matsumoto
Luiz Pasteur Vasconcellos Machado	Robert John van Dijk	Clayton Camacho
Milton Matsumoto	Roberto Sobral Hollander	Nilton Pelegrino Nogueira
Odair Afonso Rebelato	Walkíria Schirrmeister Marquetti	Roberto Sobral Hollander
Aurélio Conrado Boni
Domingos Figueiredo de Abreu	Directors
Paulo Eduardo D’Avila Isola	Aurélio Guido Pagani	Integrated Risk Management and
Ademir Cossiello	Cláudio Fernando Manzato	Capital Allocation Committee
Sérgio Alexandre Figueiredo Clemente	Fernando Antônio Tenório	*Luiz Carlos Trabuco Cappi – Coordinator
	Márcia Lopes Gonçalves Gil	Laércio Albino Cezar
	Marcos Daré	Arnaldo Alves Vieira
	Osmar Roncolato Pinho	Sérgio Socha
	Paulo de Tarso Monzani	Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
	Compensation Committee	José Luiz Acar Pedro
	Lázaro de Mello Brandão – Coordinator	Norberto Pinto Barbedo
	Antônio Bornia	Domingos Figueiredo de Abreu
	Mário da Silveira Teixeira Júnior	Roberto Sobral Hollander
Márcio Artur Laurelli Cypriano
	*Luiz Carlos Trabuco Cappi	Fiscal Council

Sitting Members
Ricardo Abecassis Espírito Santo Silva – Coordinator
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Deputy Members
João Batistela Biazon
*Jorge Tadeu Pinto de Figueiredo
General Accounting Department		Renaud Roberto Teixeira
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5		Ombudsman Department
Cleuza de Lourdes Lopes Curpievsky – Ombudswoman

*Process pending approval by the Brazilian Central Bank

Independent Auditors’ Report on Limited Review

To the Board of Directors
Banco Bradesco S.A.

1. We carried out limited reviews of the accounting information presented in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of March 31, 2009, December 31 and March 31, 2008 and the related consolidated statements of income, of changes in stockholders’ equity, of cash flows and of value added for the quarters then ended. This information is the responsibility of the Bank’s management.

2. Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above, in order that this information be stated in accordance with accounting practices adopted in Brazil.

São Paulo, April 30, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first quarter of 2009, and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, April 30, 2009

Ricardo Abecassis Espírito Santo Silva
Domingos Aparecido Maia
Nelson Lopes de Oliveira

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and Executive IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1o andar
CEP 01310-917 – São Paulo-SP
Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.